   As filed with the Securities and Exchange Commission on September 14, 1998
                                                          Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -------------------------------
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       -----------------------------------


                         MEGABANK FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

            COLORADO                               6719                            84-1449911
-------------------------------        ----------------------------           ----------------------
(State or other jurisdiction of        (Primary S.I.C. Code Number)             (I.R.S. Employer
incorporation or organization)                                                Identification Number)

                             8100 EAST ARAPAHOE ROAD
                            ENGLEWOOD, COLORADO 80112
                                 (303) 740-2265
    ------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of principal executive offices and principal place of business)

                               THOMAS R. KOWALSKI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             8100 EAST ARAPAHOE ROAD
                            ENGLEWOOD, COLORADO 80112
                                 (303) 740-2265
          -------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

  REID A. GODBOLT, ESQ.                          MATTHEW C. BOBA, ESQ.
   JONES & KELLER, P.C.                           CHAPMAN AND CUTLER
1625 BROADWAY, SUITE 1600                        111 WEST MONROE STREET
  DENVER, COLORADO 80202                         CHICAGO, ILLINOIS 60603
TELEPHONE:  (303) 573-1600                     TELEPHONE:  (312) 845-3000

                         -------------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

            If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE

============================================================================================================================

                                                         Proposed Maximum          Proposed Maximum           Amount of
 Title of Each Class of Securities     Amount to be       Offering Price           Aggregate Offering        Registration
         to be Registered              Registered(2)      Per Security(1)                 Price                   Fee
----------------------------------------------------------------------------------------------------------------------------

Common Stock                             1,667,500           $ 13.00                  $ 21,677,500             $ 6,395
----------------------------------------------------------------------------------------------------------------------------

----------------
(1)       Estimated solely for purposes of calculating the registration fee.
(2) Includes 217,500 shares of Common Stock subject to the Underwriters' over-allotment option.

                           ---------------------------

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 1998

                                1,450,000 SHARES

                         MEGABANK FINANCIAL CORPORATION
                                 [MEGABANK LOGO]

                                  COMMON STOCK

            Of the 1,450,000 shares of Common Stock offered hereby (the "Offering"), 1,200,000 shares are being offered by MegaBank Financial Corporation (the "Company") and 250,000 shares are being offered by Thomas R. Kowalski, the Company's Chairman and Chief Executive Officer (the "Selling Shareholder"). See "Principal and Selling Shareholders."

            Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price per share of the Common Stock will be between $11 and $13. For information relating to the determination of the initial public offering price of the Common Stock, see "Underwriting." The Company has filed an application to have the Common Stock approved for inclusion on the Nasdaq National Market(R) under the symbol "MBFC."

            SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

                               -------------------

 THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS
   AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK
       INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER
                               GOVERNMENT AGENCY.

                               -------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.


--------------------------------------------------------------------------------------------------------------------
                                                                                                  Proceeds to
                                        Price to        Underwriting         Proceeds to            Selling
                                         Public         Discount(1)          Company(2)         Shareholder (2)
--------------------------------------------------------------------------------------------------------------------

Per Share ........................       $____            $____                $____                $____
Total(3)..........................       $____            $____                $____                $____
--------------------------------------------------------------------------------------------------------------------

----------

(1) See "Underwriting" for information concerning indemnification arrangements with the Underwriters.

(2) Before deducting expenses of the Offering payable by the Company estimated at $300,000 and by the Selling Shareholder estimated at $5,000.

(3) The Company and the Selling Shareholder have granted the Underwriters a 30-day option to purchase up to an additional 192,500 shares and 25,000 shares of Common Stock, respectively, solely to cover over-allotments, if any, on the same terms and conditions as shown above. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company and Proceeds to Selling Shareholder will be $_____, $_____, $_____, and $_____, respectively.

            The shares of Common Stock are offered hereby severally by the Underwriters named herein, subject to receipt and acceptance by them and subject to the right to reject any order in whole or in part. See "Underwriting." It is anticipated that delivery of the shares of Common Stock will be made against payment therefor on or about ________, 1998.

                          HOWE BARNES INVESTMENTS, INC.

________, 1998

                                      [MAP]














                               ------------------

            CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ------------------

            IN CONNECTION WITH THE OFFERING, CERTAIN PERSONS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET(R) IN ACCORDANCE WITH RULE 103 UNDER REGULATION M.

                               ------------------

            The Company intends to furnish its shareholders with annual reports containing audited financial statements, together with a report from its independent auditors, and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. The Company is a reporting company under the Securities Exchange Act of 1934. See "Available Information."

                               PROSPECTUS SUMMARY

            This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus (i) gives effect to the 30-for-1 stock split of the Company's Common Stock (the "Common Stock"), effected in September 1998, (ii) assumes that the Underwriters' over-allotment option is not exercised, and (iii) for purposes of regulatory disclosure, gives effect to the Company's and Bank's conversion to a unitary thrift holding company and federal savings bank, respectively, effected in September 1998.

                                   THE COMPANY

            MegaBank Financial Corporation (the "Company") was founded in 1984 by its Chairman and Chief Executive Officer, Thomas R. Kowalski, with the objective of building a banking franchise in the Denver, Colorado metropolitan area that would deliver a broad based package of products and services to businesses and individuals. The Company's banking subsidiary, MegaBank (the "Bank") was organized in 1983. Since the advent of branch banking in Colorado in 1993, the Bank has opened seven additional banking locations throughout the Denver area for a total of eight locations, with two more branches in the planning and construction phases.

            Since inception, the Bank has specialized its lending practice in the residential construction industry. The Company's Chairman has extensive experience in the home building industry and has expanded the Bank's lending practice to date such that the Bank is one of the area's leading originators of land development and residential construction loans to small- and medium-sized homebuilders. Currently, the Bank can finance a builder or developer from the acquisition and development loan process, including assistance with special district financing, through the construction loan phase. During the five years ended December 31, 1997, the Bank originated over $750 million in total loans and during the six months ended June 30, 1998, originated an additional $144 million in such loans. While some of these loans remain on the Company's balance sheet, most have been repaid, refinanced or participated out to other financial institutions.

            The Company has achieved significant growth measured from the end of 1995. Total assets have increased to $199 million as of June 30, 1998, from $158 million, $119 million and $102 million as of December 31, 1997, 1996 and 1995, respectively. This represents a 30.22% average annualized growth in assets over the past two-and-one-half years. During the same time period, net income increased to $2.8 million for the year ended December 31, 1997 from $2.4 million and $1.6 million for the years ended December 31, 1996 and 1995, respectively. During the past three years ended December 31, 1997, the Company's return on average assets and return on average equity has averaged 2.20% and 29.83%, respectively. For the six months ended June 30, 1998, net income was $1.7 million representing a 36.33% increase over the $1.3 million of net income earned in the first six months of 1997. On an annualized basis, as of June 30, 1998, return on average assets for the Company equaled 1.93% while return on average equity equaled 27.85%. With respect to the Bank, a recent industry publication ranked it 35th nationally in overall profitability for banks between $100 million and $1 billion in assets with a return on average assets of 2.21% during the five years ended December 31, 1997.

            In September 1998, the Company changed its status to a unitary thrift holding company within the meaning of the Home Owners' Loan Act of 1933, as amended ("HOLA"). The Company is registered with the Office of Thrift Supervision ("OTS") and is subject to OTS regulations, examinations, supervision and reporting requirements. Also, in September 1998, the Bank converted its charter from a Colorado state-chartered commercial bank to a federal savings bank. Management believes that the flexibilities and opportunities with a thrift charter complement the Bank's current lending practices and should enhance the Company's long-term plans, including the establishment of a real estate subsidiary. Management's plan is that the real estate subsidiary will purchase undeveloped real estate in the Denver, Colorado area, and develop and sell the land to small- to medium-sized homebuilders who do not have resources to develop land but are able to build homes economically. The Company would receive income from the land sales as well as fee and interest income upon funding the homebuilders' loans through the Bank. The Company also contemplates entering into related activities, such as the formation or purchase of a title company.

            The Bank intends to continue to focus on its niche of residential construction lending in addition to providing a complete array of products and services for its customers. High quality customer service has been a fundamental tenet of the Bank's operating strategy since its inception. The Bank intends to continue to pursue its strategies and concentrate on increasing its market share through referrals from existing customers and the implementation of advertising and marketing strategies.

            The Company's principal executive office is located at 8100 East Arapahoe Road, Englewood, Colorado 80112, and its telephone number is (303) 740-2265.

                                  THE OFFERING

Common Stock offered by
  the Company.....................................................    1,200,000 shares

Common Stock offered by the
  Selling Shareholder.............................................    250,000

Common Stock to be outstanding
  after the Offering(1)...........................................    7,607,340

Proposed Nasdaq National Market(R)
  symbol..........................................................    MBFC

Use of Proceeds...................................................    The Company intends to contribute approximately
                                                                      $5.0 million of capital to the Bank, contribute
                                                                      approximately $3.5 million to a planned real
                                                                      estate subsidiary, to use approximately $1.5
                                                                      million to complete the Bank's tenth branch
                                                                      location which is expected to begin operations in
                                                                      1999, and use the remainder of the proceeds for
                                                                      general corporate purposes, which may include,
                                                                      without limitation, the purchase and construction
                                                                      of future bank branch locations, additional
                                                                      capital contributions to the Bank and subsidiaries
                                                                      (including a real estate title company) and
                                                                      possible future acquisitions of financial
                                                                      institutions. See "Use of Proceeds."


-----------------
(1) As of September 1, 1998. Excludes up to 500,000 shares of Common Stock reserved for possible issuance pursuant to existing and future grants of options or other rights to officers, directors and employees of the Company under the Company's 1998 Long-Term Incentive Plan.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

          Statements contained in this Prospectus that relate to the Company's beliefs or expectations as to future events relating to, among other things, (i) the success of the Company's growth strategy, (ii) the competitive banking environment, (iii) the sufficiency of the Company's allowance for loan losses,
(iv) risks relating to the Company's concentration of land development and construction loans, (v) changes in economic conditions, including interest rates, management's ability to manage interest rates, and credit risks, and (vi) the impact of future regulations, are not statements of historical fact and are forward-looking statements. Although the Company believes that the assumptions upon which such forward-looking statements are based are reasonable within the bounds of its knowledge of its business and operations, it can give no assurance that the assumptions will prove to have been correct. Reference to sections in this Prospectus which contain forward-looking statements and important factors that could cause actual results to differ materially and adversely from the Company's expectations and beliefs are set out under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors should be carefully considered by potential investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

            The consolidated statements of operations data for the years ended December 31, 1997 and 1996 and the consolidated balance sheet data as of December 31, 1997 are derived from the Company's consolidated financial statements and notes thereto which have been audited by Fortner, Bayens, Levkulich & Co., P.C., independent public accountants and are included elsewhere in this Prospectus. The consolidated statements of operations data for the years ended December 31, 1995 and 1994 and the balance sheet data as of December 31, 1996 and 1995 are derived from the Company's consolidated financial statements which have been audited by Fortner, Bayens, Levkulich & Co., P.C. but are not included herein. The consolidated statements of operations data for the six months ended June 30, 1998 and 1997, and the consolidated balance sheet data at June 30, 1998 and 1997, have been derived from unaudited consolidated financial statements, which, in the opinion of the Company, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations of the Company for those periods. The statements of operations data for interim periods are not necessarily indicative of results for subsequent periods or the full year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                          AT OR FOR THE SIX MONTHS                AT OR FOR THE YEAR
                                                               ENDED JUNE 30,                     ENDED DECEMBER 31,
                                                         --------------------------    ----------------------------------------
                                                            1998           1997           1997           1996           1995
                                                            ----           ----           ----           ----           ----
                                                                     (Dollars in thousands, except per share data)

Consolidated Statements of Operations Data:
Interest income .....................................    $   9,193      $   7,145      $  15,383      $  11,359      $   8,427
Interest expense ....................................        3,186          2,344          4,966          3,131          2,154
Net interest income .................................        6,007          4,801         10,417          8,228          6,273
Provision for loan losses ...........................          220            250            880            457            280
Other income ........................................          462            328            996            961            807
Other expenses ......................................        3,700          2,968          6,427          4,959          4,136
Income tax expense ..................................          834            653          1,272          1,353          1,017
Net income ..........................................        1,715          1,258          2,834          2,420          1,647

Consolidated Balance Sheet Data:
Total assets ........................................    $ 199,393      $ 149,469      $ 157,880      $ 118,929      $ 102,076
Total loans .........................................      147,416        109,219        126,087         94,973         68,845
Allowance for loan losses ...........................        2,306          1,456          2,083          1,150            759
Investment securities available for sale ............       16,212          9,743         13,999         11,137          6,985
Investment securities held to maturity ..............         --             --             --             --              550
Nonperforming assets(1) .............................        1,371          1,424          1,604             14             76
Deposits ............................................      171,734        135,024        141,878        104,661         90,192
Shareholders' equity ................................       13,314         10,083         11,578          8,827          6,393

Per Common Share:
Basic earnings per share(2) .........................    $     .27      $     .20      $     .44      $     .38      $     .26
Book value per share ................................         2.08           1.57           1.80           1.38           1.00
Tangible book value per share .......................         2.08           1.57           1.80           1.38           1.00

Selected Financial Ratios:
Return on average assets ............................         1.93%          1.84%          1.96%          2.36%          2.27%
Return on average common equity .....................        27.85          26.61          27.78          31.80          29.92
Net interest margin(3) ..............................         7.76           7.95           8.14           9.01           9.81
Net interest spread(3) ..............................         6.51           6.69           6.83           7.60           8.34
Shareholders' equity to total assets ................         6.68           6.75           7.33           7.42           6.26
Tangible and core (tier 1) capital ratios
  (Bank only) .......................................        10.64           7.49           8.02           8.97           8.93
Risk-based capital ratio (Bank only) ................        13.61          10.96          10.30          12.62          13.18
Nonperforming assets to total assets ................         0.69           0.95           1.02           0.01           0.07
Nonperforming loans to total loans ..................         0.93           1.30           1.27           0.01           0.11
Allowance for loan losses to total loans ............         1.56           1.16           1.65           1.21           1.10
Allowance for loan losses to nonperforming loans ....       168.20         102.24         129.92        8463.03         998.23


----------
(1) Includes loans 90 days or more delinquent and still accruing interest, nonaccrual loans and restructured loans.
(2)         No difference exists between basic and diluted earnings per share.
            Gives effect to the 30-for-1 stock split of the Company's Common Stock in September 1998.
(3)         On a tax equivalent basis.

                                  RISK FACTORS

            Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information contained in this Prospectus in evaluating the Company and its business and in deciding whether to purchase any of the Common Stock offered hereby.

            Loan and Business Concentration. Since the 1980's the Bank has been one of the leading originators of land development and residential construction loans to small- and medium-sized builders in the Denver, Colorado area. As of June 30, 1998 these loans, in the aggregate, comprised 62.3% of the Bank's total loans. Also, the Company's planned expansion into real estate through a real estate subsidiary that will buy and develop land for resale to homebuilders will further concentrate the Company in the home building industry and subject the Company to risks associated with holding real property, such as holding costs, maintenance costs and illiquidity of the investment. Accordingly, adverse economic conditions in the home building industry could materially impact the Company's primary business. These conditions could occur as a result of significant increases in interest rates, moratoriums on new building by municipalities, overbuilding of new homes in the Denver area and a general economic downturn. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

            Economic Conditions and Impact of Interest Rates. Results of operations for financial institutions, including the Company, may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, housing starts, rapid changes in interest rates and the monetary and fiscal policies of the federal government. The profitability of the Company is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities. Although management believes that the maturities of the Company's assets are moderately balanced in relation to maturities of liabilities ("asset/liability management"), asset/liability management involves estimates as to how changes in the general level of interest rates will impact the yields earned on assets and the rates paid on liabilities. A decrease in interest rate spreads would have a negative effect on the net interest income and profitability of the Company, and there can be no assurance that this spread will not decrease. Although economic conditions in the market area of the Company have been generally stronger than those in many other regions of the country, there can be no assurance that such conditions will continue to prevail. Moreover, substantially all of the loans of the Company are to individuals and businesses in the Denver area, and any decline in the economy of this market area could have an adverse impact on the Company. There can be no assurance that positive trends or developments discussed in this Prospectus will continue or that negative trends or developments will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

            Growth and Acquisition Risks. The Company has pursued and intends to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk levels and terms without proportionate increases in noninterest expenses. A significant portion of the net proceeds from the sale by the Company of the Common Stock hereunder is intended to be used to support future growth, including the establishment of the Bank's tenth branch. The Company has grown and intends to grow by the establishment of new branches. Establishing new branches through land purchase and development takes significant amounts of capital and time to build. Delays can be encountered in the process as a result of zoning, building moratoriums by municipalities, and general construction and weather problems. In addition, successful growth through branch expansion will depend on the Company's ability to maintain sufficient regulatory capital levels and on continued favorable economic conditions in the Company's market. There can be no assurance that the Company will be successful in continuing its internal growth strategy.

            The Company will also face risks in attempting to achieve growth through the planned establishment of a real estate subsidiary whose purpose is to develop land for resale to homebuilders. Among the risks the Company faces are: having adequate staff to oversee acquisition and development of land; establishing and maintaining proper internal controls with respect to land inventory and development; using adequate procedures to ensure compliance with zoning requirements; and other risks associated with the establishment of new operations. Although the Company does not presently have any discussions or negotiations underway relating to acquisitions, the Company in the future intends to review and solicit acquisition opportunities and, at any given time, may attempt to acquire financial institutions. However, the Company may not be successful in identifying acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions. In addition, the Company faces significant competition in making acquisitions in its market area. As a result, the Company may not be able to acquire institutions on terms beneficial to the Company, if at all.

            Government Regulation, Recent Legislation and Monetary Policy. The Company and the Bank are subject to extensive federal and state legislation, regulation and supervision which is intended primarily to protect depositors and the Bank Insurance Fund, rather than investors. Recently enacted, proposed and future legislation and regulations designed to strengthen the banking industry have had and may have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit the Company and the Bank, others may increase their costs of doing business or otherwise adversely affect them and create competitive advantages for non-bank competitors. In addition, federal economic and monetary policy may affect the Bank's ability to attract deposits, make loans and achieve satisfactory interest spreads.
See "Supervision and Regulation."

            Competitive Banking Environment. The banking business in the Denver metropolitan area is highly competitive. The Company competes for loans and deposits with commercial banks, other savings and loan associations, finance companies, mutual funds, credit unions and mortgage bankers. In addition to traditional financial institutions, the Company also competes for loans with brokerage and investment banking companies, nonfinancial institutions, including retail stores that maintain their own credit programs, and governmental agencies that make available low cost or guaranteed loans to certain borrowers. Particularly in times of high interest rates, the Company also faces significant competition for deposits from sellers of short-term money market securities and other corporate and government securities. Many of the Company's competitors have substantially greater resources and lending limits than the Company and perform other functions that the Company offers only through correspondents. Interstate banking is permitted in Colorado, and, since January 1, 1997, unlimited state-wide branch banking has been permitted. As a result, the Company's results of operations and cash flows may be adversely affected by an increase in competition. Moreover, recent legislation has focused on expanding the ability of participants in the banking industry to engage in other lines of business. The enactment of additional legislation could put the Company at a competitive disadvantage because it may not have the capital to participate in other lines of business to the same extent as more highly capitalized holding companies. See "Business--Competition" and "Supervision and Regulation."

            Allowance for Loan Losses. Inability of borrowers to repay loans can erode earnings and capital. Like all financial institutions, the Bank maintains an allowance for loan losses to provide for loan defaults and nonperformance. The allowance is based on prior experience with loan losses, as well as an evaluation of the risks in the current portfolio, and is maintained at a level considered adequate by management to absorb anticipated losses. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond management's control, and such losses may exceed current estimates. At June 30, 1998, the Company had nonperforming loans of $1.4 million and an allowance for loan losses of $2.3 million or 1.56% of total loans and 168.20% of nonperforming loans. At December 31, 1997, the Company had nonperforming loans of $1.6 million and an allowance for loan losses of $2.1 million or 1.65% of total loans and 129.92% of nonperforming loans. There can be no assurance that the Company's allowance for loan losses will be adequate to cover actual losses. Future provisions for loan losses could materially and adversely affect results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

            Dependence on Key Person. The Company is highly dependent on the continued services of Thomas R. Kowalski, its Chairman and Chief Executive Officer. The Company does not have an employment agreement with Mr. Kowalski. Although the Company has a $3.0 million key man life insurance policy on Mr. Kowalski, proceeds under the policy paid to the Company will, at the option of certain affiliated shareholders of Mr. Kowalski, be utilized by the Company for the repurchase of all or a portion of such shareholders' Common Stock. The loss of the services of Mr. Kowalski could adversely affect the Company. See "Management."

            Year 2000 Compliance. As the year 2000 approaches, a significant business issue has emerged regarding how existing application software programs and operating systems can accommodate the date value for the year 2000. Many existing software application products, including software application products used by the Bank and its suppliers and customers, were designed to accommodate only a two-digit date value, which represents the year. For example, information relating to the year 1996 is stored in the system as "96." As a result, the year 1999 (i.e., "99") could be the maximum date value that these systems will be able to process accurately. In response to concerns about this issue, regulatory agencies have begun to monitor holding companies' and banks' readiness for the year 2000 as part of the regular examination process. The Company presently believes that with modifications to existing software and conversion to new software, the year 2000 issue will not pose significant operational problems for the Company's computer systems or business operations. Implementation of the Company's plan to test in-house and out-sourced software has been underway since the first quarter of 1998. Testing of applications considered to be "mission critical" are scheduled for completion by first quarter of 1999. Total compliance for all systems is expected by management to be completed by the third quarter of 1999; management currently estimates that such compliance will cost $150,000. However, if such modifications and conversions are not made, or are not completed timely, the year 2000 issue could have a material adverse impact on the operations of the Company. In addition, there can be no assurance that unforeseen problems in the Company's computer systems, or the systems of third parties on which the Company's computers rely, will not have an adverse effect on the Company's systems or operations. Additionally, failure of the Bank's customers to prepare for year 2000 compatibility could have a significant adverse effect on such customers' operations and profitability, thus inhibiting their ability to repay loans and adversely affecting the Bank's operations. The Company does not have sufficient information accumulated from customers of the Bank to enable the Company to assess the degree to which customers' operations are susceptible to potential problems relating to the year 2000 issue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Considerations."

            Potential Liability for Undercapitalized Subsidiary. Under federal law, a thrift holding company may be required to guarantee a capital plan filed by an undercapitalized bank subsidiary with its primary regulator. If the subsidiary defaults under the plan, the holding company may be required to contribute to the capital of the subsidiary bank an amount equal to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount necessary to bring the bank into compliance with the applicable capital standards. Therefore, it is possible that the Company will be required to contribute capital to the Bank or any other bank that it may acquire in the event that such bank becomes undercapitalized. Moreover, the Company may be required to make such capital contribution at a time when it has other significant capital needs, and, therefore, such requirement may adversely affect the Company's business, financial condition, results of operations and cash flows. See "Supervision and Regulation."

            Need for Technological Change. The banking industry is undergoing technological change, with introductions of new technology-driven products and services. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as its ability to create additional efficiencies in its operations. Many of the Company's competitors have substantially greater resources to invest in technological improvements. There can be no assurance that the Company will be able to implement new technology-driven products and services effectively or be successful in marketing such products and services to its customers.

            No Prior Market. Prior to the Offering, there has been no public market for the Common Stock. An application to list the Common Stock on the Nasdaq National Market(R) has been filed but not yet approved. Even if the application is approved there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. The Company and Howe Barnes Investments, Inc. have had discussions with other investment firms regarding market making activity and such firms, as well as Howe Barnes Investments, Inc., have indicated a willingness to act as market makers with respect to the Common Stock. See "Description of Capital Stock."

            No Dividends, Restrictions on Payments of Dividends. The Company has not paid cash dividends on its Common Stock and does not intend to pay cash dividends in the foreseeable future. The Company intends to retain earnings to support the growth of its business. Pursuant to the terms of the Company's outstanding 8.75% Junior Subordinated Debentures, the Company generally cannot pay dividends if interest payments on the debentures have been deferred or the Company is in default on the debentures. Moreover, the Company's ability to pay a cash dividend on its Common Stock, if it determines to do so, is largely dependent upon the payment of dividends by the Bank to the Company. The Bank's ability to pay dividends to the Company is restricted by federal regulations. Without prior regulatory approval, the Bank cannot pay dividends during any calendar year in excess of the sum of its earnings during that year and one-half of its capital in excess of its capital requirements (less previous capital distributions during that period). See "Dividend Policy," "Supervision and Regulation" and "Description of Capital Stock."

            Concentration of Ownership. As of June 30, 1998, directors, executive officers and key employees of the Company beneficially owned 63.5% of the Common Stock. Upon completion of the Offering, directors, executive officers and key employees of the Company will beneficially own 50.2% of the Common Stock. Accordingly, such persons will be in a position to exercise substantial influence over the affairs of the Company and may impede the acquisition of control of the Company by a third party. See "Management" and "Principal and Selling Shareholders."

            Anti-takeover Provisions. The Company's Articles of Incorporation and Bylaws include provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors of the Company rather than pursue non-negotiated takeover attempts such as tender offers, proxy contests, open market purchases or otherwise. These provisions include preferred stock as to which the Company's Board of Directors has the authority to issue additional series and to fix the rights, preferences and limitations thereof without shareholder approval and the availability for issuance of authorized but unissued Common Stock. See "Description of Capital Stock." In addition, no person or entity, individually or together with persons or entities acting in concert with such person or entity, may acquire the ownership, control, right to vote or right to acquire 10% or more of the Company's total outstanding Common Stock, without first complying with the requirements of the HOLA. These requirements also may have the effect of delaying or preventing a change of control of the Company. See "Supervision and Regulation."

            Dilution. Purchasers of the Common Stock offered hereby will incur substantial and immediate dilution in net tangible book value per share of Common Stock. The net tangible book value of the Company at June 30, 1998 was approximately $13.3 million or $2.08 per share of Common Stock. Based upon an assumed initial public offering price of $12 per share, the dilution per share to new investors in the Offering would be $8.53. See "Dilution."

            Shares of Common Stock Eligible for Future Sale. Following completion of the Offering, the Company will have 7,607,340 shares of Common Stock outstanding (7,799,840 if the Underwriters' over-allotment option is exercised in full), assuming no exercise of any outstanding options to purchase shares of Common Stock. The 1,450,000 shares offered hereby (1,667,500 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares which are purchased by affiliates of the Company. The directors, executive officers and certain shareholders of the Company, who will hold an aggregate of 5,387,270 shares upon completion of the Offering, have agreed not to offer, sell, or contract to sell any Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative. See "Underwriting." Upon expiration of this 180-day period all of these shares

(representing 70.8% of the total number of shares which will be outstanding following completion of the Offering) could be resold by these and other persons who are affiliates of the Company, subject to certain requirements of Rule 144 under the Securities Act, including a limit on the number of shares that may be sold in any three-month period equal to the greater of (a) 1% of the shares outstanding (approximately 76,000 shares following completion of the Offering or approximately 78,000 if the over-allotment option is exercised in full) or (b) the average weekly trading volume of shares of Common Stock for the four-week period prior to the time of such resale. Sales of a significant number of shares of Common Stock in the public market following the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

                                 USE OF PROCEEDS

            The net proceeds to the Company from the sale of the Common Stock in the Offering, assuming an initial offering price of $12 per share and after deducting the estimated underwriting discount and offering expenses, are estimated to be $13.1 million ($15.2 million if the over-allotment option is exercised in full).

            The Company intends to contribute approximately $5.0 million of capital to the Bank, to contribute approximately $3.5 million to a planned subsidiary of the Company which will invest in real estate for the purpose of development and resale, and to use approximately $1.5 million of the net proceeds to complete the Bank's tenth branch location, which is expected to begin operations in 1999, with the remainder to be used for general corporate purposes, which may include, without limitation, purchase and construction of future bank branch locations, additional capital contributions to the Bank and subsidiaries (including a title company) and possible future acquisitions of financial institutions. The $5.0 million of additional capital contribution to the Bank will result in an increased legal lending limit which is designed to further the Bank's internal growth objectives. Although the Company does not presently have any discussions or negotiations underway relating to acquisitions, the Company in the future intends to review and solicit acquisition opportunities and, at any given time, may attempt to acquire financial institutions. Pending their application, the net proceeds may be invested in short-term, marketable, investment grade interest-bearing securities.

                       DIVIDEND POLICY AND NO PRIOR MARKET

            The Company's current policy is to retain its earnings to support the growth of its business. The Board of Directors of the Company has not declared cash dividends on the Common Stock and does not plan to do so in the foreseeable future. The ability of the Company to pay cash dividends largely depends on the amount of cash dividends paid to it by the Bank. Capital distributions, including dividends, by institutions such as the Bank are subject to restrictions tied to the institutions' earnings and capital. Without prior regulatory approval, the Bank cannot pay dividends during any calendar year in excess of the sum of its earnings during that year and one-half of its capital in excess of its capital requirements (less previous capital distributions during that period). The Company's ability to pay cash dividends will also be significantly limited if it is in default of, or defers interest payments on, the 8.75% Junior Subordinated Debentures.

            Prior to the Offering, there has been no public market for the Common Stock. An application to list the Common Stock on the Nasdaq National Market(R) has been filed but not yet approved. Even if the application is approved there can be no assurance that a market for the Common Stock will develop or, if developed, will be sustained. The 8.75% Cumulative Trust Preferred Securities issued by the Company's subsidiary, MB Capital I, are traded on the American Stock Exchange under the symbol MFC.Pr.A. See "Supervision and Regulation" and "Description of Capital Stock."

                                    DILUTION

            The net tangible book value of the Company at June 30, 1998 was approximately $13.3 million, or approximately $2.08 per share of Common Stock. "Net tangible book value" is defined as the total shareholders' equity of the Company less intangible assets. "Net tangible book value per share" is determined by dividing the net tangible book value of the Company by the number of outstanding shares of Common Stock. After giving effect to the Offering (at an assumed offering price of $12 per share) and the application of the estimated net proceeds therefrom, the net tangible book value of the Common Stock at June 30, 1998 would have been approximately $26.4 million, or $3.47 per share. This represents an immediate dilution of $8.53 per share to investors who purchase shares of Common Stock in the Offering. "Dilution" is the difference between the Offering price per share and the pro forma net tangible book value per share as adjusted for the Offering. The following table illustrates this per share dilution as of June 30, 1998, which is determined by subtracting the net tangible book value per share after the Offering from the price paid by a new investor.

            Assumed initial public offering price per share(1).......................................                $ 12.00
            Net tangible book value per share of Common Stock at June 30, 1998.......................    $ 2.08
            Increase per share of Common Stock attributable to new investors(2)......................      1.39
                                                                                                         ------

            Pro forma net tangible book value per share of Common Stock
              after the Offering.....................................................................                   3.47
                                                                                                                      ------

            Dilution per share of Common Stock to new investors......................................                 $ 8.53
                                                                                                                      ======

-----------
(1) Before deducting the estimated underwriting discount and offering expenses.
(2) After deducting the estimated underwriting discount and offering expenses.

            There have been no shares of Common Stock issued by the Company during the past five years.

                                 CAPITALIZATION

            The following table sets forth the consolidated borrowings and capitalization of the Company at June 30, 1998 and as adjusted to give effect to the issuance and sale by the Company of 1,200,000 shares of the Common Stock in the Offering at an assumed initial public offering price of $12 per share and the use of net proceeds therefrom as described in "Use of Proceeds."

                                                                                     JUNE 30, 1998
                                                                                ------------------------
                                                                                 ACTUAL      AS ADJUSTED
                                                                                 ------      -----------
                                                                                 (Dollars in thousands)

Borrowings:
  Securities sold under agreements to repurchase ..........................     $  1,253      $  1,253
                                                                                --------      --------
            Total borrowings ..............................................     $  1,253      $  1,253
                                                                                ========      ========

Company obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely Junior
  Subordinated Debentures(1) ..............................................     $ 12,000      $ 12,000
                                                                                --------      --------

Shareholders' equity:
  Preferred Stock, 10,000,000 shares authorized; no shares issued
    or outstanding ........................................................     $   --        $   --
  Common Stock, 50,000,000 shares authorized; 6,407,340
    shares issued and outstanding, 7,607,340 shares issued and
    outstanding, as adjusted ..............................................        1,961        15,053
  Retained earnings .......................................................       11,293        11,293
  Accumulated other comprehensive income ..................................           60            60
                                                                                --------      --------

            Total shareholders' equity ....................................     $ 13,314      $ 26,406
                                                                                --------      --------

                Total capitalization ......................................     $ 25,314      $ 38,406
                                                                                ========      ========

Bank regulatory capital ratios(2):
  Tangible capital requirement ratio (1.5%) ...............................        10.64%        12.90%
  Core capital requirement ratio (3%) .....................................        10.64%        12.90%
  Risk-based capital requirement ratio (8%) ...............................        13.61%        16.61%


--------
(1) MB Capital I, formed by the Company, holds as its sole asset, $12.4 million principal amount of Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will mature on February 9, 2028, which date may be shortened by the Company to a date not earlier than February 9, 2003 if certain conditions are met. See "Description of Capital Stock--Securities of Subsidiary Trust."
(2)         Adjusted to reflect a $5.0 million capital contribution to the Bank.
            See "Use of Proceeds."

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS ENVIRONMENT AND RISK FACTORS

            The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere herein. The Company's future operating results may be affected by various trends and factors that are beyond the Company's control. These include, among other factors, the competitive banking environment in which the Company operates, provisions for loan losses, risks relating to the Company's concentration of loans related to residential construction, changes in general economic conditions and interest rates, rapid or unexpected changes in technologies and other uncertain business conditions that may affect the Company's business. Accordingly, past results and trends may not be reliable indicators of future results or trends.

            With the exception of historical information, the matters discussed below include forward-looking statements that involve risks and uncertainties. The Company wishes to caution readers that a number of important factors discussed herein could affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.

OVERVIEW

            Since inception, the Company, through the Bank, has specialized its lending practice in the land development and residential construction industry. The Company's Chairman has extensive experience in the home building industry and has expanded the Bank's lending practice to date such that the Bank is one of the area's leading originators of land development and residential construction loans to small- and medium-sized homebuilders. Currently, the Bank can finance a builder or developer from the acquisition and development loan process, including assistance with special district financing, through the construction loan phase.

            The Company has achieved significant profitable growth measured from the end of 1995. Total assets have increased to $199 million as of June 30, 1998, from $158 million, $119 million and $102 million as of December 31, 1997, 1996 and 1995, respectively. This represents a 30.22% average annualized growth in assets over the past two-and-a-half years. During the same time period, net income increased to $2.8 million for the year ended December 31, 1997 from $2.4 million and $1.6 million for the years ended December 31, 1996 and 1995, respectively. During the past three years ended December 31, 1997, the Company's return on average assets and return on average equity has averaged 2.20% and 29.83%, respectively. For the six months ended June 30, 1998, net income was $1.7 million representing a 36.33% increase over the $1.3 million of net income earned in the first six months of 1997. On an annualized basis, as of June 30, 1998, return on average assets for the Company equaled 1.93% while return on average equity equaled 27.85%. With respect to the Bank, a recent industry publication ranked it 35th nationally in overall profitability for banks between $100 million and $1 billion in assets with a return on average assets of 2.21% during the five years ended December 31, 1997.

RESULTS OF OPERATIONS

            Net Interest Income. The Company's income is derived primarily from net interest income. Net interest income is the difference between interest income (including loan fees), principally from loans, investment securities and funds sold, and interest expense, principally on customer deposits. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

            The following tables set forth the average balances, net interest income and expense and average yields and rates for the Company's earning assets and interest-bearing liabilities for the indicated periods on a tax-equivalent basis assuming a 34% tax rate.

                                                             SIX MONTHS ENDED JUNE 30,(1)
                                                       ------------------------------------------
                                                                         1998
                                                       ------------------------------------------
                                                                       INTEREST         AVERAGE
                                                         AVERAGE         EARNED         YIELD
                                                         BALANCE        OR PAID         OR COST
                                                         -------        -------         -------
                                                               (Dollars in thousands)
INTEREST-EARNING ASSETS
  Investment securities:
    Taxable ......................................     $   6,005       $     184           6.13%
    Tax exempt (tax equivalent) ..................         8,402             567          13.50
  Funds sold and interest-bearing deposits .......        13,357             353           5.29
  Loans(2) .......................................       134,100           8,282          12.35
  Allowance for loan losses ......................        (2,172)           --
                                                       ---------       ---------      ---------

  Total interest-earning assets ..................     $ 159,692       $   9,386          11.76
                                                       =========       =========      =========

INTEREST-BEARING LIABILITIES
  Interest-bearing deposits:
    Demand, interest-bearing .....................     $  65,070       $   1,472           4.52
    Savings ......................................         4,750              79           3.33
    Certificates of deposit:
      Under $100,000 .............................        28,202             813           5.77
      $100,000 and over ..........................        11,061             301           5.44
                                                       ---------       ---------      ---------

  Total interest-bearing deposits ................       109,083           2,665           4.89

  Advances from the Federal Home
    Loan Bank and federal funds purchased ........         1,154              65          11.27(4)
  Notes payable ..................................        10,333             437           8.46
  Repurchase agreements ..........................           711              19           5.34
                                                       ---------       ---------      ---------

  Total interest-bearing liabilities .............     $ 121,281           3,186           5.25
                                                       =========       ---------      =========

  Net interest income (tax equivalent) ...........                     $   6,200
                                                                       =========

  Net interest margin(3) .........................                                         7.76%
  Net interest spread ............................                                         6.51%

Ratio of average interest-bearing liabilities
    to average interest-earning assets ...........         75.95%


                                                           SIX MONTHS ENDED JUNE 30,(1)
                                                       --------------------------------------
                                                                      1997
                                                       --------------------------------------
                                                                     INTEREST       AVERAGE
                                                         AVERAGE      EARNED         YIELD
                                                         BALANCE     OR PAID        OR COST
                                                         -------     -------        -------
                                                               (Dollars in thousands)

INTEREST-EARNING ASSETS
  Investment securities:
    Taxable ......................................      $   4,393   $     150           6.83%
    Tax exempt (tax equivalent) ..................          6,203         417          13.45
  Funds sold and interest-bearing deposits .......         12,035         313           5.20
  Loans(2) .......................................        103,022       6,406          12.44
  Allowance for loan losses ......................         (1,280)       --
                                                        ---------   ---------      ---------

  Total interest-earning assets ..................      $ 124,373   $   7,286          11.72
                                                        =========   =========      =========

INTEREST-BEARING LIABILITIES
  Interest-bearing deposits:
    Demand, interest-bearing .....................      $  50,744   $   1,157           4.56%
    Savings ......................................          4,707          78           3.31
    Certificates of deposit:
      Under $100,000 .............................         22,898         645           5.63
      $100,000 and over ..........................          9,582         279           5.82
                                                        ---------   ---------      ---------

  Total interest-bearing deposits ................         87,931       2,159           4.91

  Advances from the Federal Home
    Loan Bank and federal funds purchased ........          2,952          94           6.37
  Notes payable ..................................          2,250          91           8.09
  Repurchase agreements ..........................           --          --             --
                                                        ---------   ---------      ---------

  Total interest-bearing liabilities .............      $  93,133       2,344           5.03
                                                        =========   ---------      =========

  Net interest income (tax equivalent) ...........                  $   4,942
                                                                    =========

  Net interest margin(3) .........................                                      7.95%
  Net interest spread ............................                                      6.69%

Ratio of average interest-bearing liabilities
    to average interest-earning assets ...........         74.88%



-----------------------

(1)         Yields and costs are annualized.
(2) Loans are net of unearned discount. Nonaccrual loans are included in average loans outstanding. Loan fees are included in interest income as follows for the six months ended June 30, 1998 - $1,566,766; 1997
            - $1,237,520.
(3) Net interest margin is net interest income divided by average total interest-earning assets (on an annualized basis).
(4) Includes a one-time prepayment penalty incurred on the early retirement of FHLB advances which management determined was advantageous to the Company compared to the cost of such funds.

            Net interest income, on a tax-equivalent basis, was $6.2 million for the six months ended June 30, 1998, an increase of $1.3 million from $4.9 million for the same period in 1997. Interest income for the six months ended June 30, 1998 and 1997 was $9.4 million and $7.3 million, respectively. The increase of $2.1 million is primarily due to higher balances of interest-earning assets, which offset lower investment rates. The various changes in the mix of taxable investment securities and tax exempt securities as well as funds sold were a result of the Company attempting to maximize its yield on interest-earning assets other than loans. The Company achieved an increase of $35.3 million or 28.4% in average interest-earning assets to $159.7 million for the six months ended June 30, 1998 from $124.3 million for the same period in 1997. The majority of the increase in interest-earning assets was attributable to the $31.1 million increase in average loans outstanding. The majority of the loans in the Company's lending portfolio are floating rate loans tied to the prime rate. The average yield on interest-earning assets increased slightly to 11.76%
for the six months ended June 30, 1998 from 11.72% for the comparable period in 1997 on a tax equivalent basis.

            Interest expense increased $842,000 to $3.2 million for the six months ended June 30, 1998 compared to $2.3 million for the same period in 1997. The increase in average demand-bearing deposits to $65.1 million for the six months ended June 30, 1998 from $50.7 million for the comparable period in 1997 was due to the Bank's growth at existing facilities, as well as the opening of two additional branches. The increase in average balances of certificates of deposit under $100,000 to $28.2 million for the six months ended June 30, 1998 from $22.9 million for the comparable period in 1997 was due to the Bank's growth as well as promotional campaigns by the Bank directed at obtaining new accounts. The increase in certificates of deposit of $100,000 and over was again due to the growth in the Bank. The increase in average notes payable to $10.3 million for the six months ended June 30, 1998 from $2.2 million for the comparable period in 1997 was due to the Company's issuance of $12.4 million of Junior Subordinated Debentures in February 1998, and the corresponding retirement of its note with a commercial lender with a portion of the proceeds of issuance. The cost of interest-bearing liabilities for the six months ended June 30, 1998 and 1997 was 5.25% and 5.03%, respectively, and, when combined with noninterest-bearing deposits, the cost of funds for the six months ended June 30, 1998 and 1997 was 3.89% and 3.71%, respectively. See "--Deposits." These increases were primarily due to an increase in the cost of the Federal Home Loan Bank ("FHLB") borrowings to 11.27% from 6.37% due to a one-time prepayment penalty incurred on the early retirement of FHLB advances which management determined was advantageous to the Company compared to the costs of such funds. Management expects that borrowings will continue to supplement deposits with FHLB advances when necessary to fund the lending and investing activities of the Bank. As a result of the foregoing, net interest margin, on a tax-equivalent basis, decreased to 7.76% for the six months ended June 30, 1998 from 7.95% for the comparable period in 1997.

                                                                     YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------
                                                                             1997
                                                            ----------------------------------------
                                                                            INTEREST         AVERAGE
                                                             AVERAGE         EARNED           YIELD
                                                             BALANCE        OR PAID          OR COST
                                                             -------        -------          -------
                                                                     (Dollars in thousands)

INTEREST-EARNING ASSETS
  Investment securities:
    Taxable ...........................................     $   4,486       $     286           6.38%
    Tax exempt (tax equivalent) .......................         6,667             897          13.45
  Funds sold and interest-bearing deposits ............        12,876             699           5.43
  Loans(1) ............................................       109,167          13,806          12.65
  Allowance for loan losses ...........................        (1,446)           --
                                                            ---------       ---------      ---------

  Total interest-earning assets .......................     $ 131,750       $  15,688          11.91
                                                            =========       =========      =========

INTEREST-BEARING LIABILITIES
  Interest-bearing deposits:
    Demand, interest-bearing ..........................     $  53,370       $   2,453           4.60
    Savings ...........................................         4,775             160           3.35
    Certificates of deposit:
      Under $100,000 ..................................        25,295           1,444           5.71
      $100,000 and over ...............................         9,749             578           5.93
                                                            ---------       ---------      ---------

  Total interest-bearing deposits .....................        93,189           4,635           4.97

  Advances from the Federal Home
    Loan Bank and federal funds purchased .............         2,281             152           6.66
  Notes payable .......................................         2,250             179           7.96
  Repurchase agreements ...............................          --              --             --
                                                            ---------       ---------      ---------

  Total interest-bearing liabilities ..................     $  97,720           4,966           5.08
                                                            =========       ---------      =========

  Net interest income (tax equivalent) ................                     $  10,722
                                                                            =========

  Net interest margin(2) ..............................                                         8.14%
  Net interest spread .................................                                         6.83%

Ratio of average interest-bearing liabilities
    to average interest-earning assets ................         74.17%


                                                                    YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------
                                                                             1996
                                                           ------------------------------------------
                                                                          INTEREST         AVERAGE
                                                             AVERAGE       EARNED           YIELD
                                                             BALANCE       OR PAID         OR COST
                                                             -------       -------         -------
                                                                     (Dollars in thousands)

INTEREST-EARNING ASSETS
  Investment securities:
    Taxable ...........................................     $   7,127     $     487           6.83%
    Tax exempt (tax equivalent) .......................         2,780           374          13.45
  Funds sold and interest-bearing deposits ............         3,471           215           6.19
  Loans(1) ............................................        80,213        10,410          12.98
  Allowance for loan losses ...........................          (909)          --
                                                            ---------     ---------      ---------

  Total interest-earning assets .......................     $  92,682     $  11,486          12.39
                                                            =========     =========      =========

INTEREST-BEARING LIABILITIES
  Interest-bearing deposits:
    Demand, interest-bearing ..........................     $  37,983     $   1,717           4.52
    Savings ...........................................         5,442           186           3.42
    Certificates of deposit:
      Under $100,000 ..................................         9,639           522           5.42
      $100,000 and over ...............................         6,885           369           5.36
                                                            ---------     ---------      ---------

  Total interest-bearing deposits .....................        59,949         2,794           4.66

  Advances from the Federal Home
    Loan Bank and federal funds purchased .............         1,771            97           5.48
  Notes payable .......................................         3,673           240           6.53
  Repurchase agreements ...............................          --            --             --
                                                            ---------     ---------      ---------

  Total interest-bearing liabilities ..................     $  65,393         3,131           4.79
                                                            =========     ---------      =========

  Net interest income (tax equivalent) ................                   $   8,355
                                                                          =========

  Net interest margin(2) ..............................                                       9.01%
  Net interest spread .................................                                       7.60%

Ratio of average interest-bearing liabilities
    to average interest-earning assets ................         70.56%


------------------------
(1) Loans are net of unearned discount. Nonaccrual loans are included in average loans outstanding. Loan fees are included in interest income as follows: 1997 - $2,723,678; 1996 - $2,239,017.
(2) Net interest margin is net interest income divided by average total interest-earning assets.

            Net interest income, on a tax-equivalent basis, was $10.7 million for the year ended December 31, 1997, an increase of $2.3 million from $8.4 million in 1996. Interest income increased $4.2 million to $15.7 million in 1997 from $11.5 million in 1996. This increase resulted primarily from an increase of $39.1 million in average interest-earning assets to $131.8 million in 1997 from $92.7 million in 1996. The majority of the asset growth was due to growth in the loan portfolio. Average loans increased $29.0 million or 36.1% to $109.2 million in 1997 from $80.2 million in 1996 due primarily to growth in the Company's market and continuing demand for land development and residential construction loans. The change in the relative mix of interest-earning assets other than loans was due primarily to the Company's objective of maximizing its yield on funds not used for loans, including investing in double tax exempt securities. The average yield on interest-earning assets decreased to 11.91% in 1997 from 12.39% in 1996 on a tax equivalent basis.

            Interest expense increased $1.9 million to $5.0 million in 1997 from $3.1 million in 1996. A $15.4 million increase in interest-bearing demand deposits accounted for $736,000 of the increase. These deposits increased due to the Company's growth, including the addition of two new branches in 1997 and corresponding marketing efforts. Changes in the relative mix of average interest-bearing liabilities included a $510,000 increase in advances from the FHLB. The cost of interest-bearing liabilities for the years ended December 31, 1997 and 1996 was 5.08% and 4.79%, respectively, and, when combined with noninterest-bearing deposits, the cost of funds was 3.72% in 1997 compared to 3.31% in 1996, see "--Deposits." As a result of lower interest earning asset yields and the higher cost of funds, net interest margin, on a tax-equivalent basis, decreased to 8.14% in 1997 from 9.01% in 1996.

            The following table illustrates, for the periods indicated, the changes in the Company's net interest income (on a tax-equivalent basis) due to changes in volume and changes in interest rates. Changes in net interest income due to both volume and rate have been allocated to volume and rate in proportion to the relationship of the absolute dollar amounts of the change in each.

                                                          SIX MONTHS ENDED
                                                               JUNE 30,                          YEAR ENDED DECEMBER 31,
                                                   ---------------------------------        ----------------------------------
                                                        1998 COMPARED TO 1997:                    1997 COMPARED TO 1996:
                                                   ---------------------------------        ----------------------------------
                                                        INCREASE (DECREASE) IN                   INCREASE (DECREASE) IN
                                                          NET INTEREST INCOME                      NET INTEREST INCOME
                                                            DUE TO CHANGE IN                         DUE TO CHANGE IN
                                                   ---------------------------------        ----------------------------------
                                                   VOLUME         RATE         TOTAL        VOLUME         RATE          TOTAL
                                                   ------        ------        -----        ------        ------         -----
                                                                                (IN THOUSANDS)

Interest-earning assets:
  Interest-earning securities
  Taxable ...................................     $     49      $    (15)     $     34      $   (168)     $    (33)     $   (201)
  Tax exempt (tax equivalent) ...............          148             2           150           523          --             523
  Fund sold .................................           35             5            40           511           (27)          484
  Loans .....................................        1,920           (44)        1,876         3,661          (265)        3,396
                                                  --------      --------      --------      --------      --------      --------
  Total interest-earning assets .............        2,152           (52)        2,100         4,527          (325)        4,202
                                                  --------      --------      --------      --------      --------      --------

Interest-bearing liabilities:
  Demand, interest bearing ..................          324            (9)          315           707            29           736
  Savings ...................................            1          --               1           (22)           (4)          (26)
  Certificates of deposit:
    Under $100,000 ..........................          153            15           168           894            28           922
    $100,000 and over .......................           40           (18)           22           170            39           209

  Advances from the Federal Home
    Loan Bank and federal funds purchased ...         (101)           72           (29)           34            21            55
  Notes payable .............................          342             4           346          (113)           52           (61)
  Repurchase agreement ......................           19          --              19          --            --            --
                                                  --------      --------      --------      --------      --------      --------

  Total interest-bearing liabilities ........          778            64           842         1,670           165         1,835
                                                  --------      --------      --------      --------      --------      --------

  Net increase (decrease) in net interest
    income (tax equivalent) .................     $  1,374      $   (116)     $  1,258      $  2,857      $   (490)     $  2,367
                                                  ========      ========      ========      ========      ========      ========


                                                       YEAR ENDED DECEMBER 31,
                                                   --------------------------------
                                                        1996 COMPARED TO 1995
                                                   --------------------------------
                                                       INCREASE (DECREASE) IN
                                                          NET INTEREST INCOME
                                                            DUE TO CHANGE IN
                                                   --------------------------------
                                                   VOLUME         RATE         TOTAL
                                                   ------        ------        -----
                                                             (IN THOUSANDS)

Interest-earning assets:
  Interest-earning securities
  Taxable ...................................     $    (17)     $     20      $      3
  Tax exempt (tax equivalent) ...............          374          --             374
  Fund sold .................................           31          (120)          (89)
  Loans .....................................        3,373          (602)        2,771
                                                  --------      --------      --------
  Total interest-earning assets .............        3,761          (702)        3,059
                                                  --------      --------      --------

Interest-bearing liabilities:
  Demand, interest bearing ..................          696            17           713
  Savings ...................................           24             5            29
  Certificates of deposit:
    Under $100,000 ..........................           87             8            95
    $100,000 and over .......................           99             7           106

  Advances from the Federal Home
    Loan Bank and federal funds purchased ...           76            (2)           74
  Notes payable .............................           (4)          (36)          (40)
  Repurchase agreement ......................         --            --            --
                                                  --------      --------      --------

  Total interest-bearing liabilities ........          978            (1)          977
                                                  --------      --------      --------

  Net increase (decrease) in net interest
    income (tax equivalent) .................     $  2,783      $   (701)     $  2,082
                                                  ========      ========      ========

            Other Income. The following table sets forth the Company's other income for the indicated periods.

                                                     SIX MONTHS ENDED
                                                          JUNE 30,       YEAR ENDED DECEMBER 31,
                                                     -----------------   -----------------------
                                                     1998        1997        1997        1996
                                                     ----        ----        ----        ----
                                                                  (In thousands)

Service charges .............................       $  66       $  34       $  68       $  56
Bank charges ................................         183         135         267         269
Building rent ...............................          46          87         130         206
Payroll services ............................        --          --          --           233
Gain on sale of subsidiary ..................        --          --          --            65
Gain on sale of investment securities .......          25        --           341        --
Other .......................................         142          72         190         132
                                                    -----       -----       -----       -----
Total other income ..........................       $ 462       $ 328       $ 996       $ 961
                                                    =====       =====       =====       =====

            During the six months ended June 30, 1998 total other income increased to $462,000 from $328,000 for the comparable period in 1997 due primarily to an increase in fee income including fees from ATM operations. Other income for the year ended December 31, 1997 compared to 1996 increased by approximately $35,000 due primarily to a recognition of gain following the sale of investment securities which offset decreases in other areas. Management sold the payroll services operation in 1996.

            Other Expenses. The following table sets forth the Company's operating expenses for the indicated periods.

                                                    SIX MONTHS ENDED
                                                         JUNE 30,        YEAR ENDED DECEMBER 31,
                                                   ------------------    -----------------------
                                                    1998        1997         1997       1996
                                                   ------      ------       ------     -----
                                                                (In thousands)

Salaries and employee benefits ..............     $ 1,904     $ 1,432     $ 3,135     $ 2,261
Occupancy expense of premises ...............         387         318         708         642
Furniture and equipment expense .............         229         128         342         298
Payroll services ............................        --          --          --           384
Contract labor ..............................          27          42          74         130
Printing ....................................          33          35          65          19
Computer systems and services ...............          54          59         133          42
Postage and freight .........................          17          34          95          55
Supplies ....................................          82          83         154         113
Consulting fees .............................          32          27          78          55
Loan, legal and collection fees .............          57          50         234          73
Other .......................................         878         760       1,409         887
                                                  -------     -------     -------     -------

            Total other expenses ............     $ 3,700     $ 2,968     $ 6,427     $ 4,959
                                                  =======     =======     =======     =======

            During the six months ended June 30, 1998 total other expenses increased by $732,000 over the comparable 1997 period to $3.7 million, primarily as a result of salaries and employee benefits increasing by $472,000 due to increased operations of the Bank and salary increases to Bank personnel. Generally, the remaining expenses increased due to an increased level of operations and increased expenses associated with opening two additional branches in 1997 and 1998. Loan, legal and collection fees increased due to a greater amount of loan documentation required on certain loans, as well as fees incurred in connection with non-accrual loans. Payroll services expenses were not incurred in 1997 as a result of the sale of the payroll services operation in 1996. During the year ended December 31, 1997 total operating expenses increased $1.5 million to $6.4 million from $4.9 million in 1996, with increases occurring among the various components due to the Company's continued growth.

            Federal Income Tax. The Company's consolidated income tax rate varies from statutory rates principally due to interest income from tax-exempt securities and loans. The provision for income taxes was increased to $834,000 for the six months ended June 30, 1998 from $653,000 for the comparable period in 1997. The Company recorded income tax expenses totaling $1.3 million in 1997 and $1.4 million in 1996. Although net income increased in 1997 compared to 1996, the decrease in income tax expense for 1997 was due to an increase in tax exempt income for the same period.

FINANCIAL CONDITION

            Loan Portfolio Composition. The following table sets forth the composition of the Company's loan portfolio by type of loan at the dates indicated. Management believes that the balance sheet information as of the dates indicated should be read in conjunction with the average balance information in the tables above under "--Net Interest Income." As indicated above, the Company specializes its lending practice in the land development and residential construction industry. Depending on life cycles of real estate development, balances of the Company's commercial loans, land development and construction loans may fluctuate significantly. Therefore, the data below are not necessarily indicative of trends within a particular category.

                                                     JUNE 30,                                  DECEMBER 31,
                                             ----------------------         -----------------------------------------------------
                                                      1998                           1997                           1996
                                                      ----                           ----                           ----
                                               AMOUNT          %              AMOUNT          %              AMOUNT          %
                                               ------          -              ------          -              ------          -
                                                                           (Dollars in thousands)

Land development and construction ......    $  92,723         63.9%        $  88,825         71.7%        $  47,306         50.4%
Commercial .............................       49,442         34.1            33,530         27.0            44,356         47.2
Installment and other ..................        6,711          4.6             4,710          3.8             4,103          4.4
Mortgage ...............................         --           --                --           --                  67           .1
Loans held for sale ....................         --           --                --           --                --           --
                                            ---------        -----         ---------        -----         ---------        -----
Total face amount of loans .............      148,876        102.6           127,065        102.5            95,832        102.1
Deferred loan fees, discounts
  and costs, net .......................       (1,460)        (1.0)             (978)         (.8)             (859)         (.9)
                                            ---------        -----         ---------        -----         ---------        -----
Loans ..................................      147,416        101.6           126,087        101.7            94,973        101.2
Less allowance for loan
  losses ...............................       (2,306)        (1.6)           (2,083)        (1.7)           (1,150)        (1.2)
                                            ---------        -----         ---------        -----         ---------        -----

Net loans ..............................    $ 145,110        100.0%        $ 124,004        100.0%        $  93,823        100.0%
                                            =========        =====         =========        =====         =========        =====

            As of June 30, 1998, loans were $147.4 million, or $21.3 million greater than loans of $126.1 million as of December 31, 1997. The difference is due primarily to a greater amount of land development, construction and commercial loans. Loans as of December 31, 1997 were up $31.1 million compared to December 31, 1996, principally due to greater amounts of land development, construction and commercial loans, which reflect the Company's growth discussed above.

            The Company's two primary categories of loans, construction loans and commercial loans, trended upward as indicated at the various dates. These loans as a group were $142.2 million as of June 30, 1998, $19.8 million over the $122.4 million balance as of December 31, 1997, which in turn was $30.7 million greater than such loans as of December 31, 1996. In addition, the significantly lower commercial loans as of December 31, 1997 compared to December 31, 1996 is in large part due to the Company's reclassification in 1997 of land and acquisition loans to construction loans, with the corresponding increase in construction loans.

            Installment loans increased slightly with a balance of $6.7 million as of June 30, 1998 compared to $4.7 million as of December 31, 1997. Installment loan balances were relatively constant during 1997 with a balance of $4.1 million as of December 31, 1996, again due to the Company's growth.

            Mortgage loans have comprised less than 1% of the Company's loan portfolio since year-end 1994. As discussed earlier, the Company concentrates on land development and construction lending rather than residential mortgage lending.

            Although the risk of non-payment exists for a variety of reasons with respect to all loans, certain other more specific risks are associated with each type of loan. Several risks are present in construction loans, including economic conditions in the home building industry, fluctuating land values, the failure of the contractor to complete the work and the borrower's inability to repay. The primary risks of land loans include a general slowdown in the market resulting in fewer building permits and lower absorption of newly developed sites to major homebuilders, building moratoriums by municipalities, the general economy, and the fiscal condition of the developer. Risks associated with commercial loans are quality of the borrower's management and the impact of local economic factors. Installment loans also have risks associated in a single type of loan. Installment loans additionally face the risk of a borrower's unemployment as a result of deteriorating economic conditions as well as the personal circumstances of the borrower.

            The Company believes that its philosophy in extending credit is relatively conservative in nature, with a presumption that most credit should have both a primary and a secondary source of repayment, and that the primary source should generally be operating cash flows, while the secondary source should generally be disposition of collateral. The Company engages in very little unsecured lending, and generally requires personal guarantees of principals for business obligations. The Company practices a system of concurrence in the approval of commercial credit whereby the documented concurrence of the loan committee is obtained in addition to that of the recommending loan officer.

            At June 30, 1998, net loans totaled approximately 84.5% of total deposits and approximately 72.8% of total assets.

            Loan Maturities. The following tables present, at June 30, 1998 and December 31, 1997, loans by maturity in each major category of the Company's portfolio based on contractual repricing schedules. Actual maturities may differ from the contractual repricing maturities shown below as a result of renewals and prepayments. Loan renewals are re-evaluated as necessary.

                                                                                JUNE 30, 1998
                                          ---------------------------------------------------------------------------------------
                                                              OVER ONE YEAR
                                                            THROUGH FIVE YEARS               OVER FIVE YEARS
                                           ONE YEAR     ---------------------------   ------------------------------
                                            OR LESS     FIXED RATE    FLOATING RATE   FIXED RATE       FLOATING RATE      TOTAL
                                          ----------    ----------    -------------   ----------       -------------     --------
                                                                                (In thousands)

Land development and construction ......  $  91,553      $     451      $    --       $     719           $    --        $  92,723
Commercial .............................     37,687          8,620            118         3,017                --           49,442
Installment and other ..................      3,790          2,860           --              61                --            6,711
Mortgage ...............................       --             --             --            --                  --             --
                                          ---------      ---------      ---------     ---------           ---------      ---------

  Total face amount of loans ...........  $ 133,030      $  11,931      $     118     $   3,797           $    --        $ 148,876

Deferred loans fees ....................     (1,299)          (117)          --             (44)               --           (1,460)
                                          ---------      ---------      ---------     ---------           ---------      ---------

  Total loans ..........................  $ 131,731      $  11,814      $     118     $   3,753           $    --        $ 147,416
                                          =========      =========      =========     =========           =========      =========


                                                                               DECEMBER 31, 1997
                                          ---------------------------------------------------------------------------------------
                                                              OVER ONE YEAR
                                                            THROUGH FIVE YEARS               OVER FIVE YEARS
                                           ONE YEAR     ---------------------------   ------------------------------
                                            OR LESS     FIXED RATE    FLOATING RATE   FIXED RATE       FLOATING RATE      TOTAL
                                          ----------    ----------    -------------   ----------       -------------     --------
                                                                                (In thousands)

Land development and construction ......  $  88,516      $     309      $    --       $    --             $    --        $  88,825
Commercial .............................     24,504          7,823           --           1,203                --           33,530
Installment and other ..................      1,455          3,255           --            --                  --            4,710
Mortgage ...............................       --             --             --            --                  --             --
                                          ---------      ---------      ---------     ---------           ---------      ---------

  Total face amount of loans ...........  $ 114,475      $  11,387      $    --       $   1,203           $    --        $ 127,065

Deferred loans fees ....................       (777)          (190)          --             (11)               --             (978)
                                          ---------      ---------      ---------     ---------           ---------      ---------

  Total loans ..........................  $ 113,698      $  11,197      $    --       $   1,192           $    --        $ 126,087
                                          =========      =========      =========     =========           =========      =========

            Nonperforming Loans. Nonperforming loans consist of loans 90 days or more delinquent and still accruing interest, nonaccrual loans and restructured loans. When, in the opinion of management, a reasonable doubt exists as to the collectibility of interest, regardless of the delinquency status of a loan, the accrual of interest income is discontinued and interest accrued during the current year is reversed through a charge to current year's earnings. While the loan is on nonaccrual status, interest income is recognized only upon receipt and then only if, in the judgment of management, there is no reasonable doubt as to the collectibility of the principal balance. Loans 90 days or more delinquent generally are changed to nonaccrual status unless the loan is in the process of collection and management determines that full collection of principal and accrued interest is probable.

            Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to the borrower or the deferral of interest or principal, have been granted due to the borrower's weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur. The Company did not have any restructured loans as of June 30, 1998, December 31, 1997 or December 31, 1996.

            The following table sets forth information concerning the nonperforming assets of the Company at the dates indicated:

                                                           JUNE 30,                   DECEMBER 31,
                                                           --------              ---------------------
                                                             1998                1997             1996
                                                             ----                ----             ----
                                                                     (Dollars in thousands)

Nonaccrual loans: ................................         $   1,371          $   1,604          $   14
Other loans 90 days past due .....................              --                 --              --
Other real estate ................................              --                 --              --
                                                           ---------          ---------          ------

Total nonperforming loans ........................         $   1,371          $   1,604          $   14
                                                           =========          =========          ======

Ratio of nonaccrual and other loans 90
  days past due to total loans ...................              0.93%              1.27%           0.01%

Ratio of nonperforming assets to total loans
  plus other real estate .........................              0.93               1.27            0.01

Ratio of nonperforming assets to total assets ....              0.69               1.02            0.01

            Of the amount of nonaccrual loans as of June 30, 1998 and December 31, 1997, approximately $1.3 million is the Bank's portion of five related loans totaling approximately $4.0 million which are subject to a Chapter 11 bankruptcy proceeding. Principal reductions on these loans were made in April and July 1998. The loans were originated by the Bank and were made at various times during 1994, 1995 and 1996 in connection with a real estate development on which the developer has constructed a residential building assembly plant. The loans are secured by real estate, certificates of deposit, two personal guarantees from the owners of the developer, as well as guaranteed by a related limited partnership. Management believes that the Company is adequately collateralized on these loans. Management is not aware of any adverse trend relating to the Company's loan portfolio.

            As of June 30, 1998, there was no significant balance of loans excluded from non performing loans set forth above, where known information about possible credit problems of borrowers caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in such loans becoming nonperforming.

            Analysis of Allowance for Loan Losses. The allowance for loan losses represents management's recognition of the risks of extending credit and its evaluation of the quality of the loan portfolio. The allowance is maintained at a level considered adequate to provide for anticipated loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, historical loss experience, evaluation of the quality of the underlying collateral and holding and disposal costs. The allowance is increased by additional charges to operating income and reduced by loans charged off, net of recoveries.

            The following table sets forth information regarding changes in the allowance for loan losses of the Company for the periods indicated.

                                                   SIX MONTHS ENDED
                                                       JUNE 30,             YEAR ENDED DECEMBER 31,
                                                   ----------------       -----------------------------
                                                         1998               1997                1996
                                                         ----               ----                ----
                                                                  (Dollars in thousands)

Average total loans .........................         $ 134,100           $ 109,167           $  80,213
                                                      =========           =========           =========

Total loans at end of period ................         $ 147,416           $ 126,087           $  94,973
                                                      =========           =========           =========

Allowance at beginning of year ..............         $   2,083           $   1,150           $     759

Charge-offs:
  Land development and construction .........              --                  --                  --
  Commercial ................................                (2)                 (1)               --
  Installment ...............................                (1)                 (7)                (78)
  Mortgage ..................................              --                  --                  --
  Other .....................................              --                    (1)                 (1)
                                                      ---------           ---------           ---------

            Total charge-offs ...............                (3)                 (9)                (79)

Recoveries:
  Land development and construction .........              --                  --                  --
  Commercial ................................                 3                --                    10
  Installment ...............................                 3                  62                   3
  Mortgage ..................................              --                  --                  --
  Other .....................................              --                  --                  --
                                                      ---------           ---------           ---------

            Total recoveries ................                 6                  62                  13
                                                      ---------           ---------           ---------

Net (charge-offs) recoveries ................                 3                  53                 (66)

Provisions for loan losses ..................               220                 880                 457
                                                      ---------           ---------           ---------

Allowance at end of period ..................         $   2,306           $   2,083           $   1,150
                                                      =========           =========           =========

Ratio of net (charge-offs) recoveries
  to average total loans ....................              0.00%               0.05%              (0.08%)

Allowance to total loans at end of
  period ....................................              1.56%               1.65%               1.21%

Allowance to nonperforming loans ............            168.20%             129.92%           8,463.03%


            Net recoveries during the six months ended June 30, 1998 totaled approximately $3,000 or less than .01% of average loans compared to approximately $56,000 of net recoveries or .05% of average loans for the six months ended June 30, 1997. Net recoveries during 1997 totaled approximately $53,000 or .05% of average loans compared to net charge offs of approximately $66,000 or .08% of average loans in 1996.

            The Company's lending personnel are responsible for continuous monitoring of the quality of loan portfolios. The loan portfolios are also monitored and examined by the Company loan review personnel. These reviews assist in loan grading which in turn aids the identification of potential and probable losses, and also in the determination of the level of the allowance for loan losses. The allowance for loan losses is based primarily on management's estimates of possible loan losses from the foregoing processes and historical experience. These estimates involve ongoing judgments and may be adjusted over time depending on economic conditions and changing historical experience.

            Federal regulatory agencies, as an integral part of their examination process, usually review the Company's loans and its allowance for loan losses. Management believes that the Company's allowance for loan losses is adequate to cover anticipated losses. There can be no assurance, however, that management will not determine a need to increase the allowance for loan losses or that regulators, when reviewing the Company's loan portfolios in the future, will not require the Company to increase such allowance, either of which could adversely affect the Company's earnings. Further, there can be no assurance that the Company's actual loan losses will not exceed its allowance for loan losses.

            The following tables set forth an allocation of the allowance for loan losses by loan category as of the dates indicated. Portions of the allowance have been allocated to categories based on analysis of the status of particular loans; however, the majority of the allowance is utilized as a single unallocated allowance available for all loans. The allocation table should not be interpreted as an indication of the specific amounts, by loan classification, to be charged to the allowance. Management believes that the table may be a useful device for assessing the adequacy of the allowance as a whole. The table has been derived in part by applying historical loan loss ratios to both internally classified loans and the portfolio as a whole in determining the allocation of the loan losses attributable to each category of loans.

                                         JUNE 30,                                  DECEMBER 31,
                                 ------------------------     --------------------------------------------------------
                                           1998                          1997                        1996
                                 ------------------------     --------------------------    --------------------------
                                                LOANS IN                      LOANS IN                     LOANS IN
                                                CATEGORY                      CATEGORY                     CATEGORY
                                                  AS A                          AS A                         AS A
                                   AMOUNT      PERCENTAGE       AMOUNT       PERCENTAGE      AMOUNT       PERCENTAGE
                                  OF GROSS      OF TOTAL       OF GROSS       OF TOTAL      OF GROSS       OF TOTAL
                                 ALLOWANCE        LOANS       ALLOWANCE         LOANS       ALLOWANCE        LOANS
                                 ------------------------     --------------------------    --------------------------
                                                               (Dollars in thousands)

Land development and
  construction ..........        $   131          62.3%        $   155          69.9%        $   155          49.3%
Commercial ..............            122          33.2             127          26.4              33          46.3
Installment and other ...             15           4.5              16           3.7               4           4.2
Mortgage ................           --             0.0            --             0.0            --             0.2
Unallocated .............          2,038           0.0           1,785           0.0             958           0.0
                                 -------         -----         -------         -----         -------         -----

            Total .......        $ 2,306         100.0%        $ 2,083         100.0%        $ 1,150         100.0%
                                 =======                       =======                       =======



            As of June 30, 1998, the Company increased its loan loss reserve by $223,000 compared to December 31, 1997 due to a significant increase in loan production of $55 million over the amount originated in the first half of 1997 and management's expectation of continued increases in total loans in 1998. The total loan loss reserve at December 31, 1997 was $2,083,000 or 1.65% of total loans and 129.9% of nonperforming assets. The loan loss reserve increase at June 30, 1998 compared to December 31, 1997 was included in the unallocated category.

            The allocation for loan losses takes into account many factors such as the Company's prior experience with loan losses and an evaluation of the risks in the loan portfolio at any given time, including changes in economic, operating and other conditions of borrowers, and changes in the Denver and national economies. As indicated in the table above, a majority of the loan loss allowance was not allocated to a single category. The Company's loan portfolio contains a significant amount of loans that are construction and/or development loans, and management assesses general risks to the portfolio that are common to both categories. These risks include the economic conditions in the building industry that could effect a slowdown in the market resulting in fewer building permits and lower absorption of newly developed sites, fluctuating land values, building moratoriums by municipalities, and the overall general economy of the Company's area of operations.

            Management believes that the approximate amount of charge-offs by category during 1998 and 1999 will be in the range of 0.23% to 0.27% for consumer loans, 0.14% to 0.17% for construction loans, and 0.12% to 0.15% for commercial loans, for an overall total of approximately 0.15% of total loans. The foregoing is a good faith best estimate only and is subject to several factors beyond the control of the Company, including the risks discussed above.

            Investments. The Company's investment policy is designed to ensure liquidity for cash-flow requirements; to help manage interest rate risk; to ensure collateral is available for public deposits, FHLB advances and repurchase agreements; and to manage asset quality diversification. Investments are managed centrally to maximize compliance and effectiveness of overall investing activities. The Bank's President is responsible for implementing investment strategy. Ongoing review of the performance of the investment portfolio, market values, market conditions, current economic conditions, profitability, capital ratios, liquidity needs, collateral position with the FHLB and other matters related to investing activities is made.

            The Company's investment portfolio at June 30, 1998 is comprised of U.S. Treasury bonds and bills, corporate equity securities and general obligation and revenue municipal bonds. Although the municipal securities are non-rated and privately placed, none of these investments are derivatives, structured notes or similar instruments that are classified as "High-Risk Securities" as defined by the Federal Financial Institutions Examinations Counsel. In accordance with the principles of the Financial Accounting Standards Board ("FASB") in its statement of financial accounting standards no. 115 ("FASB 115"), Accounting for Certain Investment in Debt and Equity Securities, all investments are accounted for as "Available for Sale."

            The following table sets forth the estimated market value of the available for sale securities in the Company's investment portfolio by type at the dates indicated.

                                                                    DECEMBER 31,
                                             JUNE 30,           ---------------------
                                               1998             1997             1996
                                               ----             ----             ----
                                                           (In thousands)

U.S. Treasury securities ..........         $  4,027         $  4,774         $  4,390
Corporate debt securities .........            2,812             --               --
Corporate equity securities .......              500              454              231
FHLB Stock ........................              471              368              313
Municipal securities(1) ...........            8,402            8,403            6,203
                                            --------         --------         --------

          Total ...................         $ 16,212         $ 13,999         $ 11,137
                                            ========         ========         ========

----------

(1)         Exempt from both federal and state income taxation.

            Investment Maturities and Yield. The following table sets forth the estimated market value and approximate yield of debt securities in the investment portfolio by type and maturity at June 30, 1998.

                                                                                           JUNE 30, 1998
                                                                                           -------------
                                   TYPE AND MATURITY                               AMOUNT                  YIELD
                                   -----------------                               ------                  -----
                                                                                      (Dollars in thousands)

                U.S. Treasury securities:
                  One year or less..........................................       $    500               5.99%
                  Over one through five years...............................          3,527               6.24
                  Over five through 10 years................................             --                 --
                                                                                   --------

                            Total...........................................       $  4,027               6.21
                                                                                   ========

                Corporate debt securities:
                  One year or less..........................................       $     --                 --
                  Over one through five years...............................             --                 --
                  Over five through 10 years................................             --                 --
                  Over 10 years.............................................          2,812               7.39
                                                                                   --------

                            Total...........................................       $  2,812               7.39
                                                                                   ========


                Municipal securities:
                  One year or less..........................................       $     --                 --
                  Over one through five years...............................             --                 --
                  Over five through 10 years................................            716               9.00
                  Over 10 years.............................................          7,686               8.93
                                                                                   --------

                            Total...........................................       $  8,402               8.94
                                                                                   ========

                Total investment in securities:
                  One year or less..........................................       $    500               5.99
                  Over one through five years...............................          3,527               6.24
                  Over five through 10 years................................            716               9.00
                  Over 10 years.............................................         10,498               8.52
                                                                                   --------

                            Total...........................................       $ 15,241               7.93
                                                                                   ========

            Deposits. The Company's primary source of funds has historically been customer deposits, and deposits have experienced significant growth in recent years with average deposits increasing to $151.8 million for the six months ended June 30, 1998 from $128.9 million for the year ended December 31, 1997 and $89.0 million for the year ended December 31, 1996. These increases are primarily a result of two new branch openings and overall growth. At June 30, 1998, noninterest-bearing deposits comprised 28.1% of total deposits. Management believes this ratio may decrease as the mix of deposits in new branches tend to be more interest-bearing rather than noninterest-bearing due to start up marketing activities.

            The following table presents the average balances for each major category of deposits and the weighted average interest rates paid for interest-bearing deposits for the period indicated.

                                                                                             YEAR ENDED DECEMBER 31,
                                                        SIX MONTHS ENDED      -----------------------------------------------------
                                                          JUNE 30, 1998                1997                         1996
                                                    ---------------------     -------------------------    ------------------------
                                                                 AVERAGE                      AVERAGE                      AVERAGE
                                                    AVERAGE      INTEREST      AVERAGE       INTEREST      AVERAGE        INTEREST
                                                    BALANCE        COST        BALANCE         COST        BALANCE          COST
                                                    -------        ----        -------         ----        -------       ----------
                                                                                (Dollars in thousands)
Demand, interest-bearing .........................  $  65,070       4.52%       $ 53,370          4.60%   $ 37,983             4.52%
Savings ..........................................      4,750       3.33           4,775          3.35       5,442             3.42
Certificates of deposit under $100,000 ...........     28,202       5.77          25,295          5.71       9,639             5.42
Certificates of deposit $100,000 and over ........     11,061       5.44           9,749          5.93       6,885             5.36
                                                    ---------                   --------                  --------

        Total interest-bearing demand deposits ...    109,083       4.89          93,189          4.97      59,949             4.66

Noninterest-bearing demand deposits ..............     42,720                     35,683                    29,096
                                                    ---------                   --------                  --------

        Total Deposits ...........................  $ 151,803                   $128,872                  $ 89,045
                                                    =========                   ========                  ========

The increases in average costs were due primarily to higher rates offered in connection with new branch promotions. See "--Net Interest Income."

            The following table sets forth the amount and maturity of certificates of deposit that had balances of more than $100,000 at June 30, 1998.

                           REMAINING MATURITY                                       (In thousands)
                           ------------------

      Less than three months..................................................          $  2,342
      Three months up to six months...........................................             1,988
      Six months up to one year...............................................             3,296
      One year and over.......................................................             2,452
                                                                                        --------

                Total.........................................................          $ 10,078
                                                                                        ========

            FHLB Borrowings. The Bank is a member of the Federal Home Loan Bank of Topeka, which is one of 12 regional FHLB's. The FHLB system functions as a central bank providing credit for members. As a member of the FHLB, the Bank is entitled to borrow funds from the FHLB and is required to own FHLB stock in an amount determined by a formula based upon the Bank's total assets and its FHLB borrowings. The Bank may use FHLB borrowings to supplement deposits as a source of funds. See "Liquidity--Asset/Liability Management." Average FHLB borrowings for the six months ended June 30, 1998 were $1.2 million compared to $2.3 million and $1.8 for the years ended December 31, 1997 and 1996, respectively. At June 30, 1998, based on its FHLB stockholdings, the Bank's total available and unused borrowing capacity based on the Bank's current FHLB stockholdings was approximately $7.0 million, which was available through a line of credit and term advances. FHLB borrowings are collateralized by the Bank's FHLB stock, other investment securities and certain loans.

            A variety of borrowing terms and maturities can be chosen from the FHLB. Maturities available range generally from one day to 10 years. Interest rates can be either fixed or variable and prepayment options are available if desired. The FHLB offers both amortizing and nonamortizing advances. To date, FHLB stock has been redeemable at the preset price of $100 per share, but there can be no assurance that this will continue to be the case.

CAPITAL RESOURCES

            The Company monitors compliance with federal regulatory capital requirements, focusing primarily on risk-based capital guidelines. Under the risk-based capital method of capital measurement, the ratio computed is dependent upon the amount and composition of assets recorded on the balance sheet, and the amount and composition of off-balance sheet items, in addition to the level of capital.

            The following tables set forth the Bank's capital ratios as of the indicated dates.

                                 TANGIBLE RATIOS

                                                                                    YEAR ENDED DECEMBER 31,
                                            SIX MONTHS ENDED           --------------------------------------------------
                                             JUNE 30, 1998                 1997                          1996
                                          ---------------------        ------------------           ---------------------
                                          AMOUNT          RATIO        AMOUNT       RATIO           AMOUNT          RATIO
                                          ------          -----        ------       -----           ------          -----
                                                                     (Dollars in thousands)

Core (Tier 1) capital .............       $  20,775       10.64%       $  12,579      8.02%         $  10,632        8.97%
Core (Tier 1) capital minimum
  requirement (1) .................           5,856        3.00            4,707      3.00              3,555        3.00
                                          ---------     -------        ---------    ------          ---------     -------

Excess ............................       $  14,919        7.64        $   7,872      5.02          $   7,077        5.97
                                          =========     =======        =========    ======          =========     =======

Tangible capital ..................       $  20,775       10.64        $  12,579      8.02          $  10,632        8.97
Tangible capital minimum
  requirement (1) .................           2,928        1.50            2,354      1.50              1,777        1.50
                                          ---------     -------        ---------    ------          ---------     -------

Excess ............................       $  17,847        9.14        $  10,225      6.52          $   8,855        7.47%
                                          =========     =======        =========    ======          =========     =======

Adjusted tangible assets ..........       $ 195,216                    $ 156,909                    $ 118,484
                                          =========                    =========                    =========

----------
(1) Based on risk-based capital guidelines of the Office of Thrift Supervision, a savings association is required to maintain a Core (Tier 1) capital requirement of 3% of adjusted tangible assets and a tangible capital requirement of 1.5% of tangible assets. See "Supervision and Regulation--Federal Savings Association Regulation--OTS Capital Requirements" for definitions of the ratio terms.

                            RISK-BASED CAPITAL RATIO


                                                                                    YEAR ENDED DECEMBER 31,
                                            SIX MONTHS ENDED          -----------------------------------------------
                                              JUNE 30, 1998                   1997                       1996
                                          -------------------         -------------------         -------------------
                                          AMOUNT        RATIO         AMOUNT        RATIO         AMOUNT        RATIO
                                          ------        -----         ------        -----         ------        -----
                                                                      (Dollars in thousands)

Risk-Based capital ................       $  22,216      13.61%       $  14,321      10.30%       $  11,782      12.62%
Minimum requirement(1) ...........           13,057       8.00           11,122       8.00            7,471       8.00
                                          ---------      -----        ---------      -----        ---------     ------

Excess ............................       $   9,159       5.61%       $   3,199       2.30%       $   4,311       4.62%
                                          =========      =====        =========      =====        =========     ======

Total risk-based assets ...........       $ 163,216                   $ 139,023                   $ 93,391
                                          =========                   =========                   ========


----------
(1) Based on risk-based capital guidelines of the Office of Thrift Supervision, a savings association generally is required to maintain a total capital to risk-based assets ratio of 8%. See "Supervision and Regulation--Federal Savings Association Regulation--OTS Capital Requirement" for definitions of terms relating to the ratio.

LIQUIDITY

            Sources of Liquidity. The Company manages its liquidity in order to satisfy cash flow requirements of depositors and borrowers and allow the Company to meet its own cash flow needs. The Company has two basic sources of liquidity. The first is its retail deposit market served by its banking offices. The Company has increased core deposits through growth of its existing deposits and through promotions directed at existing and potential customers. Average deposits increased by $30.7 million or 25.4% in the six months ended June 30, 1998 compared to the same period in 1997, and by $39.8 million, or 44.7% in 1997 compared to 1996.

            The second source of the Company's liquidity is FHLB advances and Company lines of credit. FHLB advances are used regularly in the cash management function both to fund a portion of the investment portfolio and to manage the day-to-day fluctuations in liquidity resulting from needs of depositors and borrowers. At June 30, 1998 the Company had available $7.0 million of unused borrowing capacity from the FHLB and $10.0 million from its other lenders in unsecured credit lines. The Company anticipates that it will continue to rely primarily upon customer deposits, FHLB borrowings, other lending sources, loan repayments, loan sales and retained earnings to provide liquidity, and will use funds so provided primarily to make loans and to purchase investment securities.

            Asset/Liability Management. A principal function of asset/liability management is to coordinate the levels of interest-sensitive assets and liabilities to minimize net interest income fluctuations in times of fluctuating market interest rates. Interest-sensitive assets and liabilities are those that are subject to repricing in the near term, including both variable rate instruments and those fixed-rate instruments which are approaching maturity. Changes in net yield on interest-sensitive assets arise when interest rates on those assets (e.g. loans and investment securities) change in a different time period from that of interest rates on liabilities (e.g. time deposits). Changes in net yield on interest-sensitive assets also arise from changes in the mix and volumes of earning assets and interest-bearing liabilities.

            The following table sets forth the interest rate sensitivity of the Company's assets and liabilities as of June 30, 1998, and sets forth the repricing dates of the Company's interest-earning assets and interest-bearing liabilities as of that date, as well as the Company's interest rate sensitivity gap percentages for the periods presented. The table is based upon assumptions as to when assets and liabilities will reprice in a changing interest rate environment, and since such assumptions can be no more than estimates, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may, in fact, mature or reprice at different times and at different volumes than those estimated. Also, the renewal or repricing of certain assets and liabilities can be discretionary and subject to competitive and other pressures. Therefore, the following table does not and cannot necessarily indicate the actual future impact of general interest rate movements on the Company's net interest income.

                                                                  ESTIMATED MATURITY OR REPRICING AT JUNE 30, 1998
                                                  -------------------------------------------------------------------------------
                                                                  THREE MONTHS
                                                    LESS THAN     TO LESS THAN         ONE TO           OVER
                                                  THREE MONTHS      ONE YEAR         FIVE YEARS       FIVE YEARS         TOTAL
                                                  ------------      --------         ----------       ----------         -----
                                                                                   (Dollars in thousands)

Interest-earning assets:
  Funds sold and interest-bearing deposits ....... $  17,415        $    --           $      82        $    --          $  17,497
  Investment securities available for sale .......       500             --               3,527           11,214           15,241
  Loans ..........................................   125,310            6,421            11,932            3,753          147,416
                                                   ---------        ---------         ---------        ---------        ---------

  Total interest-earning assets ..................   143,225            6,421            15,541           14,967          180,154

Interest-bearing liabilities:
  Deposits:
    Demand, interest-bearing .....................    71,641             --                --               --             71,641
    Savings ......................................     5,477             --                --               --              5,477
    Certificates of deposit
      under $100,000 .............................     2,669           16,002            12,562             --             31,233
      $100,000 and over ..........................     2,342            5,284             2,452             --             10,078

  Federal Home Loan Bank borrowings ..............      --               --                --               --               --
  8.75% Junior Subordinated Debentures ...........      --               --                --             12,000           12,000
  Repurchase agreements ..........................     1,253             --                --               --              1,253
                                                   ---------        ---------         ---------        ---------        ---------

  Total interest-bearing liabilities .............    83,382           21,286            15,014           12,000          131,682
                                                   ---------        ---------         ---------        ---------        ---------

Interest rate gap ................................ $  59,843        $ (14,865)        $     527        $   2,967        $  48,472
                                                   =========        =========         =========        =========        =========

Cumulative interest rate gap at
  June 30, 1998 .................................. $  59,843        $  44,978         $  45,505        $  48,472
                                                   =========        =========         =========        =========

Cumulative interest rate gap
  to total assets ................................     30.01%           22.56%            22.82%           24.31%
                                                   =========        =========         =========        =========


            Due to the volume of loans that reprice with changes in the prime lending rate and the volume of noninterest-bearing deposits, the Company has experienced a positive gap in assets and deposits that reprice or mature in less than three months. Of the total interest-earning assets at June 30, 1998, 79.5% reprice or mature in less than three months while 63.32% of all interest-bearing liabilities reprice or mature in that same time frame. The Bank's positive interest rate gaps indicate that the Bank's net income would increase in the event of rising interest rates and would decrease in the event of decreasing interest rates. In the highly unlikely event of an immediate, parallel and sustained shift of market interest rates of 200 basis points, management estimates that the Bank's net income during the 12 months ending June 30, 1999 would likely increase greater than 10% compared to the prior like 12-month period if interest rates rose by 200 basis points and likely fall by greater than 10% compared to the prior like 12-month period if rates fell of the same amount. These are good faith estimates assuming all other factors do not change materially, and, in management's belief, are not necessarily indicative of what actually could occur in the event of immediate interest rate increases or deceases of this magnitude. Management believes that it is highly unlikely that such changes would occur in a short time period. As interest-bearing assets and liabilities reprice at different time frames and proportions to market interest rate movements, various assumptions must be made based on historical relationships of these variables in reaching any conclusion. Since these correlations are based on competitive and market conditions, future results would, in management's belief, be materially different from the foregoing estimates.

EFFECTS OF INFLATION AND CHANGING PRICES

            Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. Over short periods of time interest rates may not move in the same direction or magnitude as inflation.

YEAR 2000 CONSIDERATIONS

            As the year 2000 approaches, a significant business issue has emerged regarding how existing application software programs and operating systems can accommodate the date value for the year 2000. Many existing software application products, including software application products used by the Bank and its suppliers and customers, were designed to accommodate only a two-digit date value, which represents the year. For example, information relating to the year 1996 is stored in the system as "96." As a result, the year 1999 (i.e., "99") could be the maximum date value that these systems will be able to process accurately. In response to concerns about this issue, regulatory agencies have begun to monitor holding companies' and banks' readiness for the year 2000 as part of the regular examination process. The Company presently believes that with modifications to existing software and conversion to new software, the year 2000 issue will not pose significant operational problems for the Company's computer systems or business operations. Implementation of the Company's plan to test in-house and out-sourced software has been underway since the first quarter of 1998. Testing of applications considered to be "mission critical" are scheduled for completion by first quarter of 1999. Total compliance for all systems is expected by management to be completed by the third quarter of 1999; management currently estimates that such compliance will cost $150,000. The team for the plan is responsible for the implementation of the plan and progress reports to the Company's Board of Directors on a quarterly basis until October 1998 and on a monthly basis thereafter until the plan is completed. However, if such modifications and conversions are not made, or are not completed timely, the year 2000 issue could have a material adverse impact on the operations of the Company. In addition, there can be no assurance that unforeseen problems in the Company's computer systems, or the systems of third parties on which the Company's computers rely, will not have an adverse effect on the Company's systems or operations. Additionally, failure of the Bank's customers to prepare for year 2000 compatibility could have a significant adverse effect on such customers' operations and profitability, thus inhibiting their ability to repay loans and adversely affecting the Bank's operations. The Company does not have sufficient information accumulated from customers of the Bank to enable the Company to assess the degree to which customers' operations are susceptible to potential problems relating to the year 2000 issue.

                                    BUSINESS


GENERAL

            MegaBank Financial Corporation (the "Company") was founded in 1984 by its Chairman and Chief Executive Officer, Thomas R. Kowalski, with the objective of building a banking franchise in the Denver, Colorado metropolitan area that would deliver a broad based package of products and services to businesses and individuals. The Company's banking subsidiary, MegaBank (the "Bank") was organized in 1983. Since the advent of branch banking in Colorado in 1993, the Bank has opened seven additional banking locations throughout the Denver area and has two more locations in the planning and construction phase.

            Since inception, the Bank has specialized its lending practice in the residential construction industry. The Company's Chairman has extensive experience in the home building industry and has expanded the Bank's lending practice to date such that the Bank is one of the area's leading originators of land development and residential construction loans to small- and medium-sized homebuilders. Currently, the Bank can finance a builder or developer from the acquisition and development loan process, including assistance with special district financing, through the construction loan phase. During the five years ended December 31, 1997, the Bank originated over $750 million in total loans and during the six months ended June 30, 1998, originated an additional $144 million of loans. While some of these loans remain on the Company's balance sheet, most have been repaid, refinanced or participated out to other financial institutions.

            In September 1998, the Company changed its status to a unitary savings and loan holding company within the meaning of HOLA. The Company is registered with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. Also in September 1998, the Bank converted its charter from a state-chartered stock institution to a federal stock savings bank. Management believes that the flexibilities and opportunities with a thrift charter complement the Bank's current lending practices and its long-term plans which are discussed below under "Strategy."

            The Bank intends to continue to focus on its niche of residential land development and construction lending in addition to providing a complete array of products and services for its customers. High quality customer service has been a fundamental tenet of the Bank's operating strategy since its inception. The Bank intends to continue to pursue its strategies and concentrate on increasing its market share through referrals from existing customers and focus on the implementation of advertising and marketing strategies.

            In addition to the Company's core business of residential land development and construction lending through the Bank, the Company intends to expand its activities into other areas which complement its current business, such as establishing a subsidiary for purposes of investing in real estate and is considering starting or acquiring a real estate title business.

STRATEGY

            Bank Growth. The Bank's goal in continuing its expansion is to maintain a profitable, customer-focused financial institution. Management believes that the Company's existing capital structure, management, data and operational systems are sufficient to achieve further growth in asset size, revenues and capital. This growth should allow the Bank to increase its lending limits, thereby enabling it to continue to serve the needs of its customers.

            The Bank expects to continue its growth strategy primarily through internal growth and potentially through acquisitions. Management believes that the Bank's largest source of growth is through referrals by existing customers, and that the primary reason for referrals is positive customer feedback regarding the Bank's customer service and response time. The Colorado banking market is dominated by large national and regional financial institutions. This dominance was achieved through the purchase of Colorado-based holding companies over the past several years, which resulted in a significant consolidation of the Colorado banking industry. Management believes that small- and medium-size businesses often are not of sufficient size to be of interest to these large banks, particularly as it relates to residential land development and construction lending, and that individuals frequently have difficulty in finding personalized banking services. Many of these customers seek a banking relationship with a smaller and more service-oriented community banking organization such as the Bank. Through the Bank's primary emphasis on customer service, management's experience and the Company's product line, the Company will continue to focus on attracting these customers in achieving internal growth. Management also believes that the economic expansion in the Company's market area contributes significantly to internal growth.

            The Bank's market area is the Denver metropolitan area, which is the most densely populated area in the Rocky Mountain region. Total population is approximately 2.2 million. Employment in the area is diversified across the manufacturing, construction, financial services, tourism, transportation, technology, cable television, retail trade, services and government sectors. Job growth in 1997 gained an estimated 51,000 jobs, or a 4.4% increase, representing the largest job gain in the 1990's. In addition, according to the Denver Homebuilders Association, the number of units authorized by permit in the first four months of 1998 was up 16% over the same period last year.

            In addition to internal growth, management believes there are opportunities to grow through branching. The Bank has recently opened its eighth branch, has a ninth branch under construction, and has a tenth branch in the planning stage. The ninth and tenth branches are expected to begin operations in 1999. Branching opportunities have also arisen through eliminations by bank holding companies of certain overlapping branches resulting from acquisitions. As a result, branch locations have become available from time to time for purchase by the Company. To date, the Company has acquired one such branch from a large bank holding company. Also, management intends to pursue acquisitions of financial institutions, although the sales prices of such institutions are currently at significant premiums over those paid the past few years. Thus, it may be difficult to complete such a transaction. Management has considered and intends to consider a variety of criteria when evaluating expansion. These include (i) the geographic location, (ii) the investment required for, and opportunity costs of, the branch or acquisition, (iii) the financial strength of a potential acquisition target and (iv) economies of scale that may be achieved.

            Proposed Expansion Activities. The Company intends to expand its business by entering into activities which complement its core banking activities in residential land development and construction lending. Currently, management is considering the following expansion activities.

            o The Company intends to use approximately $3.5 million of the proceeds from the Offering to establish and fund a subsidiary that will purchase real estate for development and sale to homebuilders. Management believes that this activity will supplement the Company's revenues since many smaller homebuilders do not have the resources to develop sites for home building. Management believes that the subsidiary can generate revenues through the sale to these homebuilders of individual or bulk lots. Also, management believes that the Bank can provide construction lending in connection with the sales of lots to homebuilders, thereby providing additional loans to the Bank.

            o The Company is also considering engaging in the real estate title business, which management believes will complement its banking services and proposed real estate investment and development activities. Since this activity is only in the planning stage, the Company has not allocated any proceeds from the Offering to establishing or acquiring a real estate title business.

            Management believes that the addition of the foregoing activities should complement the Company's existing banking business. Management envisions a "one-stop" service network whereby homebuilders can obtain developed or undeveloped building sites, construction lending and real estate title services from one source. Management believes that offering these combined services should allow the Company to remain competitive in the Bank's lending activities.

            Operations and Marketing. The Bank's objective is to continue to build a profitable, growing community banking franchise. Management believes that, in meeting the needs of consumers and small- to medium-sized businesses in its market area, the Bank's first and foremost strategy is to provide excellent customer service. This strategy is emphasized above all others of the Company, from top management down to each bank teller. The Bank's operational systems have been designed to complement customer service. Management believes the Company's banking locations are small enough to facilitate personalized services and decision-making, yet of sufficient size to meet most customers' needs.

            The Bank seeks to maximize operational and support efficiencies consistent with maintaining high quality customer service. Various management and administrative functions are consolidated, including consumer credit administration and lending, investment management and accounting, enabling branch personnel to better focus on customer service and sales.

            In expanding its banking franchise, the Bank has focused on identifying and developing products and services that satisfy customer needs, particularly customer service. The Bank offers a wide range of consumer deposit products including regular checking, checking with interest, money market accounts, regular savings, certificates of deposit, and IRAs. The Bank also offers additional access to its customers with an ATM/Visa Debit Card. The Bank's consumer loan products are customized to meet the needs and requests of its customers. The Bank also offers installment loans, including auto, recreational vehicle, classic car and other secured and unsecured loans sourced directly by its branches and from indirect sources. See "Loans" below for a discussion of products that the Bank provides to commercial accounts.

LOANS

            The Company has the ability to provide a broad range of commercial and retail lending services. However, the vast majority of the Bank's loans are land development and residential construction loans. The Company follows a uniform credit policy which sets forth underwriting and loan administration criteria, including levels of loan commitment, loan types, credit criteria, concentration limits, loan administration, loan review and grading and related matters. In addition, the Company obtains outside independent loan reviews, operates a centralized processing, underwriting and servicing center for consumer loans and manages problem assets centrally. At June 30, 1998, substantially all loans outstanding were to customers within the Company's market area. For a discussion of risks associated with the Company's various types of loans, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Loan Portfolio Composition."

            Land Development and Construction Loans. Construction loans include real estate construction loans and land loans. Real estate construction loans are principally made to builders to construct single family residences. These loans typically have maturities of six to 12 months and adjustable interest rates, and are subject to origination fees. Terms may vary depending upon many factors, including, but are not limited to, location, type of project and financial condition of the builder.

            Land loans consist of loans made on raw land for the acquisition and/or development of real property. At June 30, 1998, approximately $48.7 million in loans were land loans to customers where the collateral for the loan is raw or partially developed land. These loans typically have maturities of 12 to 18 months and variable interest rates. Terms may vary depending upon many factors, including adverse economic conditions in the home building industry, location, type of project and financial condition of the builder.

            Commercial Loans. Commercial loans consist primarily of loans to businesses for various purposes, including revolving lines of credit, equipment financing, and commercial real estate lending. The commercial loans secured by real estate are typically 20 to 25 year amortizing loans, callable in three to five years, with fixed interest rates. The loans secured by collateral other than real estate generally mature within one year, have adjustable interest rates and are secured by inventory, accounts receivable or other commercial assets. Revolving lines of credit generally are for business purposes, generally mature annually and have adjustable interest rates.

            Installment Loans. Installment loans to individuals which are not secured by real estate generally have terms of two to five years and bear interest at fixed rates. These loans usually are secured by motor vehicles, equipment, receivables, inventory, investment securities or other personal assets, and in some instances are unsecured.

            The Company maintains a loan committee approach to commercial lending, which it believes yields positive results in both responsiveness to customer needs and asset quality. The loan committee usually meets twice per week to review and discuss new loan requests.

            Interest rates charged on loans vary with the degree of risk, maturity, underwriting and servicing costs, loan amount, and extent of other banking relationships maintained with customers, and are further subject to competitive pressures, money market rates, availability of funds and government regulations. Most of the loans in the Company's portfolio at June 30, 1998, had interest rates that float with the prime rate.

            In the ordinary course of business, the Company issues letters of credit. See Note N of Notes to Consolidated Financial Statements. The Company applies the same credit standards to these commitments as it uses in all its lending activities and has included these commitments in its lending risk evaluations. The Company's exposure to credit loss under letters of credit is represented by the amount of these commitments. Under applicable federal law, permissible loans to one borrower were limited to an aggregate of $3.0 million for the Company at June 30, 1998. As of July 16, 1998, that limit was raised to $3.2 million due to increased equity in the Bank. With the infusion of approximately $5.0 million in capital to the Bank (see "Use of Proceeds"), the Company expects that the Bank's lending limit will increase by approximately $750,000 to a total of $4.0 million.

COMPETITION

            The Company faces a high degree of competition. In its marketplace, there are numerous small banks and several larger national and regional financial banking groups. The Company also competes with insurance companies, savings and loan associations, credit unions, leasing companies, mortgage companies, and other financial service providers. Many of the banks and other financial institutions with which the Company competes have capital resources and legal lending limits substantially in excess of the capital resources and legal lending limits of the Company.

            The Company competes for loans and deposits principally based on the range and quality of services provided, interest rates, loan fees and office locations. The Company actively solicits deposit customers and competes by offering them superior customer service and a complete product line. Over the past few years, competition has increased as a result of changes in Colorado banking laws that permit statewide branching and allow out-of-state holding companies to acquire Colorado-based financial institutions. The Company believes its customer service, broad product line and banking franchise enable it to compete in its market area.

            The Company will also face significant competition from other financial institutions in any potential acquisitions. Many of these competitors have substantially greater resources than the Company as well as the ability to issue marketable equity securities that can be used as part of the purchase price.

PROPERTIES

            The principal offices of both the Company and the Bank are located in a three story building at 8100 East Arapahoe Road, Englewood, Colorado. The building is owned by Nagrom LLC. See "Related Party Transactions." The Company and the Bank lease approximately 22,300 square feet at this facility.

            The Bank maintains seven branch banking facilities in the Denver metropolitan area. The North Denver Branch is located at 4988 Federal Boulevard, Denver; the land is leased from an unaffiliated third party but the facility, consisting of approximately 3,000 square feet, is owned by the Company. The Monaco Branch is located at 777 South Monaco, Denver, and the Company owns the land and building at this site, of which the banking facility is approximately 3,000 square feet. The South Broadway Branch is located at 4600 South Broadway, Englewood, and the Company owns the land and the building. The South Broadway facility comprises approximately 3,000 square feet. The West Highland Branch is located at 3804 West 32nd Avenue, Denver, and the Company leases the land and facility, comprising approximately 2,600 square feet, from 1996 Newton LLC. See "Related Party Transactions." The Greenwood Village Branch is located at 6300 South Syracuse Way, Greenwood Village, and the Company leases the facilities from an unaffiliated third party. The Greenwood Village facility comprises approximately 850 square feet. The Lower Downtown ("LoDo") Branch is located at 1401 17th Street, and the Company leases the 3,400 square foot facility from an unaffiliated third party. The Northglenn branch is located at 120th Street and Pennsylvania, and the Company owns the land and the 5,200 square foot building.

            The Bank is renovating a 6,390 square foot building located at 3734 Osage Street, Denver. Given its central Denver location, this facility will be used as a central processing center for the Bank and its branch system. The facility will be leased from Osage 3734, LLC. See "Related Party Transactions."

LEGAL PROCEEDINGS

            The Company and its subsidiaries are from time to time parties to various legal actions arising in the normal course of business. Management believes that there is no proceeding threatened or pending against the Company or any of its subsidiaries which, if determined adversely, would have a material adverse effect on the financial condition or results of operations of the Company.

EMPLOYEES

            As of June 30, 1998, the Company had 89 full-time equivalent employees. Management considers its relationship with its employees to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

            The executive officers and directors of the Company, their respective ages and positions as of September 1, 1998, are as follows:

NAME                                            AGE         POSITIONS
----                                            ---         ---------

Thomas R. Kowalski                              58          Chairman of the Board and Chief Executive Officer of the
                                                            Company and the Bank

Larry A. Olsen(1)                               53          President, Chief Operating Officer and Director of the
                                                            Company and the Bank

Raymond L. Anilionis                            51          Vice President and Director of the Company and Director of
                                                            the Bank

Susan A. Putland                                51          Vice President, Finance and Secretary of the Company and
                                                            Vice President, Financial Services and Secretary of the Bank

Hiram J. Welton                                 48          Treasurer and Chief Accounting Officer of the Company and
                                                            Vice President, Finance and Treasurer of the Bank

Dr. Donald B. Brown(1)                          69          Director of the Company and the Bank

William F. Sievers(1)                           54          Director of the Company and the Bank

----------
(1)         Member of the Audit Committee.

            There are no family relationships among any of the directors and executive officers of the Company or the Bank except that Thomas R. Kowalski is the father of the Bank's Vice President of Real Estate and Director of the Bank, Ryan Kowalski. All directors of the Company hold office until the next meeting of shareholders or until their successors are elected and qualified.

            THOMAS R. KOWALSKI has been Chairman of the Board and Chief Executive Officer of the Company since he founded it in 1984, and has served in the same positions for the Bank since November 1983. Since 1980 he has been Chairman of the Board and Chief Executive Officer of the First State Bank of Hotchkiss, a Colorado bank. Mr. Kowalski is also Chief Executive Officer, and beneficial owner of approximately 97.0% of the outstanding stock, of Orchard Valley Financial Corporation, the bank holding company that owns First State Bank of Hotchkiss. From October 1972 through September 1992, Mr. Kowalski was President of Realtek Company, a general contractor and real estate development corporation he sold to Ryan Kowalski in 1992.

            LARRY A. OLSEN has been President, Chief Operating Officer and Director of the Company since 1997 and has served in the same positions of the Bank since 1994. From 1989 to 1994, Mr. Olsen was the Chief Operating Officer of Non-Legal Affairs for Codilis and Stawiarski, P.C., a law firm. From 1972 to 1988, Mr. Olsen was employed by Columbia Savings & Loan Association, having served from 1986 to 1988 as President and Chief Operating Officer.

            RAYMOND L. ANILIONIS has been a Vice President and Director of the Company since 1984 and a Director of the Bank since 1984. Since January 1994, Mr. Anilionis has been the President of Landmark Realty Advisors, a real estate consulting and appraisal company. From 1974 to December 1993, Mr. Anilionis was employed in the mortgage banking and real estate development and management industry by Mortgage Investment Company and Associated Investment Company in various positions, including Senior Vice President. He is also the owner of First Fidelity Service Corp., a real estate consulting firm.

            SUSAN A. PUTLAND has been Vice President, Finance and Secretary of the Company since 1997 and Vice President, Financial Services for the Bank since 1996. Ms. Putland also serves as an independent director of FirstPlus Funding Corp. CITGO Funding Corporation and CITGO Funding Corporation II, special purpose finance securitization entities. Ms. Putland was Vice President, Structured Finance for The Chotin Group Corporation and its affiliates, a privately-held securities issuer and investor, from 1989 to December 1995.

            HIRAM J. WELTON has been Treasurer and Chief Accounting Officer of the Company since 1997 and Vice President, Finance for the Bank since April 1998. Mr. Welton was Vice President of Red Rocks Federal Credit Union from 1996 to 1997. He was Vice President of Trepp Risk Management from 1994 to 1996. Prior to 1994, Mr. Welton was Manager of GRA, Thompson, White & Co. P.A., an accounting and consulting firm.

            DR. DONALD B. BROWN has been a Director of the Company since 1997 and a Director of the Bank since 1989. Dr. Brown previously served as a Director of the Company from 1989 to 1994. Dr. Brown has practiced medicine as an endocrinologist since 1961.

            WILLIAM F. SIEVERS has been a Director of both the Company and the Bank since 1997. Since 1994, Mr. Sievers has been employed with Lucent Technologies as Program Management Vice President in the Network Systems Division. Previously, he worked for AT&T for over 30 years in several capacities, including the senior management positions of Manufacturing Vice President and Regional Vice President.

            Directors of the Company have not been compensated by the Company for their services, but in 1997 received $200 per Board meeting attended in their capacities as Directors of the Bank. In 1998 each Director will receive $500 for each board meeting attended. In addition, directors are reimbursed for expenses incurred in attending board meetings.

EXECUTIVE COMPENSATION

            Cash Compensation. The following table sets forth the cash compensation paid by the Company to its Chairman/Chief Executive Officer for 1997, 1996 and 1995. No other executive officer of the Company received compensation from the Company exceeding $100,000 during 1997, 1996 or 1995.

                           SUMMARY COMPENSATION TABLE


-------------------------------------------------------------------------------------------------------------------------
                                                                       Awards                      Payouts
                                                                     --------------------------------------
                                                                                   Securities
                                                            Other                    Under-
                                                           Annual    Restricted       lying                   All Other
                                                           Compen-     Stock         Options/       LTIP       Compen-
Name                                   Salary    Bonus     sation     Award(s)         SARs        Payouts     sation
and Principal Position         Year       ($)     ($)       ($)         ($)             (#)          ($)        ($)
-------------------------------------------------------------------------------------------------------------------------

Thomas R. Kowalski,            1997    150,000  275,000     --           --              --           --        --
Chairman of the Board and
Chief Executive Officer        1996    150,000  238,101     --           --              --           --        --

                               1995    150,000  143,500     --           --              --           --        --
-------------------------------------------------------------------------------------------------------------------------

            Stock Incentive Plan. In August 1998, the Company adopted the 1998 Long-Term Incentive Plan (the "Incentive Plan"). The purpose of the Incentive Plan is to provide continuing incentives to the Company's and its subsidiaries' key employees, which may include officers and members of the Board of Directors. The Incentive Plan provides for an authorization of 500,000 shares of Common Stock to be reserved for issuance thereunder. Under the Incentive Plan, the Company may grant to participants awards of stock options, restricted stock, stock appreciation rights, performance shares or any combination thereof. The Incentive Plan is to be administered by the Board of Directors or a Compensation Committee of the Board of Directors composed of at least two non-employee members. Subject to the terms of the Incentive Plan, the Board or Compensation Committee determines, among other matters, the persons to whom awards are granted and the terms of the awards.

            Under the stock option component of the Incentive Plan, the Company may grant both incentive stock options ("incentive stock options") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and options which are not qualified as incentive stock options. Incentive stock options may not be granted at an exercise price of less than the fair market value of the Common Stock on the date of grant, while non-qualified stock options may be granted at any exercise price. The exercise price may be paid in cash, in shares of Common Stock (valued at fair market value at the date of exercise) or by a combination of such means of payment, as may be determined by the Board or Compensation Committee.

            Under the restricted stock component of the Incentive Plan, the Company may award shares of restricted stock upon payment of consideration as determined by the Board or Compensation Committee. Upon the award, a restriction period (not to exceed 10 years) and/or performance goal may be set. Subject to the terms of each individual award, a restricted stock award is forfeited upon termination of employment by the recipient during the restriction period and any consideration paid by the participant is returned.

            An award of a stock appreciation right allows a recipient to receive a cash payment or shares of Common Stock to the extent of any appreciation in the book value or the fair market value of the Common Stock of the Company over a specified period of time. Stock appreciation rights may also be awarded in tandem with stock options, and recipients of such tandem awards may elect to exercise the award as a stock option or as a stock appreciation right.

            Under the performance share component of the Incentive Plan, recipients are awarded a specified number of shares of Common Stock of the Company subject to the recipient or the Company attaining specified performance goals as the Board or Compensation Committee may determine. The Board or Compensation Committee, under certain circumstances, may waive or modify performance criteria on existing performance share awards.

            The Incentive Plan will be discontinued in the event of the dissolution or liquidation of the Company or in the event of a reorganization (such as a merger, consolidation, or sale of substantially all of the assets of the Company) in which the Company is not the surviving or acquiring company, or in which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the reorganization and no plan or agreement respecting the reorganization is established which specifically provides for the continuation of the Incentive Plan and the change, conversion, or exchange of the Common Stock relating to existing awards under the Incentive Plan for securities of another corporation. Upon the dissolution of the Incentive Plan, all awards will become fully vested and all outstanding options and stock appreciation rights will become immediately exercisable by the holder thereof.

            In the case of any reclassification, recapitalization, stock dividend, stock split or other similar event, the Board or Compensation Committee is empowered to make adjustments as to the number and kind of securities covered by each outstanding award and, where applicable to adjust the exercise price thereunder.

            On September 1, 1998, the Company granted options to purchase up to 58,500 shares of Common Stock to various officers, directors and employees of the Company. All options are exercisable at a price of $10 per share, vest as to 30% of the shares on September 1, 2001, and vest as to the remaining 70% of the shares on September 1, 2002. The Company also granted an option for 50,000 shares to Thomas R. Kowalski, Chairman and Chief Executive Officer of the Company, which is exercisable at a price of $11 per share and vests as to 20% of the shares on September 1, 2000, an additional 30% of the shares on September 1, 2001, and vests as to the remaining shares on September 1, 2002.

            Stock Purchase Agreement. In December 1990, the Company, Thomas R. Kowalski, Ryan R. Kowalski Trust, Realtek Company Profit Sharing Plan and Trust, Thomas Investments and Orchard Valley Financial Corporation (the "Shareholders") entered into a Stock Purchase Agreement in order to provide for the orderly continuation of the affairs of the Company. The agreement, as amended, provides that upon the death of Thomas R. Kowalski, the Shareholders will have the option to require the Company to purchase their shares of Company Common Stock to the extent the Company receives proceeds from a life insurance policy on the life of Thomas R. Kowalski. As of June 30, 1998, the Shareholders held an aggregate of 3,271,650 shares of Common Stock. The agreement specifies that the purchase price for the stock shall be the greater of 80% of the average closing bid price of the Common Stock of the Company on any national securities exchange or recognized quotation system for five trading days preceding the death of Thomas R. Kowalski or the appraised value as determined by an appraiser selected mutually by the Company and the surviving Shareholders.

INDEMNIFICATION

            The Company's Articles of Incorporation provide that the board of directors is authorized, without the need for shareholder approval, to indemnify directors, officers and other persons without regard to whether or not such powers are expressly provided for by Colorado law; provided, however, that the exercise of such indemnification powers by the board of directors are consistent with Colorado law. Generally under Colorado law, any director or officer who is made or threatened to be made a party to any suit or proceeding may be indemnified if such director or officer acted in good faith and had no reasonable basis to believe that (i) in the case of conduct in an official capacity with the Company, his or her conduct was in the Company's best interests; and (ii) in all other cases, his or her conduct was at least not opposed to the best interests of the Company; and, with respect to any criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Colorado law further provides that such indemnification is not exclusive of any other rights to which such individuals may be entitled under a company's Articles of Incorporation or Bylaws, or pursuant to any agreement, insurance policies, vote of shareholders or disinterested directors or otherwise.

            In addition, the Company's Articles of Incorporation provide that to the fullest extent permitted by Colorado law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its shareholders. Notwithstanding such limitations on liability, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for certain activities prohibited by Colorado law (relating primarily to the unlawful payment of dividends, repurchase of stock or improper loans or guarantees to directors), and for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

            There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                           RELATED PARTY TRANSACTIONS

            Nagrom LLC, a Colorado limited liability company, owns the building and land in which the Company's principal office is located. The Company and the Bank lease office space in the building. The lease began in 1995 and is for a period of 10 years. The rent for 1997 was approximately $328,000, and will increase 3.5% per year. The Board of Directors of the Company believes that the rates are comparable to those which could be obtained from unaffiliated third parties. Nagrom LLC is beneficially owned by Kowalski Capital LLC, a Colorado limited liability company (71.0%), Raymond L. Anilionis (13.0%), an officer and director of the Company, and Med Partnership (16.0%) an entity controlled by Warren P. Cohen, a director of the Bank. Kowalski Capital LLC is owned 95.0% by the Thomas R. Kowalski Irrevocable Trust. The beneficiaries of the trust are Ryan Kowalski (the adult son of Thomas R. Kowalski) and Ryan Kowalski's minor daughter. The remaining 5.0% of Kowalski Capital LLC is owned by Respond Corp., of which Thomas R. Kowalski is the sole shareholder.

            1996 Newton LLC, a Colorado limited liability company, leases space to the Bank for its branch at 32nd Avenue and Newton, Denver. 1996 Newton LLC is owned by Kowalski Capital (50.0%), Raymond L. Anilionis (25.0%) and the Warren
P. Cohen Beneficial Trust (25.0%). The lease commenced in May 1996 and runs for a period of 10 years. Rent is approximately $30,300 for the period of May 1997 through May 1998, and incrementally increases to $36,000 per year for the last five years of the lease. The Board of Directors of the Company believes that the rates are comparable to those which could be obtained from unaffiliated third parties.

            Osage 3734, LLC, a Colorado limited liability company, will lease space to the Bank for its new centralized processing center at 3734 Osage Street, Denver. Osage 3734, LLC is owned equally by Raymond L. Anilionis, Ryan Kowalski, Vice President and Director of the Bank and son of Thomas R. Kowalski, and Respond Corporation, an entity owned by Thomas R. Kowalski. The building is currently undergoing renovations to suit the needs of the Bank. The Bank expects to occupy the building in 1999 under the terms of a ten-year triple net lease. The Board of Directors of the Company believes that the leasing terms are comparable to those which could be obtained from unaffiliated third parties.

            In July 1995, Thomas R. Kowalski, Raymond L. Anilionis and Warren P. Cohen (the "Guarantors"), all of whom are officers and/or directors of the Company and/or the Bank and significant shareholders of the Company, entered into an agreement with the Company in connection with their personal guarantee of a $3.0 million loan to the Bank from First Interstate Bank of Denver. In return for the guarantee, the Company agreed to indemnify the Guarantors for all liabilities, costs or expenses relating to the guarantee and to provide additional compensation to the Guarantors. The additional compensation has consisted of an aggregate fee, allocated among the three Guarantors, equal to 1.5% of the outstanding balance of the loan on each anniversary date plus a performance bonus based on earnings of the Bank as specified in the agreement. The loan was repaid in February 1998. The fees paid to the Guarantors from 1995 through June 30, 1998 in the aggregate were as follows: Mr. Kowalski - $497,965; Mr. Anilionis - $121,191; and Mr. Cohen - $121,191. No further fees will be paid to the Guarantors.

            In March 1997, the Bank entered into a Consulting Agreement with First Fidelity Service Corp. ("First Fidelity"), a consulting firm which is wholly-owned by Raymond L. Anilionis. The agreement provides that First Fidelity will render services regarding bank site acquisitions, real estate acquisitions, management of construction projects, evaluation and assistance with negotiations of complex loans and work out transactions and any other services reasonably requested by the Bank. The term of the agreement is for one year, but automatically renews each year unless terminated by either party upon 30 days notice. Pursuant to the terms of the consulting agreement, First Fidelity is paid $5,000 per month for its services.

            The Bank has entered into certain loan participations with First State Bank of Hotchkiss, an entity controlled by Thomas R. Kowalski. Approximate loan principal balances outstanding under these participations are summarized as follows:

                                                               YEAR ENDED DECEMBER 31,
                                               JUNE 30,       ------------------------
                                                 1998           1997            1996
                                               --------       --------       ---------
                                                   (In thousands)

     Participations sold ...............       $ 10,072       $  8,227       $ 10,916
     Participations purchased ..........          1,471          3,459            250

            The Bank has also sold loan participations to shareholders, officers and directors of the Company on the same terms as sold to third parties. At June 30, 1998, the participations sold to related parties were approximately $3.5 million. At December 31, 1997 and 1996, the participations sold to related parties were approximately $2.4 million and $7.9, respectively.

            In September 1993 the Bank entered into an agreement with First State Bank of Hotchkiss to purchase its branching rights. In total, the Bank paid First State Bank of Hotchkiss $2,500 a month over 40 months ending in September 1997.

            The officers, directors and principal shareholders of the Company and members of their immediate families and businesses in which they hold controlling interests are customers of the Bank. Credit transactions with these parties are subject to review by the Bank's board of directors. All outstanding loans and extensions of credit by the Bank to these parties were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features. At June 30, 1998, the aggregate balance of loans and advances under existing lines of credit to these parties was approximately $0.4 million or 0.3% of the Bank's total loans.

                       PRINCIPAL AND SELLING SHAREHOLDERS

            The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 1, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby, for: (a) each of the Company's directors; (b) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock; (c) each executive officer; and (d) the Company's executive officers and directors as a group. All information with respect to beneficial ownership by the Company's directors, officers or beneficial owners has been furnished by the respective director, officer or beneficial owners, as the case may be. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all Common Stock set forth opposite their names.

                                                                       Company Common Shares Beneficially Owned
                                                     -----------------------------------------------------------------------------
                                                            Before the                                         After the
                                                             Offering                 Shares                    Offering
                                                     --------------------------        Being            --------------------------
               Beneficial Owner                        Number          Percent        Offered             Number         Percent
               ----------------                        ------          -------        -------             ------         -------

Thomas R. Kowalski.................................  3,271,650(1)        51.1%        250,000           3,021,650          39.7%
  8100 East Arapahoe Road
  Englewood, Colorado 80112

Raymond L. Anilionis...............................    642,780(2)        10.0%             --             642,780           8.4%
  9034 East Easter Place, Suite 202
  Englewood, Colorado 80112

Warren P. Cohen ...................................    712,500           11.1%             --             712,500           9.4%
  595 South Broadway, Suite 200
  Denver, Colorado 80209

Orchard Valley Financial Corporation...............    631,950(3)         9.9%             --             631,950           8.3%
  8100 East Arapahoe Road
  Englewood, Colorado  80112

Realtek Company Employees' Profit..................    614,820(3)         9.6%             --             614,820           8.1%
  Sharing Plan and Trust
  8100 East Arapahoe Road, Suite 214
  Englewood, Colorado  80112

Vernon J. Purdy....................................    468,750            7.3%             --             468,750           6.2%
  1900 East Girard, Suite 509
  Englewood, Colorado  80110

William D. Kenny...................................    390,000            6.1%             --             390,000           5.1%
  38 Eagle Drive
  Littleton, Colorado  80123

Larry A. Olsen.....................................    151,590            2.4%             --             151,590           2.0%
  8100 East Arapahoe Road
  Englewood, Colorado  80112

Dr. Donald B. Brown................................         --              --             --                  --             --
  4545 East Ninth Avenue
  Denver, Colorado 80220

William F. Sievers.................................         --              --             --                  --             --
  26 West Dry Creek Circle, Suite 750
  Littleton, Colorado 80120

All executive officers and
  directors as a group (seven persons) ............  4,066,020           63.5%        250,000           3,816,020          50.2%

------------
(1) Of this amount, 1,594,800 shares are owned directly, and all other shares owned indirectly through entities or persons controlled by Mr. Kowalski.
(2) Of this amount, 549,000 shares are owned directly, and all other shares are owned by an entity controlled by Mr. Anilionis.
(3) Due to Mr. Kowalski's significant beneficial ownership of the named entities, these shares are included in the ownership of Thomas R. Kowalski in the table.

                           SUPERVISION AND REGULATION

GENERAL

            The Bank is chartered under federal law by the Office of Thrift Supervision ("OTS"). It is a member of the Federal Home Loan Bank ("FHLB") System, and its deposit accounts are insured up to legal limits by the Federal Deposit Insurance Corporation ("FDIC") under the Bank Insurance Fund ("BIF"). The OTS is charged with overseeing and regulating the Bank's activities and monitoring its financial condition. This regulatory framework sets parameters for the Bank's activities and operations and grants the OTS extensive discretion with regard to its supervisory and enforcement powers and examination policies. The Bank files periodic reports with the OTS concerning its activities and financial condition, must obtain OTS approval prior to entering into certain transactions or initiating new activities, and is subject to periodic examination by the OTS to evaluate the Bank's compliance with various regulatory requirements.

            The Company is a unitary savings and loan holding company and, like the Bank, is subject to regulation by the OTS. As part of this regulation, the Company is required to file certain reports with, and is subject to periodic examination by, the OTS.

PENDING FINANCIAL MODERNIZATION LEGISLATION

            In June 1998, the Senate began hearings on the legislation on a sweeping financial modernization bill, H.R. 10, "The Financial Services Act of 1998", which was passed by the U.S. House of Representatives. If passed by the Senate, the bill would not become law unless it is signed by the President, whose Administration has commented publicly that it will not support the legislation in the form passed by the House. Accordingly, whether the bill will pass in the near future remains uncertain, and the ultimate form the legislation might take if enacted cannot be predicted at this time.

            The bill, among other things, addresses the ongoing debate concerning mixing banking and commerce. Under the proposal, banks could affiliate with insurance and securities companies in a holding company structure, subject to functional regulation. The proposal provides for further study of the issues relating to merging the SAIF and BIF. If adopted, the legislation would represent the most significant overhaul of financial services laws since the 1930's when the Glass- Steagall Act of 1933 was enacted.

            With respect to the thrift industry, H.R.10 does not contain provisions eliminating the federal thrift charter and requiring all federal thrifts to convert to national banks within two years. The version of the bill passed by the House allows unitary thrift holding companies to continue operating, but prohibits the establishment of new unitary thrifts if the application for unitary thrift status is filed after March 31, 1998. In its review of the bill, the Senate has changed this date to September 3, 1998. A unitary thrift holding company is defined as a company that owns one savings association, provided the savings association that it owns meets the "Qualified Thrift Lender" test. See "--Federal Savings Association Regulation--Qualified Thrift Lender Test." The Company is a unitary thrift holding company, and as such it generally is not restricted under existing laws as to the types of business activities in which it may engage. See "--Holding Company Regulation." The Company filed its application to become a savings and loan holding company on April 14, 1998. Accordingly, if the House version of H.R. 10 is enacted into law and the March 31, 1998 grandfather date is retained, the Company could lose its unitary thrift holding company status, thereby subjecting the Company to more restrictive regulation of its activities. Considering the Senate's revision of this date, management of the Company believes that the Company's status as a unitary thrift holding company will not be affected by the bill. However, if the bill is enacted, the form of the final legislation cannot be predicted at this time, including the grandfather date for unitary savings and loan holding company powers. Prior versions of the bill would have eliminated the federal thrift charter, while allowing existing unitary thrift holding companies to retain their status and affiliations with nonfinancial enterprises and to engage in all currently permissible activities.

FEDERAL SAVINGS ASSOCIATION REGULATION

            Business Activities. The activities of savings associations are governed by the Home Owners' Loan Act of 1933, as amended (the "HOLA"), and, in certain respects, the Federal Deposit Insurance Act (the "FDI Act"). The HOLA and the FDI Act were amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA was enacted for the purpose of resolving problem savings associations, establishing a new thrift insurance fund, reorganizing the regulatory structure applicable to savings associations, and imposing bank-like standards on savings associations. FDICIA, among other things, requires that federal banking regulators intervene promptly when a depository institution experiences financial difficulties, mandates the establishment of a risk-based deposit insurance assessment system and requires imposition of numerous additional operational standards and restrictions regarding safety and soundness. FIRREA and FDICIA both contain provisions affecting numerous aspects of the operations and regulations of federally-insured savings associations and empowers the OTS and the FDIC, among other agencies, to promulgate regulations implementing its provisions.

            Qualified Thrift Lender Test. Savings associations are required to satisfy a qualified thrift lender test ("QTL" test) by (i) maintaining 65% of their portfolio assets (defined as all assets minus intangible assets, property used by the association in conducting its business and liquid assets equal to 20% of total assets) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities, along with small business, credit card, agriculture and education loans) on a monthly basis in nine out of every twelve months, or (ii) maintaining a similar-but different 60% asset test under the Internal Revenue Code.

            If a federal savings association fails the QTL test, it must convert to a bank or conform its activities to those permitted to a national bank (but which activities also are not inconsistent with the powers permitted to a savings association), particularly as they relate to investments, branching and dividends, and it also becomes ineligible for new advances from any Federal Home Loan Bank. A federal savings association that fails the QTL test may requalify. As of June 30, 1998, the Bank satisfied the QTL test.

            Branching. A federally-chartered savings association, like the Bank, can establish branches in any state or states in the United States and its territories, subject to a few exceptions. The exercise by the OTS of its authority to permit interstate branching by federal savings associations is preemptive of any state law purporting to address the subject of branching by a federal savings association.

            Commercial and Consumer Lending Authority. Federal savings associations may lend up to 20% of their assets in commercial business loans (i.e., secured or unsecured loans for commercial, corporate, business or agricultural purposes), provided that amounts in excess of 10% may be used only for small business loans and, subject to OTS approval for a higher amount, up to 400% of their capital in commercial real estate loans. In addition, federal savings associations are permitted to make consumer loans (i.e., loans for personal, family or household purposes) in an amount not to exceed 35% of their assets. Credit card and educational loans are exempted from any percentage of asset limitations applicable to consumer loans.

            Loans to One Borrower. Savings associations are generally subject to the national bank limits regarding loans to one borrower, meaning they may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of the association's unimpaired capital and surplus, where the borrowing is not fully secured by readily-marketable collateral. An additional amount may be lent, equal to 10% of the association's unimpaired capital and surplus, if such additional borrowing is secured by readily-marketable collateral at least equal to the amount of such additional funds. At June 30, 1998, the Bank had no outstanding loans or commitments that exceeded the loans to one borrower limit at the time made or committed.

            Enforcement. The OTS has primary enforcement responsibility over savings associations and has the authority to bring enforcement action against all "institution-related parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured association. Civil penalties cover a wide range of violations and actions. Criminal penalties for most financial association crimes include fines and imprisonment. In addition, regulators have substantial discretion to impose enforcement action on an association that fails to comply with its regulatory requirements, particularly with respect to amounts of capital. Possible enforcement action ranges from requiring the preparation of a capital plan or imposition of a capital directive to receivership, conservatorship or the termination of deposit insurance. Under the FDI Act, the FDIC has the authority to recommend to the Director of OTS enforcement action be taken with respect to a particular savings association. If action is not taken by the Director, the FDIC has authority to take enforcement action under certain circumstances.

            Assessments. Savings associations are required by OTS regulation to pay assessments to the OTS to fund the operations of the OTS. In the past, the general assessment paid on a semi-annual basis has been computed based upon the savings association's total assets, including consolidated subsidiaries, as reported in the association's latest quarterly thrift financial report. The OTS announced in August 1998 that it intends to propose a regulation revising its assessment schedule, so that assessments will be based on the asset size and financial condition of the institution and the complexity of its operations.

            Federal Home Loan Bank System. The Bank is a member of the FHLB System, which consists of 12 regional FHLB's. The FHLB provides a central credit facility primarily for member associations. The Bank, as a member of the FHLB-Topeka, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20th of its advances from the FHLB-Topeka, whichever is greater. The Bank is in compliance with this requirement, with an investment in FHLB-Topeka stock at June 30, 1998 of $470,000. FHLB advances must be secured by specified types of collateral and may be obtained only for the purpose of purchasing or funding new residential housing finance assets.

            OTS Capital Requirements. The OTS capital regulations require savings associations to meet three capital standards: a 1.5% tangible capital standard, a 3% leverage ratio (or core capital ratio) and an 8% risk-based capital standard.

            Tangible capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related earnings, certain non-withdrawable accounts and pledged deposits of mutual savings associations, and minority interests in equity accounts of fully consolidated subsidiaries, less (i) intangible assets (other than purchased credit card relationships and core deposit intangibles), (ii) non-mortgage servicing assets, (iii) purchased credit card relationships, (iv) the amount of mortgage servicing assets in excess of the lesser of 90 percent of their fair market value, determined pursuant to a special OTS valuation formula, or 100 percent of their remaining unamortized book value, subject to certain aggregate limits applicable to inclusion of servicing assets in tangible capital, and (v) certain equity and debt investments in "non-qualifying subsidiaries" (subsidiaries engaged in activities not permissible for a national bank). For purposes of determining capital under OTS capital standards, the term "intangible assets" means those assets considered to be intangible under generally accepted accounting principles, such as goodwill, core deposit premiums, purchased credit card relationships and favorable leaseholds. Servicing assets are not intangible assets, and interest-only strips receivable and other non-security financial instruments are not intangible assets under this definition.

            Core capital (or leverage) ratio is the ratio of core capital to adjusted tangible assets. Core capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries, certain non-withdrawable accounts and pledged deposits of mutual savings associations, certain amounts of goodwill resulting from prior regulatory accounting practices, less (i) intangible assets (other than purchased credit card relationships and core deposit intangibles), (ii) the amount of servicing assets in excess of the lesser of 90 percent of their fair market value, determined pursuant to a special OTS valuation formula, or 100 percent of their remaining unamortized book value, subject to certain aggregate limits applicable to inclusion of servicing assets and sub-limits applicable to inclusion of non-mortgage-related servicing assets in core capital, and (iii) certain equity and debt investments in non-qualifying subsidiaries, such as the proposed real estate investment and title subsidiaries.

            The OTS' risk-based capital standard requires that savings associations maintain a ratio of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 8%. In calculating total capital, a savings association must deduct reciprocal holdings of depository institution capital instruments, all equity investments and that portion of land loans and nonresidential construction loans in excess of 80% loan-to-value ratio and its interest rate risk component (as discussed below), in addition to the assets that must be deducted in calculating core capital. In determining the amount of risk-weighted assets, all assets, including certain off- balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. Also, savings associations with "above normal" interest rate risk exposure would be subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. Savings associations with assets of less than $300 million and risk-based capital ratios in excess of 12% are not subject to the interest rate risk component. As of June 30, 1998, the Bank was not subject to interest rate risk exposure for purposes of calculating its risk-based capital requirements.

            The components of core capital are equivalent to those discussed above under the 3% leverage standard. The components of supplementary capital include cumulative preferred stock, long-term perpetual preferred stock, mutual capital certificates, certain non-withdrawable accounts and pledged deposits, certain net worth certificates, income capital certificates, certain perpetual subordinated debt, mandatory convertible subordinated debt, certain intermediate-term preferred stock, certain mandatorily redeemable preferred stock and allowance for loan and lease losses (up to 1.25% of risk-weighted assets). Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25%. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. The table below sets forth the Bank's capital ratios at June 30, 1998.

                                                                   AT JUNE 30, 1998
                                                               -----------------------
                                                                               MINIMUM
            RATIO                                               ACTUAL        REQUIRED
            -----                                              --------       --------

            Tangible capital.............................        10.64%          1.50%
            Core (Tier 1) capital........................        10.64%          3.00%
            Risk-Based capital...........................        13.61%          8.00%

            In 1991, the OTS issued a proposal to amend its regulatory capital regulation to establish a new framework for assessing capital adequacy. The new regulation has yet to be enacted, and if enacted in final form as proposed, management does not believe that the proposed regulation would have a material effect on the Bank.

            Liquidity. The Bank is required to maintain an average daily balance of liquid assets (e.g., cash, accrued interest on liquid assets, certain time deposits, savings accounts, bankers' acceptances, specified United States Government, state or federal agency obligations, shares of certain mutual funds and certain corporate debt securities and commercial paper) equal to not less than a specified percentage of the average daily balance of its net withdrawal deposit accounts plus short-term borrowings. This liquidity requirement may be changed from time to time by the OTS to any amount within the range of 4% to 10% depending upon economic conditions and the savings flows of member associations; this requirement is currently 4%.

            Insurance of Deposit Accounts and Deposit Insurance Premiums. FDICIA required the FDIC to establish a risk-based assessment system for insured depository associations that takes into account the risks attributable to different categories and concentrations of assets and liabilities. Under the rule, the FDIC assigns an association to one of three capital categories consisting of (i) "well capitalized," (ii) "adequately capitalized" or (iii) "undercapitalized," and one of three supervisory subcategories consisting of Group "A" (for financially solid institutions with only a few minor weaknesses), Group "B" (for those institutions with weaknesses which, if uncorrected could cause substantial deterioration of the institution and increase the risk to the deposit insurance fund) and Group "C" (for those institutions with a substantial probability of loss to the fund absent effective corrective action). The supervisory subgroup to which an association is assigned is based on a supervisory evaluation provided to the FDIC by the association's primary federal regulator and information that the FDIC determines to be relevant to the association's financial condition and the risk posed to the deposit insurance funds (which may include, if applicable, information provided by the association's state supervisor). An association's assessment rate depends on the capital category and supervisory category to which it is assigned. There are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied. Assessment rates range from 23 basis points for an association in the highest category (i.e., well-capitalized and healthy) to 31 basis points for an association in the lowest category (i.e., undercapitalized and of substantial supervisory concern).

            Although the Bank recently converted its charter from a Colorado state-chartered commercial bank to a federal savings bank, the Bank will continue as a member of the Bank Insurance Fund ("BIF"), rather than the Savings Association Insurance Fund ("SAIF").

            On September 30, 1996, President Clinton signed the Deposit Insurance Funds Act of 1996 ("DIFA") that was part of the omnibus spending bill enacted by Congress at the end of its 1996 session. DIFA mandated, among other things, the merger of the SAIF and BIF, effective January 1, 1999, but only if no insured depository institution is a savings association on that date. The combined deposit insurance fund, if the funds are merged, will be called the "Deposit Insurance Fund," or "DIF."

            Prompt Corrective Regulatory Action. FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized associations. Under this system, the OTS is required to take certain supervisory actions against undercapitalized associations, the severity of which depends upon the association's degree of undercapitalization. Generally, subject to a narrow exception, FDICIA requires the OTS to appoint a receiver or conservator for an association that is critically undercapitalized. FDICIA authorizes the OTS to specify the ratio of tangible equity to assets at which an association becomes critically undercapitalized and requires that ratio be no less than 2% of assets.

            Under OTS regulations, a savings association is considered to be undercapitalized if it has risk-based capital of less than 8% or has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4% or has a leverage ratio less than 3% if the savings association is rated composite 1 under the composite numerical rating assigned to the association by the OTS under the Uniform Financial Institutions Rating System or an equivalent rating under a comparable rating system adopted by the OTS in the most recent rating of which the association has been notified in writing (the "UFIRS"). A savings association that has risk-based capital less than 6% or a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3% would be considered to be "significantly undercapitalized." A savings association that has a tangible equity to total assets ratio equal to or less than 2% would be deemed to be "critically undercapitalized." Generally, a capital restoration plan must be filed with the OTS within 45 days of the date an association receives notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. In addition, numerous mandatory supervisory actions become immediately applicable to the association, including, but not limited to, restrictions on growth, investment activities, capital distributions, and affiliate transactions. In addition, the OTS could issue a capital directive to the savings association that includes additional discretionary restrictions on the savings association.

            Limitation on Capital Distributions. The OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another association in a cash-out merger and other distributions charged against capital. The regulations establish three tiers of associations. An association that exceeds all fully phased-in capital requirements before and after the proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (a) 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (b) 75% of its net reserve over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. In computing the association's permissible percentage of capital distributions, previous distributions made during the prior four quarter period must be included. As of June 30, 1998, the Bank met the requirements of a Tier 1 Association. In the event the Bank's capital fell below its fully phased-in requirement or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any association, which would otherwise be permitted by regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

            On March 9, 1998, the OTS issued a Notice of Proposed Rulemaking that, if adopted in final form, would amend its capital distribution regulation. The proposed rule updates, simplifies, and streamlines the capital distribution regulation to reflect OTS's implementation of the system of prompt corrective action established under FDICIA.

            Community Reinvestment. The OTS, the FDIC, the Federal Reserve Board and the OCC have jointly issued a final rule (the "Final Rule") under the Community Reinvestment Act (the "CRA"). The Final Rule eliminates the existing CRA regulation's 12 assessment factors and substitutes a performance based evaluation system. The Final Rule was phased in over a period of time and became fully effective by July 1, 1997. Under the Final Rule, an institution's performance in meeting the credit needs of its entire community, including low- and moderate- income areas, as required by the CRA, is generally evaluated under three tests: the "lending test," the "investment test," and the "service test."

            An independent financial institution with assets of less than $250 million, or a financial institution with assets of less than $250 million that is a subsidiary of a holding company with assets of less than $1 billion, will be evaluated under a streamlined assessment method based primarily on its lending record. As of June 30, 1998, the Company's assets were approximately $200 million, thereby meeting the streamlined assessment method. The streamlined test considers an institution's loan-to-deposit ratio adjusted for seasonal variation and special lending activities, its percentage of loans and other lending related activities in the assessment area, its record of lending to borrowers of different income levels and businesses and farms of different sizes, the geographic distribution of its loans, and its record of taking action, if warranted, in response to written complaints. In lieu of being evaluated under the three assessment tests or the streamlined test, a financial institution can adopt a "strategic plan" and elect to be evaluated on the basis of achieving the goals and benchmarks outlined in the strategic plan.

            Failure to comply with the CRA's regulations could jeopardize future growth plans of the Bank. The Bank is currently in compliance with the CRA.

            Transactions with Related Parties. The Bank's authority to engage in transactions with related parties or "affiliates," (i.e., any company that controls or is under common control with an association) including the Company and its non-savings-association subsidiaries or to make loans to certain insiders, is limited by the Federal Reserve Act ("FRA"). The FRA limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings association and also limits the aggregate amount of transactions with all affiliates to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in the FRA and the purchase of low quality assets from affiliates is generally prohibited. Also, certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the association as those prevailing at the time for comparable transactions with non-affiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to non-affiliated companies. Notwithstanding the above, FIRREA prohibits any savings association from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act ("BHC Act"). Further, no savings association may purchase the securities of any affiliate other than a subsidiary.

            Real Estate Lending Standards. The OTS and the other federal banking agencies have uniform regulations prescribing real estate lending standards. The OTS regulation requires each savings association to establish and maintain written internal real estate lending standards consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its real estate lending activities. The policy must also be consistent with accompanying OTS guidelines, which include maximum loan-to-value ratios for the following types of real estate loans: raw land (65%), land development (75%), nonresidential construction (80%), improved property (85%) and one- to four-family residential construction (85%). Owner-occupied one- to four-family mortgage loans and home equity loans do not have maximum loan-to-value ratio limits, but those with a loan-to-value ratio at origination of 90% or greater are to be backed by private mortgage insurance or readily marketable collateral. Institutions are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are appropriately reviewed and justified. The guidelines also list a number of lending situations in which exceptions to the loan-to-value standard are justified.

            Standards for Safety and Soundness. As required by FDICIA and subsequently amended by the Riegle Community Development and Regulatory Improvement Act of 1994, the federal banking regulators adopted interagency guidelines establishing standards for safety and soundness for depository institutions on matters such as internal controls, loan documentation, credit underwriting, interest-rate risk exposure, asset growth, compensation and other benefits and asset quality and earnings (the "Guidelines"). The agencies expect to request a compliance plan from an institution whose failure to meet one or more of the standards is of such severity that it could threaten the safe and sound operation of the institution. FDIC regulations enacted under FDICIA also require all depository institutions to be examined annually by the banking regulators and depository institutions having $500 million or more in total assets to have an annual independent audit, an audit committee comprised solely of outside directors, and to hire outside auditors to evaluate the institution's internal control structure and procedures and compliance with laws and regulations relating to safety and soundness. The FDIC, in adopting the regulations, reiterated its belief that every depository institution, regardless of size, should have an annual independent audit and an independent audit committee.

            Proposed Rules Governing Financial Derivatives. In April 1998, the OTS published a Notice of Proposed Rulemaking that, if adopted in final form, would apply to all financial derivatives and would replace its regulations on forward commitments, futures transactions, and financial options transactions. The proposal would continue to permit a savings association to engage in transactions involving financial derivatives to the extent that these transactions are authorized under applicable law and are otherwise safe and sound. In addition, the proposed rule would describe the responsibilities of a savings association's board of directors and management with respect to financial derivatives. The rule defines a financial derivative as a financial contract whose value depends on the value of one or more underlying assets, indices, or reference rates. The most common types of financial derivatives are futures, forward commitments, options, and swaps. A mortgage derivative security, such as a collateralized mortgage obligation or a real estate mortgage investment conduit, is not a financial derivative under the proposed rule. As of June 30, 1998, the Bank did not own any financial derivatives as defined under the proposed rule.

FEDERAL RESERVE SYSTEM

            The Federal Reserve Board regulations require savings institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts), non-personal time deposits (those which are transferable or held by a person other than a natural person) with an original maturity of less than one and one-half years and certain money market accounts. The Federal Reserve Board regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $47.8 million or less (subject to adjustment by the Federal Reserve Board) and an initial reserve of $1.4 million plus 10% against that portion of total transaction accounts in excess of $47.8 million. The first $4.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. As of June 30, 1998, the Bank is in compliance with the foregoing requirements.

            The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements by the OTS. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Bank's interest-earning assets.

            FHLB System members are also authorized to borrow from the Federal Reserve "discount window," but Federal Reserve Board regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

HOLDING COMPANY REGULATION

            The Company is considered a non-diversified, savings and loan holding company within the meaning of the HOLA, has registered as a savings and loan holding company with the OTS and is subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Company and its non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

            The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from (i) acquiring control of, or acquiring by merger or purchase of assets, another savings association or holding company thereof, without prior written approval of the OTS; (ii) acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings association, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or (iii) acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

            As a unitary savings and loan holding company, the Company generally is not restricted under existing laws as to the types of business activities in which it may engage, provided that its savings association subsidiary continues to satisfy the QTL test. Upon any acquisition by the Company of a savings association or a state-chartered BIF-insured savings bank meeting the QTL test that is deemed to be a savings institution by OTS, except for a supervisory acquisition, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA, as amended by the FIRREA, limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHC Act, subject to the prior approval of the OTS, and activities in which multiple savings and loan holding companies were authorized by regulation to engage in on March 5, 1987. Such activities include, among others, mortgage banking, consumer finance, operation of a trust company, and certain types of securities brokerage.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

            The Company is authorized to issue 50,000,000 shares of Common Stock, of which 6,407,340 shares of Common Stock were issued and outstanding as of September 1, 1998. Holders of shares of Common Stock are entitled to dividends as and when declared by the Company's Board of Directors from funds legally available therefor, and upon liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The Company has not paid any dividends to date nor does it anticipate paying any dividends on its Common Stock in the foreseeable future. It is the Company's present policy to retain earnings, if any, for use in the development and expansion of its business. The holders of shares of the Common Stock are entitled to one vote for each share held of record by them, and do not have the right to cumulate their votes for election of directors. The holders of shares of Common Stock do not have preemptive rights.

PREFERRED STOCK

            The Company is authorized to issue up to 10,000,000 shares of Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that could aversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company has no present intention to issue any shares of its Preferred Stock, and no shares of Preferred Stock are currently outstanding.

CERTAIN ANTI-TAKEOVER PROVISIONS

            The Company's Articles of Incorporation and Bylaws, along with savings bank regulations, include provisions that may have the effect of hindering or delaying a change in control of the Company or the sale of substantially all of the assets of the Company. These provisions include: (i) preferred stock as to which the Company's Board of Directors has the authority to issue additional series and to fix the rights, preferences and limitations thereof without shareholder approval and the availability for issuance of authorized but unissued Common Stock; (ii) no person or entity, individually or together with persons or entities acting in concert with such person or entity, may acquire the ownership, control, right to vote or right to acquire 10% or more of the Company's total outstanding Common Stock, without first complying with the requirements of HOLA; (iii) an affirmative vote of at least two-thirds of the capital stock then issued and outstanding and entitled to vote is required to approve the sale of all or substantially all of the assets of the Company; and (iv) an affirmative vote of at least two-thirds of the shares entitled to vote thereon is required to approve an amendment to the Company's Articles of Incorporation.

SECURITIES OF SUBSIDIARY TRUST

            In February 1998, the Company, through MB Capital I (the "Trust"), a wholly-owned subsidiary, completed the sale of $12 million of 8.75% Cumulative Trust Preferred Securities (the "Trust Preferred Securities"). The Trust was formed for the sole purpose of issuing the Trust Preferred Securities and investing the proceeds thereof into 8.75% Junior Subordinated Debentures (the "Debentures") which were issued by the Company and mature on February 9, 2028, which date may be shortened by the Company. The interest payable to the Trust by the Company on the Debentures funds the distributions payable to the holders of the Trust Preferred Securities.

            Holders of the Trust Preferred Securities are entitled to receive preferential cumulative cash distributions payable quarterly in arrears on the 15th day of January, April, July and October of each year (subject to possible deferral as described below) at the annual rate of 8.75% of the Liquidation Amount of $10 per Trust Preferred Security ("Distributions"). The Company has the right to defer payments of interest on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"), provided that no Extension Period may extend beyond the Stated Maturity of the Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Debentures are so deferred, Distributions on the Trust Preferred Securities will also be deferred and the Company will not be permitted, subject to certain exceptions, to declare or pay any cash distributions with respect to its capital stock or to make any payment with respect to its debt securities that rank pari passu with or junior to the Debentures. During an Extension Period, interest on the Debentures will continue to accrue (and the amount of Distributions to which holders of the Trust Preferred Securities are entitled will accumulate) at the rate of 8.75% per annum, compounded quarterly. Similar dividend restrictions apply if the Company is in default on the Debentures.

            The Company has, through a Guarantee and other documents, fully, irrevocably and unconditionally guaranteed, on a subordinated basis, all of the Trust's obligations under the Trust Preferred Securities. Under the Guarantee, the Company guarantees the payment of Distributions by the Trust and payments on liquidation of or redemption of the Trust Preferred Securities (subordinate to the right to payment of senior and subordinated debt of the Company) to the extent of funds held by the Trust. The Guarantee does not cover payment of Distributions when the Trust does not have sufficient funds to pay such Distributions. If the Company does not make required payments on the Debentures, in such event a holder of the Trust Preferred Securities may institute a legal proceeding directly against the Company to enforce payment of such Distributions to such holder. The obligations of the Company under the Guarantee and the Debentures are subordinate and junior in right of payment to all senior and subordinated Debt of the Company.

            The Trust Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the underlying Debentures at maturity or to the extent of their earlier redemption in an amount equal to the amount of Debentures maturing or being redeemed. The redemption price will equal the aggregate liquidation preference of the Trust Preferred Securities plus any accumulated and unpaid Distributions thereon to the date of redemption. The Debentures are redeemable prior to maturity at the option of the Company, subject to any required prior approval of the Federal Reserve, (i) on or after February 9, 2003, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), upon the occurrence and continuation of a certain tax or securities event, in each case at a redemption price equal to the accrued and unpaid interest on the Debentures to the date fixed for redemption, plus 100% of the principal amount thereof.

            The Company will have the right at any time to terminate the Trust and cause the Debentures to be distributed to the holders of the Trust Preferred Securities in liquidation of the Trust, subject to the Company having received prior approval of the Federal Reserve if required. The Debentures are unsecured and subordinated to all senior and subordinated debt, which essentially consists of all debt of the Company. The terms of the Debentures place no limitation on the amount of senior and subordinated debt that the Company can incur.

TRANSFER AGENT

            __________________ will act as transfer agent for the Company's Common Stock.

                         SHARES ELIGIBLE FOR FUTURE SALE

            Upon completion of the Offering, the Company will have 7,607,340 shares of Common Stock outstanding (or 7,799,840 shares of Common Stock if the Underwriters' over-allotment option is exercised in full). The shares of Common Stock sold in the Offering will be freely transferable without restriction under the Securities Act, by persons who are not deemed to be affiliates of the Company or acting as underwriters, as those terms are defined in the Securities Act. The remaining 5,907,340 shares of Common Stock held by existing shareholders are "restricted securities" within the meaning of Rule 144. Consequently, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144.

            In general, under Rule 144, as currently in effect, if at least one year has elapsed since shares of Common Stock that constitute restricted securities were last acquired from the Company or an affiliate of the Company, the holder is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the total shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. If at least two years have elapsed since the shares were last acquired from the Company or an affiliate, a person who has not been an affiliate of the Company at any time during the three months preceding the sale is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company.

            The Company, its directors and executive officers and certain other shareholders, who will hold an aggregate of 5,387,270 shares upon completion of the Offering, have agreed that they will not, with certain limited exceptions, issue, offer for sale, sell, transfer, grant options to purchase or otherwise dispose of any shares of Common Stock without the prior written consent of the Representative for a period of 180 days from the date of this Prospectus.

            Prior to the Offering, there was no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of Common Stock in the open market or the perception that such sales may occur could adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

            The Company and the Selling Shareholder have entered into an Underwriting Agreement (the "Underwriting Agreement") with the underwriters listed in the table below (referred to individually as "Underwriter" and collectively as "Underwriters"), for whom Howe Barnes Investments, Inc. is acting as representative (the "Representative"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Shareholder have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase from the Company and the Selling Shareholder, the number of shares of Common Stock set forth below opposite each Underwriter's name in the table below.

                        Underwriters                                    Number of Shares of Common Stock
                        ------------                                    --------------------------------

            Howe Barnes Investments, Inc.............................
                                                                                     ---------
                        Total                   .....................                1,450,000
                                                                                     =========

            Subject to the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to purchase all of the Common Stock being sold pursuant to the Underwriting Agreement if any is purchased (excluding shares covered by the over-allotment option granted therein). In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

            The Representative has advised the Company and the Selling Shareholder that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth in the cover page of this Prospectus and to selected dealers at such price less a concession of not more than $___ per share. Additionally, the Underwriters may allow, and such dealers may reallow, a concession not in excess of $___ per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

            The Company and the Selling Shareholder have granted to the Underwriters options, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 217,500 shares of Common Stock at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any of such additional shares pursuant to this option, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

            The initial public offering price of the shares of Common Stock will be determined by negotiation between the Company and the Representative. Among the factors to be considered in determining the initial public offering price are prevailing market and economic conditions, revenues and earnings of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

            The Representative has informed the Company that the Underwriters will not, without customer authority, confirm sales to any accounts over which they exercise discretionary authority.

            The Company and the Selling Shareholder have jointly and severally agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

            Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

            In addition, if the Representative over-allots (i.e., if it sells more shares of Common Stock than are set forth on the cover page of this Prospectus), and thereby creates a short position in the Common Stock in connection with the Offering, the Representative may reduce that short position by purchasing Common Stock in the open market. The Representative also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

            The Representative also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

            In general, purchases of the Common Stock for the purpose of stabilization or to reduce a syndicate short position could cause the price of the Common Stock to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of the Common Stock to the extent that it were to discourage resales of the security by purchasers in the Offering.

            Certain of the Underwriters acting as market makers for the Common Stock may engage in passive market making in the Common Stock on the Nasdaq National Market(R) in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Subject to certain conditions, Rule 103 permits underwriters participating in a distribution to engage in limited market making transactions during the period when Regulation M would otherwise prohibit such activity. Rule 103 generally prohibits underwriters engaged in passive market making activities from entering a bid or effecting a purchase at a price which exceeds the highest bid by a market maker not participating in the distribution. Rule 103 also limits the volume of purchases which may be made by an underwriter in passive market making activities. Subject to these limitations, certain Underwriters and other members of the selling group intend to engage in passive market making in the Common Stock.

            None of the Company, the Selling Shareholder nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, none of the Company, the Selling Shareholder nor any of the Underwriters makes any representation that the

Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                  LEGAL MATTERS

            The validity of the Common Stock offered hereby will be passed upon for the Company by Jones & Keller, P.C., Denver, Colorado. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Chapman and Cutler, Chicago, Illinois.

                                     EXPERTS

            The Consolidated Financial Statements of the Company as of December 31, 1997 and for each of the years in the two-year period ended December 31, 1997 have been included and incorporated herein by reference in reliance upon the report of Fortner, Bayens, Levkulich & Co., P.C., independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

            The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission") . Such reports and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and are also available for inspection and copying at the regional offices of the Commission located at 500 West Madison Street, Suite 140, Chicago, Illinois 60661 and at 75 Park Place, New York, New York 10007. Copies of such information can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a worldwide web site that contains reports, proxy and information statements and other information. The address of the site is http://www.sec.com.

            The Company has filed with the Commission a Registration Statement on Form SB-2 (the "Registration Statement") (which term shall encompass all amendments, exhibits and schedules thereto) under the Securities Act of 1933, as amended, with respect to the securities being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the office of the Commission in Washington, D.C. without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

                          INDEX TO FINANCIAL STATEMENTS




Independent Auditors' Report...............................................................................F-2

Consolidated Balance Sheets................................................................................F-3

Consolidated Statements of Income..........................................................................F-4

Consolidated Statements of Comprehensive Income............................................................F-5

Consolidated Statement of Shareholders' Equity.............................................................F-6

Consolidated Statements of Cash Flows......................................................................F-7

Notes to Consolidated Financial Statements ................................................................F-8

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
MegaBank Financial Corporation
Englewood, Colorado

     We have audited the consolidated balance sheet of MegaBank Financial Corporation and Subsidiary as of December 31, 1997 and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MegaBank Financial Corporation and Subsidiary at December 31, 1997 and the consolidated results of their operations and consolidated cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                   /s/ FORTNER, BAYENS, LEVKULICH AND CO., P.C.

Denver, Colorado
February 11, 1998 (except for note Q, as to which the date is September 1, 1998)

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)


                                                                JUNE 30,     DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
                                                              (UNAUDITED)
                         ASSETS
Cash and due from banks.....................................    $ 10,540       $  9,910
Interest-bearing deposits...................................         582          1,470
Federal funds sold..........................................      16,915          1,775
Investment securities available for sale....................      16,212         13,999
Loans.......................................................     147,416        126,087
Less allowance for loan losses..............................      (2,306)        (2,083)
                                                                --------       --------
                                                                 145,110        124,004
Bank premises, leasehold improvements and equipment, net....       7,349          4,799
Accrued interest receivable.................................       1,043            898
Deferred tax asset..........................................         683            636
Trust preferred securities issuance costs, net..............         740            255
Other.......................................................         219            134
                                                                --------       --------
                                                                $199,393       $157,880
                                                                ========       ========

             LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Deposits
     Demand, non-interest bearing...........................    $ 53,305       $ 42,515
     Demand, interest bearing...............................      71,641         56,339
     Savings................................................       5,477          4,562
     Time, $100,000 and over................................      10,078         10,141
     Other time.............................................      31,233         28,321
                                                                --------       --------
                                                                 171,734        141,878
  Federal Home Loan Bank borrowings.........................          --          1,423
  Securities sold under agreements to repurchase............       1,253             --
  Income taxes payable......................................         188            132
  Accrued interest payable..................................         372            152
  Note payable..............................................          --          2,000
  Other.....................................................         532            717
                                                                --------       --------
          Total liabilities.................................     174,079        146,302
Company obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely Junior
  Subordinated Debentures...................................      12,000             --
Commitments (notes I, J, and L)
Shareholders' equity
  Preferred stock; no par value, 10,000,000 shares
     authorized, none issued................................          --             --
  Common stock; no par value, 50,000,000 shares authorized,
     6,407,340 shares issued and outstanding (note Q).......       1,961          1,961
  Retained earnings.........................................      11,293          9,578
  Accumulated other comprehensive income....................          60             39
                                                                --------       --------
                                                                  13,314         11,578
                                                                --------       --------
                                                                $199,393       $157,880
                                                                ========       ========

        The accompanying notes are an integral part of these statements.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  SIX MONTHS ENDED             YEARS ENDED
                                                      JUNE 30,                DECEMBER 31,
                                               -----------------------   -----------------------
                                                  1998         1997         1997         1996
                                               ----------   ----------   ----------   ----------
                                                     (UNAUDITED)
Interest income
  Loans, including fees......................  $    8,282   $    6,406   $   13,806   $   10,410
  Taxable investment securities..............         184          150          286          487
  Nontaxable investment securities...........         374          276          592          247
  Funds sold.................................         307          310          636          180
  Other interest.............................          46            3           63           35
                                               ----------   ----------   ----------   ----------
          Total interest income..............       9,193        7,145       15,383       11,359
Interest expense
  Deposits...................................       2,665        2,159        4,635        2,794
  Borrowed funds.............................          84           94          152           97
  Trust preferred securities.................         418           --           --           --
  Notes payable..............................          19           91          179          240
                                               ----------   ----------   ----------   ----------
          Total interest expense.............       3,186        2,344        4,966        3,131
                                               ----------   ----------   ----------   ----------
          Net interest income................       6,007        4,801       10,417        8,228
Provision for loan losses....................         220          250          880          457
                                               ----------   ----------   ----------   ----------
Net interest income after provision for loan
  losses.....................................       5,787        4,551        9,537        7,771
Other income
  Service charges on deposit accounts........         249          169          335          325
  Payroll services...........................          --           --           --          233
  Gain on sale of investment securities......          25           --          341           --
  Other income...............................         188          159          320          403
                                               ----------   ----------   ----------   ----------
          Total other income.................         462          328          996          961
Other expenses
  Salaries and employee benefits.............       1,904        1,432        3,135        2,261
  Occupancy expenses of premises.............         387          318          708          642
  Furniture and equipment expense............         229          128          342          298
  Payroll services...........................          --           --           --          384
  Other expenses.............................       1,180        1,090        2,242        1,374
                                               ----------   ----------   ----------   ----------
          Total other expenses...............       3,700        2,968        6,427        4,959
                                               ----------   ----------   ----------   ----------
          Income before income taxes.........       2,549        1,911        4,106        3,773
Income tax expense...........................         834          653        1,272        1,353
                                               ----------   ----------   ----------   ----------
NET INCOME...................................  $    1,715   $    1,258   $    2,834   $    2,420
                                               ==========   ==========   ==========   ==========
Income per share
  Basic and diluted earnings per share.......  $     0.27   $     0.20   $     0.44   $     0.38
                                               ==========   ==========   ==========   ==========
  Weighted average and common shares
     outstanding (note Q)....................   6,407,340    6,407,340    6,407,340    6,407,340
                                               ==========   ==========   ==========   ==========

        The accompanying notes are an integral part of these statements.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                             (AMOUNTS IN THOUSANDS)

                                                             SIX MONTHS ENDED      YEARS ENDED
                                                                 JUNE 30,         DECEMBER 31,
                                                             -----------------   ---------------
                                                              1998      1997      1997     1996
                                                             -------   -------   ------   ------
                                                                (UNAUDITED)
Net income.................................................  $1,715    $1,258    $2,834   $2,420
Other comprehensive income, net of tax:
  Unrealized gains (losses) on investment securities
     available for sale....................................      21        (2)      (83)      14
                                                             ------    ------    ------   ------
Other comprehensive income (loss)..........................      21        (2)      (83)      14
                                                             ------    ------    ------   ------
Comprehensive income.......................................  $1,736    $1,256    $2,751   $2,434
                                                             ======    ======    ======   ======

        The accompanying notes are an integral part of these statements.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                       TWO YEARS ENDED DECEMBER 31, 1997
                 AND SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                                          ACCUMULATED
                                                                             OTHER
                                                     COMMON   RETAINED   COMPREHENSIVE
                                                     STOCK    EARNINGS       INCOME        TOTAL
                                                     ------   --------   --------------   -------
Balance at January 1, 1996.........................  $1,961   $ 4,324         $108        $ 6,393
Comprehensive income
  Net income.......................................     --      2,420           --          2,420
  Other comprehensive income.......................     --         --           14             14
                                                     ------   -------         ----        -------
Balance at December 31, 1996.......................  1,961      6,744          122          8,827
Comprehensive income
  Net income.......................................     --      2,834           --          2,834
  Other comprehensive income (loss)................     --         --          (83)           (83)
                                                     ------   -------         ----        -------
Balance at December 31, 1997.......................  1,961      9,578           39         11,578
Comprehensive income
  Net income.......................................     --      1,715           --          1,715
  Other comprehensive income.......................     --         --           21             21
                                                     ------   -------         ----        -------
Balance at June 30, 1998 (unaudited)...............  $1,961   $11,293         $ 60        $13,314
                                                     ======   =======         ====        =======

        The accompanying notes are an integral part of these statements.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                      SIX MONTHS ENDED         YEARS ENDED
                                                          JUNE 30,            DECEMBER 31,
                                                     -------------------   -------------------
                                                       1998       1997       1997       1996
                                                     --------   --------   --------   --------
                                                         (UNAUDITED)
Cash flows from operating activities
  Net income.......................................  $  1,715   $  1,258   $  2,834   $  2,420
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Provision for loan losses.....................       220        250        880        457
     Depreciation and amortization of fixed
       assets......................................       233        114        325        238
     Amortization of preferred securities issuance
       costs.......................................        10         --         --         --
     Net discount accretion on investment
       securities..................................       (12)       (11)       (29)       (20)
     Stock dividend................................       (14)       (10)       (16)       (15)
     Gain on sale of investment securities
       available for sale..........................       (25)        --       (341)        --
     Deferred income taxes.........................       (65)       (64)      (336)       (78)
  Changes in deferrals and accruals
     Accrued interest receivable...................      (145)      (129)      (217)       (76)
     Accrued interest payable......................       220         44         46         (1)
     Other, net....................................      (214)       226        723        237
                                                     --------   --------   --------   --------
          Net cash provided by operating
            activities.............................     1,923      1,678      3,869      3,162
Cash flows from investing activities
  Net (increase) decrease in federal funds sold....   (15,140)   (13,125)      (990)    11,985
  Net (increase) decrease in interest-bearing
     deposits......................................       888     (1,133)    (1,470)        --
  Purchase of securities available for sale........    (3,479)      (534)    (6,214)    (6,676)
  Proceeds from maturities of securities available
     for sale......................................       750      2,000      3,160      2,550
  Proceeds from maturities of securities held to
     maturity......................................        --         --         --        550
  Proceeds from sales of securities available for
     sale..........................................       606         --        495         --
  Net increase in loans............................   (21,326)   (14,190)   (31,061)   (26,195)
  Expenditures for bank premises and equipment.....    (2,783)    (1,192)    (2,494)    (1,623)
                                                     --------   --------   --------   --------
          Net cash used in investing activities....   (40,484)   (28,174)   (38,574)   (19,409)
Cash flows from financing activities
  Net increase in deposits.........................    29,856     30,363     37,217     14,469
  Trust preferred securities issuance costs........      (495)        --       (255)        --
  Increase (decrease) in Federal Home Loan Bank
     borrowings....................................    (1,423)      (484)      (849)     2,272
  Increase (decrease) in securities sold under
     repurchase agreements.........................     1,253         --         --         --
  Proceeds from issuance of trust preferred
     securities....................................    12,000         --         --         --
  Principal payments on notes payable..............    (2,000)      (628)      (628)      (735)
                                                     --------   --------   --------   --------
          Net cash provided by financing
            activities.............................    39,191     29,251     35,485     16,006
                                                     --------   --------   --------   --------
Net increase (decrease) in cash and due from
  banks............................................       630      2,755        780       (241)
Cash and due from banks at beginning of period.....     9,910      9,130      9,130      9,371
                                                     --------   --------   --------   --------
Cash and due from banks at end of period...........  $ 10,540   $ 11,885   $  9,910   $  9,130
                                                     ========   ========   ========   ========
Supplemental disclosures of cash flow information
  Cash paid during the period for:
     Interest expense..............................  $  2,955   $  2,301   $  4,920   $  3,077
     Income taxes..................................       854        746      1,499      1,433
  Noncash transaction:
     Note receivable exchanged for extinguishment
       of note payable.............................  $     --   $     --   $     --   $  1,700

        The accompanying notes are an integral part of these statements

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

NATURE OF OPERATIONS

     MegaBank Financial Corporation ("the Company") owns the shares of and acts as parent holding company for MegaBank ("the Bank"). The Bank provides a full range of banking services to individual and corporate customers principally in the Denver metropolitan area. A majority of the Bank's loans are related to real estate (principally residential construction) and commercial activities. The Bank is subject to competition from other financial institutions for loans and deposit accounts. The Bank is also subject to regulation by certain governmental agencies and undergoes periodic examinations by those regulatory agencies. In connection with an offering of Cumulative Trust Preferred Securities in 1998, the Company formed MB Capital I, which is treated as a wholly-owned subsidiary of the Company.

BASIS OF FINANCIAL STATEMENT PRESENTATION

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

     Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties and assesses estimated future cash flows from borrowers' operations and the liquidation of loan collateral.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize loan losses, changes in economic conditions may necessitate revisions in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, MegaBank and, in 1998, MB Capital I. All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

INTERIM FINANCIAL INFORMATION (UNAUDITED)

     The unaudited interim financial statements have been prepared in conformity with generally accepted accounting principles and include all adjustments which are, in the opinion of management, normal and recurring in nature and necessary to a fair presentation of the interim periods presented. Results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year.

INVESTMENT SECURITIES

     Management determines the classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Bank has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

     Debt securities not classified as held to maturity are classified as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of retained earnings in shareholders' equity.

     The amortized cost of debt securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts to maturity or, in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included as an adjustment to interest income from investments. Realized gains and losses and declines in value judged to be other-than-temporary are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

LOANS

     Loans are reported at the principal amount outstanding, net of loan fees and the allowance for credit losses. Interest on loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

     Loan fees which represent an adjustment to interest yield are deferred and amortized over the estimated life of the loan. Most of the loans originated by the Company are short-term.

     Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgement of management, the loans are estimated to be fully collectible as to both principal and interest.

     Renegotiated loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans, leases and commitments to extend credit, based on evaluations of the collectibility and prior loss experience of loans, leases and commitments to extend credit. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

     Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     Leasehold improvements and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on the straight-line method.

TRUST PREFERRED SECURITIES ISSUANCE COSTS

     Direct costs incurred in connection with the issuance of Trust Preferred Securities have been capitalized. These costs are amortized on a straight-line basis through the maturity date of the securities.

INCOME TAXES

     Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

STATEMENT OF CASH FLOWS

     For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as those amounts included in the balance sheet caption "Cash and Due from Banks".

PER SHARE COMPUTATIONS

     Basic earnings per share is based on the weighted average number of common shares outstanding during each year. Share amounts have been adjusted to reflect a planned thirty-for-one common stock split. The Company had no material dilutive-potential common shares and therefore has not presented per share earnings data on a diluted basis.

STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25) and related interpretations in accounting for any stock options issued to employees. Under APB 25, no compensation expense is recorded for any stock options for which the exercise price equals the market price of the underlying stock on the date of the grant. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123).

ACCOUNTING CHANGES

  Comprehensive Income

     The Company adopted Financial Accounting Standards Board No. 130, Reporting Comprehensive Income, (SFAS No. 130), effective January 1, 1998. SFAS No. 130 establishes standards for reporting comprehensive income and its components (revenues, expenses, gains, and losses). Components of comprehensive income are net income and all other non-owner changes in equity. The statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

     The Company has disclosed comprehensive income in a separate income statement.

     The only component of comprehensive income consists of unrealized holding gains and losses on available for sale investment securities.

  Operating Segments

     The Company adopted Financial Accounting Standards Board Statement No. 131, Disclosures About Segments of an Enterprise and Related Information, (SFAS No.
131) effective January 1, 1998. This statement establishes standards for reporting information about segments in annual and interim financial statements. SFAS No. 131 introduces a new model for segment reporting called the "management approach". The management approach is based on the way the chief operating decision-maker organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any other in which management disaggregates a company. Based on the "management approach" model, the Company has determined that its business is comprised of a single operating segment and that SFAS No. 131 therefore has no impact on its financial statements.

NOTE B -- INVESTMENT SECURITIES

     At December 31, 1997, the Company had securities with the following amortized cost and estimated fair market values (in thousands):

                                                            GROSS        GROSS      ESTIMATED
                                              AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                COST        GAINS        LOSSES       VALUE
                                              ---------   ----------   ----------   ---------
Securities available for sale
  U.S. Treasury securities..................   $ 4,734       $40          $ --       $ 4,774
  State and political subdivisions..........     8,371        34            (2)        8,403
  Federal Home Loan Bank stock..............       368        --            --           368
  Corporate equity securities...............       466        --           (12)          454
                                               -------       ---          ----       -------
                                               $13,939       $74          $(14)      $13,999
                                               =======       ===          ====       =======

     The amortized cost and estimated market value of debt securities at December 31, 1997 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

                                                              AMORTIZED   MARKET
                                                                COST       VALUE
                                                              ---------   -------
Due in one year or less.....................................   $ 1,241    $ 1,244
Due after one year through five years.......................     3,494      3,531
Due after five years through ten years......................       715        717
Due after ten years.........................................     7,655      7,685
                                                               -------    -------
                                                               $13,105    $13,177
                                                               =======    =======

     Securities included in the accompanying balance sheet at December 31, 1997 with a carrying amount of $6,120,000 have been pledged as collateral for public deposits and for other purposes as required or permitted by law.

     Available for sale securities were sold in 1997 for a gross gain of $341,000.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

NOTE C -- LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

     The components of the loan portfolio are summarized as follows (in thousands):

                                                               JUNE 30,      DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
Construction...............................................    $ 92,723        $ 88,825
Commercial.................................................      49,442          33,530
Installment and other......................................       6,711           4,710
                                                               --------        --------
                                                                148,876         127,065
Less unearned loan fees....................................      (1,460)           (978)
                                                               --------        --------
                                                               $147,416        $126,087
                                                               ========        ========

     Transactions in the allowance for loan losses are as follows (in thousands):

                                                                           YEARS ENDED
                                                                          DECEMBER 31,
                                                      SIX MONTHS ENDED   ---------------
                                                       JUNE 30, 1998      1997     1996
                                                      ----------------   ------   ------
                                                        (UNAUDITED)
Balance at beginning of period......................       $2,083        $1,150   $  759
Provision for loan losses...........................          220           880      457
Recoveries..........................................            6            62       13
Loans charged off...................................           (3)           (9)     (79)
                                                           ------        ------   ------
Balance at end of period............................       $2,306        $2,083   $1,150
                                                           ======        ======   ======

     There were no accruing loans having payments delinquent more than ninety days at December 31, 1997 and 1996.

     Loans on which the accrual of interest has been discontinued or reduced amounted to $1,604,000 and $14,000 at December 31, 1997 and 1996, respectively. No component of the allowance for loan losses was specifically allocated to these loans.

     Unaudited data as of June 30, 1998, follows:

Outstanding principal balance of accruing loans having
  payments delinquent more than 90 days.....................   $       --
Loans on which the accrual of interest has been
  discontinued..............................................    1,371,000

     Substantially all of the balances of nonaccrual loans as of June 30, 1998 and December 31, 1997, relate to one borrower.

     No loans were transferred to foreclosed real estate in 1998, 1997 or 1996.

     The Company is not committed to lend funds to debtors whose loans have been modified.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

NOTE D -- BANK PREMISES, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

     At December 31, 1997, bank premises, leasehold improvements and equipment, less accumulated depreciation and amortization, consisted of the following (in thousands):

Buildings and improvements................................   $ 2,216
Leasehold improvements....................................       383
Equipment.................................................     2,223
Land......................................................     1,137
                                                             -------
                                                               5,959
Less accumulated depreciation and amortization............    (1,160)
                                                             -------
                                                             $ 4,799
                                                             =======

NOTE E -- DEPOSITS

     At December 31, 1997, the scheduled maturities of certificates of deposit are as follows (in thousands):

1998......................................................   $23,680
1999......................................................     8,829
2000......................................................     2,793
2001......................................................     1,615
2002......................................................       136
Thereafter................................................     1,409
                                                             -------
                                                             $38,462
                                                             =======

NOTE F -- FEDERAL HOME LOAN BANK BORROWINGS

     As of December 31, 1997, the Bank had $1,423,000 in Federal Home Loan Bank borrowings. The advances outstanding at December 31, 1997 are as follows (in thousands):

                                                              INTEREST
AMOUNT                                                          RATE
------                                                        --------
$  506.....................................................      6.90%
   102.....................................................      6.87
   439.....................................................      6.81
   100.....................................................      6.76
   176.....................................................      6.72
   100.....................................................      6.58
$1,423

     The Bank has a blanket pledge agreement with the FHLB of Topeka collateralizing the above advances.

     Maturities of the aforementioned borrowings are as follows (in thousands):

1998.......................................................   $  176
1999.......................................................    1,247
                                                              ------
                                                              $1,423
                                                              ======

     These borrowings were repaid in 1998.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

NOTE G -- NOTE PAYABLE

     At December 31, 1997, the Company has a note payable to Wells Fargo Bank for $2,000,000. This loan was repaid in February 1998 from proceeds of the Company's Cumulative Trust Preferred Securities Offering.

NOTE H -- COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES

     In February 1998, MB Capital I, a special-purpose wholly-owned Delaware trust subsidiary of the Company, completed an offering of 1,200,000 shares (issue price of $10 per share) totaling $12.0 million of fixed-rate 8.75% Cumulative Trust Preferred Securities (Preferred Securities), which are guaranteed by the Company. MB Capital I invested the total proceeds it received in 8.75% Junior Subordinated Deferrable Interest Debentures (Debentures) issued by the Company. Interest paid on the Debentures will be distributed to the holders of the Preferred Securities. As a result, under current tax law, distributions to the holders of the Preferred Securities will be tax deductible by the Company. Distributions payable on the Preferred Securities are recorded as interest expense in the consolidated statements of income. These Debentures are unsecured and rank junior and are subordinate in right of payment to all senior debt of the Company.

     The distribution rate payable on the Preferred Securities is cumulative and payable quarterly in arrears commencing on April 15, 1998. The Company has the right, subject to events of default, to defer payments of interest on the Debentures at any time by extending the interest payment period for a period not exceeding 20 consecutive quarters with respect to each deferral period, provided that no extension period may extend beyond the redemption or maturity date of the Debentures. The Preferred Securities are subject to mandatory redemption upon repayment of the Debentures. The Debentures mature on February 9, 2028, which may be shortened to not earlier than February 9, 2003, if certain conditions are met, or at any time upon the occurrence and continuation of certain changes in either the tax treatment or the capital treatment of MB Capital I, the Debentures or the Preferred Securities. The Company has the right to terminate MB Capital I and cause the Debentures to be distributed to the holders of the Capital Securities in liquidation of such trust, all subject to the Company having received prior approval of the Office of Thrift Supervision, if required.

NOTE I -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and stand-by letters of credit.

     Those instruments involve, to a varying degree, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Company's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and stand-by letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                                               JUNE 30,     DECEMBER 31,
                                                                 1998           1997
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                    (IN THOUSANDS)
Financial instruments whose contract amounts represent
  credit risk
  Commitments to extend credit..............................    $78,791       $51,758
  Stand-by letters of credit................................      6,396         9,277

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon or be participated to other financial institutions, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis.

     The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

     Stand-by letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

NOTE J -- LEASE COMMITMENTS

     Future minimum rental and lease payments under noncancellable operating leases for premises, expiring at various dates through 2006 are as follows (in thousands):

YEAR ENDING
DECEMBER 31,
------------
   1998.....................................................   $  403
   1999.....................................................      361
   2000.....................................................      359
   2001.....................................................      353
   2002.....................................................      353
Thereafter..................................................    1,121
                                                               ------
                                                               $2,950
                                                               ======

     Total lease expense for all operating leases was $436,000 and $382,000 for the years ended December 31, 1997 and 1996, respectively.

NOTE K -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                       1997     1996
                                                      ------   ------
                                                      (IN THOUSANDS)
Current
  Federal...........................................  $1,406   $1,262
  State.............................................     202      169
                                                      ------   ------
                                                       1,608    1,431
Deferred
  Federal...........................................    (299)     (74)
  State.............................................     (37)      (4)
                                                      ------   ------
                                                        (336)     (78)
                                                      ------   ------
                                                      $1,272   $1,353
                                                      ======   ======

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

     The effective income tax rate varies from the statutory federal rate because of several factors, the most significant being nontaxable interest income earned on obligations of state and municipalities. The following table reconciles the Company's effective tax rate to the statutory federal rate.

                                                         1997                       1996
                                               ------------------------   ------------------------
                                                   AMOUNT       PERCENT       AMOUNT       PERCENT
                                               --------------   -------   --------------   -------
                                               (IN THOUSANDS)             (IN THOUSANDS)
Tax expense at statutory rate................      $1,396        34.0%        $1,283        34.0%
Increase (decrease) in taxes due to:
  Tax exempt municipal interest..............        (187)       (4.5)           (84)       (2.2)
  State tax, net of federal tax effect.......         122         3.0            109         2.9
  Other......................................         (59)       (1.5)            45         1.2
                                                   ------        ----         ------        ----
          Total provision for income taxes...      $1,272        31.0%        $1,353        35.9%
                                                   ======        ====         ======        ====

     Deferred tax assets and liabilities are recorded based on the differences between financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. Timing differences in the recognition of revenue and expense for tax and financial reporting purposes resulted in a deferred tax asset as of December 31, 1997 as follows (in thousands):

Deferred tax assets
  Provision for loan losses.................................   $686
  Recognition of loan fees..................................     37
  Other.....................................................      7
                                                               ----
          Total deferred tax assets.........................    730
Deferred tax liabilities
  Depreciation..............................................    (68)
  Market value adjustment to investment securities available
     for sale...............................................    (20)
  Other.....................................................     (6)
                                                               ----
          Total deferred tax liabilities....................    (94)
                                                               ----
          Net deferred tax asset............................   $636
                                                               ====

NOTE L -- RELATED PARTY TRANSACTIONS

     The Bank has entered into certain loan participations with First State Bank of Hotchkiss, a financial institution related through common ownership. Approximate loan principal balances outstanding under these participations are summarized as follows (in thousands):

                                                                         DECEMBER 31,
                                                          JUNE 30,     ----------------
                                                            1998        1997     1996
                                                         -----------   ------   -------
                                                         (UNAUDITED)
Participations sold....................................    $10,072     $8,227   $10,916
Participations purchased...............................      1,471      3,459       250

     The Bank has also sold loan participations to other related parties (shareholders, directors, family members, businesses related through common ownership). At December 31, 1997 and 1996, the participations sold to related parties were approximately $2,391,000 and $7,882,000, respectively. As of June 30, 1998, participations sold to related parties were approximately $3,470,000.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

     The following is an analysis of loans that were made to shareholders, directors and executive officers of the Company, and to corporations and others associated with those individuals (in thousands):

Balance at January 1, 1997.................................  $ 1,062
New loans..................................................    1,299
Repayments.................................................   (1,831)
                                                             -------
Balance at December 31, 1997...............................  $   530
                                                             =======

     Certain officers, directors, and shareholders of the Company personally guaranteed the Company's note payable (note G). In return for the guarantee, the Company agreed to indemnify the guarantors for all liabilities, costs or expenses relating to the guarantee and to provide additional compensation to the guarantors. The additional compensation has consisted of an aggregate fee equal to 1.5% of the outstanding balance of the loan on each anniversary date plus a performance bonus based on earnings of the Bank as specified in the agreement. Total fees paid to the guarantors were $329,000 and $40,000 in 1997 and 1996, respectively.

     In March 1997, the Company entered into a consulting agreement with a company owned by an individual who is an officer, director and shareholder of the Company. Payments by the Company under the agreement are $5,000 per month. The term of the agreement is for one year, but automatically renews unless explicitly terminated by either party.

NOTE M -- EMPLOYEE BENEFITS

     The Bank has an IRA contribution plan available for all personnel who have been employed at least six months. If an employee contributes 2 1/2% of his or her salary to an IRA the Company will provide a contribution of up to two times the employee's contribution to an aggregate total of $2,000. Contributions in 1997 and 1996 were $32,000 and $29,000, respectively.

NOTE N -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. The Company operates as a going concern and except for its investment portfolio, no active market exists for its financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature and, therefore, the results may not be precise. The subjective factors include, among other things, estimates of cash flows, risk characteristics, credit quality and interest rates, all of which are subject to change. Since the fair value is estimated as of the balance sheet date, the amounts which will actually be realized or paid upon settlement or maturity of the various financial instruments could be significantly different.

CASH AND CASH EQUIVALENTS

     For these short-term instruments, the carrying amount approximates fair value.

INVESTMENTS

     For securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying amount of accrued interest receivable approximates its fair value.

LOANS

     The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

maturities. For variable rate loans, the carrying amount is a reasonable estimate of fair value. For loans where collection of principal is in doubt, an allowance for losses has been estimated. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

DEPOSITS

     The fair value of demand deposits, savings accounts, NOW accounts, and certain money market deposits is the amount payable on demand at the reporting date (i.e. their carrying amount). The fair value of fixed maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

SHORT-TERM BORROWINGS

     For short-term borrowings, the carrying amount is a reasonable estimate of fair value.

LONG-TERM BORROWINGS

     The fair value of long-term borrowings is estimated by discounting the future cash flows using the current rate at which a similar loan could be financed.

COMMITMENTS TO EXTEND CREDIT, STANDBY LETTERS OF CREDIT AND LINES OF CREDIT

     The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparts. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparts at the reporting date.

     The following table presents estimated fair values of the Company's financial instruments as of December 31, 1997:

                                                              CARRYING     FAIR
                                                               AMOUNT     VALUE
                                                              --------   --------
                                                                (IN THOUSANDS)
Financial assets
  Cash and due from banks...................................  $  9,910   $  9,910
  Interest-bearing deposits.................................     1,775      1,775
  Investment securities available for sale..................    13,999     13,999
  Loans, less allowance for loan losses.....................   124,004    123,926
  Accrued interest receivable...............................       898        898
Financial liabilities
  Deposits
     Non-interest bearing...................................  $ 42,515   $ 42,515
     Interest bearing.......................................    99,363     99,374
  Other borrowings..........................................     3,423      3,423
  Accrued interest payable..................................       152        152
  Unrecognized financial instruments (net of contract
     amount)
     Commitments to extend credit...........................  $ 51,452   $ 51,452
     Standby letters of credit..............................     9,277      9,277

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

NOTE O -- SHAREHOLDERS' EQUITY AND REGULATORY RESTRICTIONS

     The Company has a Stock Purchase Agreement with certain of its shareholders. This agreement, as amended and restated on December 4, 1997, provides that upon the death of the Company's Chairman of the Board of Directors, the shareholders will have the option to require the Company to purchase a pro rata portion of their shares of the Company's stock to the extent the Company receives proceeds from a life insurance policy on the life of the Chairman. These shareholders currently hold an aggregate of 3,285,300 shares of common stock (on a post-stock split basis). The agreement specifies that each year the shareholders are to determine the value of the stock for purposes of establishing the purchase price to be paid by the Company. If the shareholders do not determine a value, the value of the most recent determination will be used, subject to appropriate adjustment to reflect book value per share of the Company since the effective date of the last valuation. On February 19, 1998, the Board of Directors of the Company determined the value to be $4 per share (on a post-stock split basis). The Company has purchased a life insurance policy in the amount of $3,000,000 on the Chairman. Based on the current set value of the stock, a purchase of all of the shares of the shareholders who are a party to the agreement would be approximately $13.1 million. As described in note Q, the terms of this agreement were amended on September 1, 1998.

     Cash dividends paid to the Company by the Bank amounted to $1,000,000 and $950,000 in 1997 and 1996, respectively. The payment of dividends to the Company by the Bank is subject to various state and federal regulatory limitations.

     Effective January 15, 1998, the Company increased its authorized capital stock to 50 million shares of Common Stock and authorized 10 million shares of Preferred Stock. The increase was made to provide for possible future needs of the Company.

     The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

     The Company is adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, institutions must maintain minimum total risk-based, Tier 1 risk-based, and

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

Tier 1 leverage ratios as set forth in the table. Capital ratios as of December 31, 1997, presented on a consolidated basis, are as follows:

                                                                                            TO BE WELL
                                                                                         CAPITALIZED UNDER
                                                        FOR CAPITAL                      PROMPT CORRECTIVE
                                ACTUAL               ADEQUACY PURPOSES                   ACTION PROVISIONS
                            ---------------   -------------------------------     -------------------------------
                            AMOUNT    RATIO        AMOUNT            RATIO            AMOUNT            RATIO
                            -------   -----   ---------------     -----------     --------------     ------------
                                                          (AMOUNTS IN THOUSANDS)
Total capital to risk
  weighted assets.........  $13,226   9.7%    > or =  $10,864     > or = 8.0%     > or = $13,579     > or = 10.0%
Tier 1 capital to risk
  weighted assets.........   11,539   8.5     > or =    5,432     > or = 4.0      > or =   8,148     > or =  6.0
Tier 1 capital to average
  assets..................   11,539   7.2     > or =    6,371     > or = 4.0      > or =   7,964     > or =  5.0

     Unaudited capital ratios as of June 30, 1998, are as follows:

Total capital to risk-weighted assets.......................  16.53%
Tier 1 capital to risk-weighted assets......................  10.69%
Tier 1 capital to average assets............................   8.98%

     Trust Preferred Securities have been structured to qualify as Tier 1 capital of the Company for regulatory capital purposes. However, they cannot be used to constitute more than 25% of the Company's total Tier 1 capital. At June 30, 1998, $4.4 million of the $12 million in capital securities qualified as Tier 1 capital under capital guidelines of the Federal Reserve. The remaining $7.6 million qualified as Tier 2 capital.

     The Federal Reserve Board requires banks to maintain reserve balances composed of cash on hand and balances maintained at the Federal Reserve Bank. These reserve balances are based primarily on deposit levels and totaled approximately $271,000 at December 31, 1997.

NOTE P -- CONDENSED FINANCIAL STATEMENTS -- PARENT COMPANY ONLY

     The following presents the condensed balance sheets as of June 30, 1998 (unaudited) and December 31, 1997 and statements of income and of cash flows for the six months ended June 30, 1998 and 1997 (unaudited) and for each of the two years ended December 31, 1997 for MegaBank Financial Corporation.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

                         MEGABANK FINANCIAL CORPORATION

                                 BALANCE SHEETS


                                                               JUNE 30,     DECEMBER 31,
                                                                 1998           1997
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                (AMOUNTS IN THOUSANDS)
                          ASSETS
Cash and interest bearing deposits..........................    $   510       $   296
Investment securities available for sale....................      2,000           454
Investment in bank subsidiary...............................     20,854        12,626
Investment in trust subsidiary..............................        371            --
Investment in future bank premises..........................      1,247            --
Trust preferred securities issuance cost, net...............        740           255
Other assets................................................        232           277
                                                                -------       -------
          Total assets......................................    $25,954       $13,908
                                                                =======       =======

           LIABILITIES AND SHAREHOLDERS' EQUITY
Note payable................................................    $    --       $ 2,000
Accrued interest and other liabilities......................        269           330
Company obligated mandatorily redeemable preferred
  securities of subsidiary trust holding solely Junior
  Subordinated Debentures...................................     12,371            --
Shareholders' equity........................................     13,314        11,578
                                                                -------       -------
          Total liabilities and shareholders' equity........    $25,954       $13,908
                                                                =======       =======

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

                         MEGABANK FINANCIAL CORPORATION

                              STATEMENTS OF INCOME

                                                             SIX MONTHS ENDED      YEARS ENDED
                                                                 JUNE 30,         DECEMBER 31,
                                                             -----------------   ---------------
                                                              1998      1997      1997     1996
                                                             -------   -------   ------   ------
                                                                (UNAUDITED)
                                                                   (AMOUNTS IN THOUSANDS)
Income
  Dividends from bank subsidiary...........................  $   --    $1,000    $1,000   $  950
  Interest.................................................      40         3        12       32
  Rental income from subsidiary............................     203       148       341      263
  Other rental income......................................      51        91       137      206
  Gain on sale of investment securities available for
     sale..................................................      25        --       341       --
                                                             ------    ------    ------   ------
          Total income.....................................     319     1,242     1,831    1,451
Expenses
  Interest.................................................     450        92       179      240
  Occupancy and equipment expense..........................     184       177       362      360
  Other....................................................     452       363       463      203
                                                             ------    ------    ------   ------
          Total expenses...................................   1,086       632     1,004      803
                                                             ------    ------    ------   ------
Income (loss) before income taxes and equity in
  undistributed net income of subsidiaries.................    (767)      610       827      648
Income tax benefit.........................................     286       133        64      114
                                                             ------    ------    ------   ------
Income (loss) before undistributed net income of
  subsidiaries.............................................    (481)      743       891      762
Equity in undistributed net income of subsidiaries.........   2,196       515     1,943    1,658
                                                             ------    ------    ------   ------
Net income.................................................  $1,715    $1,258    $2,834   $2,420
                                                             ======    ======    ======   ======

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

                         MEGABANK FINANCIAL CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                          SIX MONTHS ENDED      YEARS ENDED
                                                              JUNE 30,         DECEMBER 31,
                                                          ----------------   -----------------
                                                           1998      1997     1997      1996
                                                          -------   ------   -------   -------
                                                            (UNAUDITED)
                                                                 (AMOUNTS IN THOUSANDS)
Cash flows from operating activities
Net income..............................................  $ 1,715   $1,258   $ 2,834   $ 2,420
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation.......................................        4        1         3         5
     Amortization of preferred securities issuance
       costs............................................       10       --        --        --
     Equity in undistributed net income of
       subsidiaries.....................................   (2,196)    (515)   (1,942)   (1,658)
     Gain on sale of investment securities available for
       sale.............................................      (25)      --      (341)       --
     (Increase) decrease in other assets................       51       (8)      (67)     (158)
     Increase (decrease) in accrued expenses and other
       liabilities......................................      (61)     (33)      268       (12)
                                                          -------   ------   -------   -------
          Net cash provided by (used in) operating
            activities..................................     (502)     703       755       597
Cash flows from investing activities
  Purchase of securities available for sale.............   (2,516)     (36)     (466)       --
  Proceeds for sales of securities available for sale...      606       --       495        --
  Investment in future bank premises....................   (1,250)      --        --        --
  Capital investment in bank subsidiary.................   (6,000)      --        --        --
                                                          -------   ------   -------   -------
          Net cash provided by (used in) investing
            activities..................................   (9,160)     (36)       29        --
Cash flows from financing activities
  Preferred securities issuance costs...................     (495)      --      (255)       --
  Principal payments on note payable....................   (2,000)    (500)     (500)     (656)
  Proceeds from issuance of preferred securities........   12,371       --        --        --
                                                          -------   ------   -------   -------
          Net cash provided by (used in) financing
            activities..................................    9,876     (500)     (755)     (656)
                                                          -------   ------   -------   -------
Net increase (decrease) in cash.........................      214      167        29       (59)
Cash, beginning of period...............................      296      267       267       326
                                                          -------   ------   -------   -------
Cash, end of period.....................................  $   510   $  434   $   296   $   267
                                                          =======   ======   =======   =======

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

NOTE Q -- SUBSEQUENT EVENTS (UNAUDITED)

STOCK SPLIT

     As part of its strategy in completing an initial public offering of common stock, the Company plans to effect a thirty-for-one stock split. Because a majority of the Board of Directors have advised the Company that they will vote in favor of this proposal, approval is reasonably assured. Accordingly, references in the accompanying financial statements to numbers of shares and per share amounts have been retroactively restated to reflect the stock split.

401(k) PLAN

     On May 21, 1998, the Board of Directors of the Bank approved the MegaBank 401(k) Savings Plan. The Plan is effective July 1, 1998. Employees who have completed one year of service, and meet other conditions, are eligible for the Plan. The Bank will match 50% of the first 6% of compensation which employees contribute to the Plan. The Bank's contributions to the Plan vest ratably over six years. The Plan replaces the existing IRA contribution plan.

CHARTER CONVERSION

     The Company has applied to the Office of Thrift Supervision, Department of Treasury, to change its status to a savings and loan holding company within the meaning of the Home Owners' Loan Act of 1933 ("HOLA"), as amended. Under the proposal, the Company will be registered with the Office of Thrift Supervision ("OTS") and subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the Bank has applied to the Office of Thrift Supervision to convert the Bank's charter from a state-chartered stock institution to a federal stock savings bank. Management believes that the Bank's balance sheet is currently more reflective of a thrift than a commercial bank, and that the flexibilities and opportunities with a thrift charter are more in line with the long range plans of the Bank than those that are available under its present charter. The Office of Thrift Supervision approved the applications. The Company effected both of the conversions on September 1, 1998. In connection with its charter conversion, the Bank changed its name from MegaBank of Arapahoe to MegaBank.

STOCK INCENTIVE PLAN

     In August 1998, the Company adopted the 1998 Long-Term Incentive Plan (the "Incentive Plan"). The purpose of the Incentive Plan is to provide continuing incentives to the Company's and its subsidiaries' key employees, which may include officers and members of the Board of Directors. The Incentive Plan provides for an authorization of 500,000 shares of common stock for issuance thereunder. Under the Incentive Plan, the Company may grant to participants awards of stock options, restricted stock, stock appreciation rights, performance shares or any combination thereof.

     The Incentive Plan is to be administered by the Board of Directors or a Compensation Committee of the Board of Directors composed of at least two non-employee members. Subject to the terms of the Incentive Plan, the Board or Compensation Committee determines, among other matters, the persons to whom awards are granted and the terms of the awards.

     Under the stock option component of the Incentive Plan, the Company may grant both incentive stock options ("incentive stock options") intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and options which are not qualified as incentive stock options. Incentive stock options may not be granted at an exercise price of less than the fair market value of the common stock on the date of grant, while non-qualified stock options may be granted at any exercise price. The exercise price may be paid in cash, in shares of common stock (valued at fair market value at the date of exercise) or by a combination of such means of payment, as may be determined by the Board or Compensation Committee.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

     Under the restricted component of the Incentive Plan, the Company may award shares of restricted stock upon payment of consideration as determined by the Board or Compensation Committee. Upon the award, a restriction period (not to exceed ten years) and/or performance goals may be set. Subject to the terms of each individual award, a restricted stock award is forfeited upon termination of employment by the recipient during the restriction period and any consideration paid by the participant is returned.

     An award of a stock appreciation right allows a recipient to receive a cash payment or shares of common stock to the extent of any appreciation in the book value or the fair market value of the common stock of the Company over a specified period of time. Stock appreciation rights may also be awarded in tandem with stock options, and recipients of such tandem awards may elect to exercise the award as a stock option or as a stock appreciation right.

     Under the performance share component of the Incentive Plan, recipients are awarded a specified number of shares of common stock of the Company subject to the recipient or the Company attaining specified performance goals as the Board or Compensation Committee may determine. The Board or Compensation Committee, under certain circumstances, may waive or modify performance criteria on existing performance share awards.

     The Incentive Plan will be discontinued in the event of the dissolution or liquidation of the Company or in the event of a reorganization (such as a merger, consolidation, or sale of substantially all of the assets of the Company) in which the Company is not the surviving or acquiring company, or in which the Company is or becomes a wholly-owned subsidiary of another company after the effective date of the reorganization and no plan or agreement respecting the reorganization is established which specifically provides for the continuation of the Incentive Plan and the change, conversion, or exchange of the common stock relating to existing awards under the Incentive Plan for securities of another corporation. Upon the dissolution of the Incentive Plan, all awards will become fully vested and all outstanding options and stock appreciation rights will become immediately exercisable by the holder thereof.

     On September 1, 1998, the Company granted and issued options to purchase up to 108,500 shares of common stock (on a post-stock split basis) to directors and employees of the Company, exercisable as follows:

OPTIONS                                                   EXERCISE PRICE
GRANTED                                                     PER SHARE
-------                                                   --------------
58,500.................................................        $10
50,000.................................................         11

     Of the 108,500 options issued, 15,000 were nonqualified stock options and 93,500 were incentive stock options. Options must be exercised within a ten-year period. Options to purchase shares of common stock are exercisable as follows:

                                                            EXERCISABLE
ON OR AFTER                                                   OPTIONS
-----------                                                 -----------
September 1, 2000........................................      21,700
September 1, 2001........................................      32,550
September 1, 2002........................................      54,250
                                                              -------
                                                              108,500
                                                              =======

     The effect of these options for the determination of diluted earnings per share for each of the periods, computed under the "treasury-stock" method, is immaterial.

                MEGABANK FINANCIAL CORPORATION AND SUBSIDIARIES

  (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998 IS UNAUDITED)

AMENDMENT OF STOCK PURCHASE AGREEMENT

     The terms of the Company's Stock Purchase Agreement are described in note
O. On September 1, 1998, the method of determining the purchase price to be paid by the Company in the event of the death of the Company's Chairman of the Board of Directors was amended. Under the amendment, the purchase price of the common stock would be based on the greater of 80% of its average closing bid price on any recognized quotation system for a designated period or its appraised value.

================================================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                 ---------------

                                TABLE OF CONTENTS


                                                             PAGE
                                                             ----
Prospectus Summary........................................    4
Selected Consolidated Financial
 Data.....................................................    6
Risk Factors..............................................    8
Use of Proceeds...........................................   14
Dividend Policy...........................................   15
Dilution..................................................   16
Capitalization............................................   17
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations................................   18
Business .................................................   38
Management................................................   44
Related Party Transactions................................   49
Principal and Selling Shareholders........................   51
Supervision and Regulation................................   52
Description of Capital Stock..............................   62
Shares Eligible for Future Sale...........................   65
Underwriting..............................................   66
Legal Matters.............................................   68
Experts...................................................   68
Available Information.....................................   68
Index to Financial Statements.............................  F-1

================================================================================


================================================================================




                                1,450,000 SHARES


                               MEGABANK FINANCIAL
                                   CORPORATION


                                  COMMON STOCK



                                 ---------------

                                    MEGABANK
                                     [LOGO]

                                 ---------------




                                 ---------------

                                   PROSPECTUS

                                 ---------------




                          HOWE BARNES INVESTMENTS, INC.



                                __________, 1998

================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Directors, officers, employees and agents of the Company and/or the Bank may be entitled to benefit from the indemnification provisions contained in the Colorado Business Corporation Act, Title Seven of the Colorado Revised Statutes (the "CBCA"), the Company's Articles of Incorporation and certain indemnification agreements. In addition, certain provisions in the CBCA and the Articles of Incorporation limit the liability of directors of the Company. The general effect of these provisions is summarized below:

         Article 109 of the CBCA permits a Colorado corporation to indemnify any person who was or is a party or is threatened to be made a party to any suit, action or other proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, or other enterprise. Such indemnification may be against expenses, including attorneys' fees, judgments, fines and other amounts in connection with such proceeding. Indemnification is available if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, such person had no reasonable cause to believe that the conduct was unlawful. Unless a court of competent jurisdiction otherwise orders, indemnification is not available in connection with a proceeding by or in the right of the corporation if the person is adjudged liable to the corporation or derived an improper personal benefit. A corporation is required to indemnify a director or officer who is wholly successful in the defense of any such proceeding. Expenses (including attorneys' fees) incurred by a director, officer, employee or agent of the corporation in defending any such proceeding may be advanced by the corporation before the final disposition if such person furnishes an undertaking to repay such advances if it is ultimately determined that such person is not entitled to be indemnified. Before a corporation may indemnify or advance expenses to a person under these provisions, the board of directors (excluding any directors who are parties to such a proceeding), independent legal counsel appointed by the board of directors, or the shareholders must provide authorization. A corporation may purchase insurance against any liability of individuals for whom the corporation may provide such indemnification. Any provisions in a corporation's articles of incorporation, bylaws, resolutions or in a contract (except an insurance policy) for such indemnification are valid only to the extent not inconsistent with
Article 109 of the CBCA.

         Article XIII of the Company's Articles of Incorporation states that the Company shall have all powers to indemnify and make advances in connection with such indemnification to its directors, officers and others, provided that such powers and the exercise thereof are consistent with the Colorado Corporation Code (which preceded the CBCA). This Article also states that the board of directors is authorized, without shareholder action, to exercise the Company's powers of indemnification, whether by provision in the bylaws or otherwise.

         The Bank has entered into indemnification agreements with certain of its officers and directors in consideration of their agreement to serve in such capacities. The terms of each agreement are identical for each such officer or director. The indemnification agreement provides that the Bank will indemnify and pay advances to the director or officer to the maximum extent provided in the Bank's articles of incorporation or bylaws, subject to approval by the board of directors and certain conditions and limitations. Such indemnification is not available in connection with expenses, penalties or other amounts in connection with proceedings brought by a regulatory agency resulting in the assessment of civil money penalties of requiring the director or officer to make payments to the Bank, nor will the Bank pay any advances in connection with a proceeding brought by an regulatory agency. For each annual period following the date of the indemnification agreement, the total liability of the Bank for indemnification of all officers and directors of the bank, whether under the agreement or otherwise, cannot exceed $1,000,000. The indemnification available under the agreement does not limit any other indemnification which may be available. However, indemnification under the agreement is available only after the exhaustion of any available insurance coverage.

         Section 7-108-402 of the CBCA permits a corporation, if so provided in the articles of incorporation, to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty. However, such a provision cannot eliminate or limit such liability arising out of a breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, unlawful distributions, or any transaction for which the director derived an improper personal benefit. Article XV of the Company's Articles of Incorporation provides for such elimination of director liability.

         Section 11 of the proposed Underwriting Agreement filed herewith as
Exhibit 1.1 among the Registrant, the Selling Shareholder and the Underwriter contains customary cross indemnification provisions.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee     $  6,395
NASD fee                                                   2,668
Nasdaq National Market fee                                37,000
Legal fees and expenses                                   80,000
Blue Sky fees and expenses                                 3,000
Accounting fees and expenses                              50,000
Printing expenses                                         80,000
Transfer agent fees                                       10,000
Miscellaneous expenses                                    30,937
                                                        --------

         Total                                          $300,000
                                                        ========

         All of the above items except the registration fee are estimated. The Selling Shareholder may incur and will pay offering expenses estimated at $5,000 for custodian and other fees.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         None.

ITEM 27. EXHIBITS

(a)      Exhibits

Exhibit No.       Description

1.1               Form of Underwriting Agreement (1).

3.1 Amended and Restated Articles of Incorporation of MegaBank Financial Corporation (2).

3.2               Bylaws of MegaBank Financial Corporation (2).

4.1 Form of Subordinated Indenture dated February 9, 1998 entered into between the Registrant and Wilmington Trust Company, as Indenture Trustee (2).

4.2 Form of Junior Subordinated Debenture (included as an exhibit to Exhibit 4.1) (2).

4.7               Preferred Securities Guarantee Agreement (2).

4.8 Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.5) (2).

4.9               Specimen Common Stock Certificate of Registrant (1).

5.1               Form of opinion of Jones & Keller, P.C. (1).

10.1 Federal Funds Transactions Purchase Agreement dated November 8, 1993 between MegaBank of Arapahoe and Bankers' Bank of the West and renewal letter dated October 20, 1997 from Bankers' Bank of the West (2).

10.2 Lease dated December 29, 1994 between Nagrom, L.L.C. and MegaBank Financial Corporation (2).

10.3 Advance, Pledge and Security Agreement dated October 26, 1995 between Federal Home Loan Bank of Topeka and MegaBank of Arapahoe (2).

10.4 Federal Funds line of credit agreement signed September 24, 1997 between Norwest Bank Colorado, N.A. and MegaBank of Arapahoe (2).

10.5              Consulting Agreement - First Fidelity Corp. (2).

10.6              Branching Rights Purchase Agreement - First State Bank of
                  Hotchkiss (2).

10.7 Amended and Restated Stock Purchase Agreement by and among MegaBank Financial Corporation, Thomas R. Kowalski, the Ryan
                  R. Kowalski Trust, the Realtek Company Profit Sharing Plan and Trust, Thomas Investments Partnership and Orchard Valley Financial Corporation dated as of December 4, 1997 and as further amended on September 1, 1998 (1).

10.8 Indemnification Agreement dated July 20, 1995 between MegaBank Financial Corporation ("MegaBank") and Raymond L. Anilionis, Warren P. Cohen and Thomas R. Kowalski (the "Guarantors") (2).

10.9              Registrant's 1998 Long-Term Incentive Plan (1).

11.1 Statement re Computation of per share earnings - see Consolidated Financial Statements.

21                Subsidiaries of the Registrant (2).

23.1              Consent of Fortner, Bayens, Levkulich & Co., P.C. (1).

23.2 Consent of Jones & Keller, P.C. (included in Exhibit 5.1 above).

24.1              Power of attorney (included on the signature page).

---------
(1)      Filed herewith.
(2) Incorporated by reference herein to the filing under the same exhibit number to the Registrant's Registration Statement on Form SB-2 (Registration No. 333-42189 and 333- 42191) dated December 12, 1997 and as amended on January 22, 1998 and January 29, 1998.

ITEM 28. UNDERTAKINGS

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

         The Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on this 14th day of September, 1998.

                              MEGABANK FINANCIAL CORPORATION


                              By: /s/ THOMAS R. KOWALSKI
                                 -----------------------------------------
                                   Thomas R. Kowalski,
                                   Chairman and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas R. Kowalski and Susan A. Putland and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting upon said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signatures                      Title                               Date
         ----------                      -----                               ----

  /s/ THOMAS R. KOWALSKi        Director, Chairman and Chief            September 14, 1998
--------------------------      Executive Officer (Principal
Thomas R. Kowalski              Executive Officer)


 /s/ LARRY A. OLSEN             Director, President and Chief           September 14, 1998
--------------------------      Operating Officer
Larry A. Olsen


 /s/ RAYMOND L. ANILIONIS       Director                                September 14, 1998
--------------------------
Raymond L. Anilionis

 /s/ DR. DONALD B. BROWN        Director                                September 14, 1998
---------------------------
Dr. Donald B. Brown


 /s/ WILLIAM F. SIEVERS         Director                                September 14, 1998
---------------------------
William F. Sievers


 /s/ HIRAM J. WELTON            Treasurer, Principal Financial          September 14, 1998
---------------------------     and Accounting Officer
Hiram J. Welton

                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------
1.1               Form of Underwriting Agreement

4.9               Specimen Common Stock Certificate of Registrant

5.1               Form of opinion of Jones & Keller, P.C.

10.7              Amended and Restated Stock Purchase Agreement by and among
                  MegaBank Financial Corporation, Thomas R. Kowalski, the Ryan
                  R. Kowalski Trust, the Realtek Company Profit Sharing Plan and
                  Trust, Thomas Investments Partnership and Orchard Valley
                  Financial Corporation dated as of December 4, 1997 and as further amended on September 1, 1998

10.9              Registrant's 1998 Long-Term Incentive Plan

11.1              Statement re Computation of per share earnings - see Consolidated Financial
                  Statements

23.1              Consent of Fortner, Bayens, Levkulich & Co., P.C.

23.2              Consent of Jones & Keller, P.C. (included in Exhibit 5.1 above)

24.1              Power of attorney (included on the signature page)